      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 30, 1996
                                                      REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                              WIRED VENTURES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                                 2721                              94-3241924
(STATE OR OTHER JURISDICTION OF         (PRIMARY STANDARD INDUSTRIAL               (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)          CLASSIFICATION CODE NUMBER)             IDENTIFICATION NUMBER)

                         520 THIRD STREET, FOURTH FLOOR
                            SAN FRANCISCO, CA 94107
                                 (415) 222-6200
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                             ---------------------

                                 JEFFREY SIMON
                            CHIEF FINANCIAL OFFICER
                              WIRED VENTURES, INC.
                         520 THIRD STREET, FOURTH FLOOR
                            SAN FRANCISCO, CA 94107
                                 (415) 222-6200
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                             ---------------------

                                   COPIES TO:

                KENNETH L. GUERNSEY                                     ROBERT T. CLARKSON
                  JODIE M. BOURDET                                      KENNETH M. SIEGEL
                BRADLEY P. MACMILLIN                                    TAMARA G. MATTISON
      COOLEY GODWARD CASTRO HUDDLESON & TATUM                WILSON, SONSINI, GOODRICH & ROSATI, P.C.
           ONE MARITIME PLAZA, 20TH FLOOR                               650 PAGE MILL ROAD
              SAN FRANCISCO, CA 94111                                  PALO ALTO, CA 94304
                   (415) 693-2000                                         (415) 493-9300

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering.

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                             ---------------------

                        CALCULATION OF REGISTRATION FEE

- ---------------------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------------------
                                                                                            PROPOSED
                                                                           PROPOSED         MAXIMUM
                                                                            MAXIMUM         AGGREGATE
     TITLE OF EACH CLASS OF                        AMOUNT TO BE         OFFERING PRICE      OFFERING         AMOUNT OF
  SECURITIES TO BE REGISTERED                    REGISTERED(1)(2)        PER SHARE(3)       PRICE(3)     REGISTRATION FEE
- ---------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value..............     6,325,000 shares           $12.00         $75,900,000        $26,173
- ---------------------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------------------

(1) Includes 825,000 shares of Common Stock issuable upon exercise of the Underwriters' over-allotment option.

(2) The shares of Common Stock are not being registered for the purpose of sales outside the United States.

(3) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457 under the Securities Act of 1933.
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION
STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT
SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                              WIRED VENTURES, INC.

                             CROSS-REFERENCE SHEET

                   PURSUANT TO ITEM 501(B) OF REGULATION S-K
                 SHOWING LOCATION IN PROSPECTUS OF INFORMATION
                         REQUIRED BY ITEMS OF FORM S-1

                   ITEM NUMBER AND HEADING IN
                FORM S-1 REGISTRATION STATEMENT                          LOCATION IN PROSPECTUS
       --------------------------------------------------  --------------------------------------------------
   1.  Forepart of the Registration Statement and Outside
       Front Cover Page of Prospectus....................  Outside Front Cover Page
   2.  Inside Front and Outside Back Cover Pages of
       Prospectus........................................  Inside Front and Outside Back Cover Pages
   3.  Summary Information, Risk Factors and Ratio of
       Earnings to Fixed Charges.........................  Prospectus Summary; Risk Factors
   4.  Use of Proceeds...................................  Use of Proceeds
   5.  Determination of Offering Price...................  Outside Front Cover Page; Underwriting
   6.  Dilution..........................................  Dilution
   7.  Selling Security Holders..........................  Not Applicable
   8.  Plan of Distribution..............................  Outside Front and Inside Front Cover Pages;
                                                           Underwriting
   9.  Description of Securities to be Registered........  Prospectus Summary; Capitalization; Description of
                                                           Capital Stock
  10.  Interests of Named Experts and Counsel............  Legal Matters
  11.  Information with Respect to the Registrant........  Outside Front and Inside Front Cover Pages;
                                                           Prospectus Summary; Risk Factors; The Company;
                                                           Dividend Policy; Capitalization; Selected
                                                           Consolidated Financial Information; Management's
                                                           Discussion and Analysis of Financial Condition and
                                                           Results of Operations; Business; Management;
                                                           Certain Transactions; Principal Stockholders;
                                                           Description of Capital Stock; Shares Eligible for
                                                           Future Sale; Change in Accountants; Consolidated
                                                           Financial Statements
  12.  Disclosure of Commission Position on
       Indemnification for Securities Act Liabilities....  Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED MAY 30, 1996

                                5,500,000 SHARES

                                  [WIRED LOGO]

                              WIRED VENTURES, INC.

                                  COMMON STOCK
                          (PAR VALUE $0.001 PER SHARE)
                             ---------------------

     Of the 5,500,000 shares of Common Stock offered, 4,400,000 shares are being offered hereby in the United States and 1,100,000 shares are being offered in a concurrent international offering outside the United States. The initial public offering price and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting".

     All of the shares of Common Stock offered hereby are being sold by Wired Ventures, Inc. (the "Company"). Prior to the offerings, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $10.00 and $12.00 per share. For factors to be considered in determining the initial public offering price, see "Underwriting".

     SEE "RISK FACTORS" COMMENCING ON PAGE 6 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

      Application has been made for the listing of the Company's Common Stock on the Nasdaq National Market under the symbol "WWWW".
                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
        ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                       INITIAL PUBLIC       UNDERWRITING        PROCEEDS TO
                                       OFFERING PRICE       DISCOUNT(1)          COMPANY(2)
                                     ------------------  ------------------  ------------------
Per Share..........................          $                   $                   $
Total(3)...........................          $                   $                   $

- ---------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting".
(2) Before deducting estimated expenses of $1,300,000 payable by the Company.
(3) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 825,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price,
    underwriting discount, and proceeds to Company will be $          ,
    $          , and $          , respectively. See "Underwriting".
                             ---------------------

     The shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York on
or about August   , 1996, against payment therefor in immediately available
funds.
GOLDMAN, SACHS & CO.                               ROBERTSON, STEPHENS & COMPANY
                             ---------------------

                The date of this Prospectus is           , 1996.

Smart Media for Smart People Around the World




Wired Ventures' mission is to build
a new kind of global, diversified
media company for the 21st century.



                         [PICTURES OF COMPANY PRODUCTS]

                         [PICTURES OF COMPANY PRODUCTS]

     Wired(R) is a registered trademark and HotWired(TM), HardWired(TM), HotBot(TM), Wired TV(TM), and Wired Online(TM) and certain other terms used in this Prospectus are trademarks of the Company. Trade names and trademarks of other companies appearing in this Prospectus are the property of their respective holders.
                             ---------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS THAT STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Except in the historical financial statements and where otherwise indicated, all share and per-share information in this Prospectus has been adjusted to reflect the completion in May 1996 of the Reorganization described in "The Company" and conversion of all outstanding shares of Preferred Stock of the Company into shares of Common Stock, which will occur upon the completion of the offerings. In addition, unless otherwise indicated, all information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. See "Description of Capital Stock" and "Underwriting."

                                  THE COMPANY

     Wired Ventures, Inc. (the "Company") is a new kind of global, diversified media company engaged in creating compelling, branded content with attitude for print, online, and television. Its current businesses include publishing Wired magazine and programming original content on the World Wide Web (the "Web") primarily through its HotWired network of online content sites (the "HotWired Network"). The Company believes that it has developed Wired and HotWired into strong brands that symbolize new media and the digital age.

     Wired magazine and the Company's online content sites have award-winning content and design that have attracted large and rapidly growing audiences with young, well-educated, and affluent demographics that the Company believes are highly sought after by advertisers. The Company also believes that with its creative, research, technological, sales, and management expertise, and its established brands, it has created a platform from which to launch additional brands across multiple media. In addition, the Company believes that its brands and media properties are well-positioned to capitalize on the expected growth in the use of the Internet and the Internet advertising market. Industry sources estimate that the number of Internet users will reach approximately 200 million by the end of 1999, up from approximately 56 million at the end of 1995, and that the market for advertising on the Internet will exceed $2 billion by 2000, up from $74 million in 1996.

     Wired magazine was launched in January 1993 to cover the Digital Revolution, a term popularized by the Company to describe the profound changes caused by the convergence of the computer, media, and communications industries. With Wired magazine's blend of leading-edge editorial and highly innovative design, the Company has created a unique magazine genre. Wired magazine is not a computer magazine; it is about the people, companies, and ideas of the Digital Revolution. Wired magazine's paid circulation has grown from 90,000 at the end of 1993 to an estimated 300,000 at the end of April 1996. The magazine's advertisers range from consumer goods companies such as General Motors Corporation and Calvin Klein Inc. to technology and telecommunications companies such as Microsoft Corporation and Motorola, Inc. The Company believes that Wired magazine is the first major technology-related publication that has been able to attract such a broad mix of advertisers. Wired magazine has won a number of prestigious awards, including a 1994 National Magazine Award for General Excellence and the 1996 National Magazine Award for Design Excellence, both given by the American Society of Magazine Editors.

     The Company's online programming is primarily distributed through the Web. Its flagship offering, the HotWired Network, was launched in October 1994 and features original content on topics such as politics, travel, arts, entertainment, health, careers, and lifestyle, as well as content based on Wired magazine. Users can access the HotWired Network's programs through the main HotWired Network site (http://www.hotwired.com) or through each program's own distinct Web address. The Company also produces the popular Suck.com online content site (http://www.suck.com), a source of sharp commentary on the Web and popular culture. During April 1996, the Company's Web sites received between 25,000 and 30,000 visitors per weekday, up from 12,000 to 19,000 visitors per weekday in September 1995. The Company's online advertisers range from consumer products companies such as Toyota Motor Corp. and VISA International to technology and telecommunications companies such as Silicon Graphics, Inc. and AT&T Corp. The HotWired Network has won a number of prestigious awards, including the Digital Hollywood 1995 and 1996 Best Site of the Year award and the National Information Infrastructure Award for Best Arts and Entertainment Site in 1995. In order to further leverage its online brand presence and its Web advertising sales capabilities, the Company recently launched HotBot (http://www.hotbot.com), a Web-wide search engine designed to search the complete text of all documents on the Web.

     The Company is extending its brands into new print, online, and television media properties, all of which are aimed at the core demographic groups reached by Wired magazine and the HotWired Network. The Company is currently developing a television program based on the HotWired Network's The Netizen political commentary program (http://www.netizen.com). The Company is in discussions with a cable television service regarding a potential strategic alliance for the production and distribution of the program. The Company, through its HardWired book brand, is also in the process of publishing several book titles. The first of these, Mind Grenades, is scheduled for release in September 1996 and will be featured as an alternate selection by the Book of the Month Club. In addition, the Company is exploring several new magazine, online, and television concepts that are editorially and creatively distinct from the Company's current products.

     The Company aims to create "smart media for smart people around the world" - high-quality information and entertainment products aimed at a well-educated, affluent, technologically savvy, and influential consumer group. Its mission is to build a new kind of global, diversified media company for the 21st century utilizing its ability to create compelling, branded content with attitude across multiple media, its research and technological capabilities, its strong connection to consumers and advertisers, and its commitment to journalistic and artistic excellence.

                                  RISK FACTORS

     For a discussion of considerations relevant to an investment in the Common Stock, see "Risk Factors."

                                 THE OFFERINGS

Common Stock offered:
  U.S. Offering.........................................  4,400,000 shares
  International Offering................................  1,100,000 shares
     Total..............................................  5,500,000 shares
Common Stock to be outstanding after the offerings......  37,250,002 shares(1)
Use of proceeds.........................................  Repayment of approximately $5.0 million of indebtedness and general
                                                          corporate purposes, including
                                                          working capital, product
                                                          development, and international
                                                          expansion. See "Use of Proceeds."
Proposed Nasdaq National Market symbol..................  WWWW

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                             THREE MONTHS ENDED
                                          YEARS ENDED DECEMBER 31,                MARCH 31,
                                    ------------------------------------     -------------------
                                        1993          1994        1995        1995        1996
                                    ------------     -------     -------     -------     -------
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Total revenues....................    $  2,928       $ 9,181     $25,255     $ 4,278     $ 7,621
Total costs and expenses..........       3,952        12,718      33,188       6,709      11,461
Operating loss....................      (1,024)       (3,537)     (7,933)     (2,431)     (3,840)
Net loss..........................      (1,036)       (3,457)     (6,505)     (2,418)     (3,361)
Pro forma net loss per share(2)...                               $ (0.19)                $ (0.10)

                                                                    MARCH 31, 1996
                                                     --------------------------------------------
                                                                                     PRO FORMA
                                                      ACTUAL      PRO FORMA(3)     AS ADJUSTED(4)
                                                     --------     ------------     --------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents..........................  $  2,604       $ 14,904          $ 67,369
Working capital (deficit)..........................    (5,795)         6,355            61,320
Total assets.......................................     9,154         26,122            78,587
Long-term obligations..............................     1,216          1,216             1,216
Minority interest..................................       867             --                --
Accumulated deficit................................   (14,575)       (24,481)          (24,481)
Total stockholders' equity (deficit)...............    (5,034)        12,651            67,616

- ---------------

(1) Based on shares outstanding as of May 31, 1996. Excludes: (i) 3,970,078 shares issuable upon the exercise of stock options outstanding as of such date at a weighted average exercise price of $5.89 per share; (ii) 5,869,712 shares reserved for future issuance under the Company's 1996 Equity Incentive Plan; and (iii) 100,000 shares reserved for future issuance under the Company's 1996 Non-Employee Director Stock Option Plan.

(2) See Note 2 of Notes to Consolidated Financial Statements.

(3) Reflects on a pro forma basis: (i) the completion of the Reorganization described in "The Company"; (ii) the sale by the Company of 1,250,000 shares of Series B Preferred Stock at a price of $10.00 per share in May 1996;
    (iii) the recording of deferred compensation expense associated with certain stock option grants; and (iv) the conversion into Common Stock of all outstanding shares of Preferred Stock.

(4) As adjusted to reflect the sale by the Company of 5,500,000 shares of Common Stock in the offerings at an assumed initial public offering price per share of $11.00 and after deducting the estimated underwriting discount and offering expenses and applying the net proceeds therefrom as described herein. See "Capitalization."

     This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors" and elsewhere in this Prospectus.

                                  RISK FACTORS

     In addition to the other information presented in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors" and elsewhere in this Prospectus.

LIMITED OPERATING HISTORY AND ANTICIPATION OF LOSSES

     The Company commenced the publishing of Wired magazine in January 1993 and launched the HotWired Network in October 1994. Accordingly, the Company has a limited operating history upon which an evaluation of the Company and its prospects can be based. The Company has incurred operating losses since inception, including operating losses of $1.0 million for 1993, $3.5 million for 1994, $7.9 million for 1995, and $3.8 million for the three months ended March 31, 1996. Partially as a result of a one-time charge of approximately $21.3 million resulting from the write-off of in-process research and development pursuant to the Reorganization described in "The Company," the Company expects to incur a substantial loss for the three months ending June 30, 1996. Moreover, deferred compensation expense of $9.1 million relating to stock options granted prior to May 31, 1996 will be recognized over the four-year vesting periods of the options. Of such amount, $5.5 million will be recognized in the three months ending June 30, 1996. The Company and its prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by new media companies and companies in the new and rapidly evolving market for online products and services. To address these risks, the Company must, among other things, continue to respond to competitive developments, attract, retain, and motivate qualified personnel, continue to successfully execute its advertising and print sales strategies, and develop and successfully commercialize new media properties. There can be no assurance that the Company will be successful in addressing these risks. The Company's ability to maintain or increase its revenues or become profitable depends on many factors, including its ability to increase advertising rate bases and the resulting revenues for its print publications and online content sites and increase the paid circulation of its print publications. There can be no assurance that the Company will be successful in any of these efforts. Since its inception, the Company has experienced substantial growth, which has required it to significantly increase the scale of its operations and, correspondingly, its operating expenses. The increase in operating expenses reflects the hiring of additional personnel in all functional areas, an increase in sales and marketing activities, and the funding of development of new products and technologies. The Company expects that operating expenses will increase faster than revenues for the foreseeable future and, as a result, the Company expects to incur operating and net losses for the foreseeable future. There can be no assurance that the Company can maintain or increase its revenues in the future to offset its increased operating expenses. See "The Company," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," and "Business -- Development Projects."

FLUCTUATIONS IN OPERATING RESULTS

     As a result of the Company's limited operating history, the Company does not have relevant historical financial information for a significant number of periods on which to base planned revenues and operating expenses. The Company expects to experience significant fluctuations in future quarterly and annual operating results that may be caused by many factors, including (i) the seasonal nature of the advertising business, where the second and fourth calendar quarters for magazine publishers are generally characterized by higher advertising revenues; (ii) the ability of the Company to maintain or increase the paid circulation for Wired magazine and future publications; (iii) the cost of paper, postage, and other costs associated with magazine production and distribution; (iv) the ability to maintain or increase print and online audiences; (v) the ability to reasonably predict newsstand and store sales of its magazines and books and thereby limit the returns of unsold products; (vi) the anticipated increases in operating expenses to support the expansion of its existing print and online businesses, the development of new magazine and online content sites, and the Company's book publishing and television efforts; (vii) the size and rate of growth of the market for Internet products and online content; (viii) the introduction by others of products that are competitive with those of the Company; and (ix) the general economic conditions in the United States and worldwide. As a result of the foregoing, period-to-period comparisons of the Company's results of operations are not necessarily meaningful and should not be relied upon as an indication of future performance.

     The Company believes that advertising sales in traditional media, such as magazines and television, are generally lower in the first and third calendar quarters than in the respective preceding quarters and that advertising expenditures fluctuate significantly with economic cycles. Depending on the extent to which the Web is accepted as an advertising medium, seasonality and cyclicality in the level of advertising expenditures generally could become more pronounced for Web advertising. Seasonality and cyclicality in advertising expenditures generally, or with respect to Web-based advertising specifically, could have a material adverse effect on the Company's business, financial condition, or operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEVELOPING MARKET FOR ONLINE MEDIA; UNCERTAIN ACCEPTANCE OF THE INTERNET AS AN ADVERTISING MEDIUM

     The Company's future growth is dependent to a significant extent upon its ability to increase the amount of revenue it derives from advertising through online media, principally the Web and proprietary online services. The market for advertising through online media has only recently begun to develop, is rapidly evolving, and is characterized by an increasing number of market entrants who have introduced or developed products and services for information, entertainment, and commerce through the Web and online services. Demand and market acceptance for recently introduced online products and services are subject to a high level of uncertainty. There can be no assurance that the market for commerce, entertainment, and information through online media will continue to grow. The use of the Web and online services as a medium for advertising, particularly by those individuals and enterprises that have historically relied upon traditional means of marketing and advertising, generally requires the acceptance of a new way of conducting business and exchanging information. In particular, enterprises that have already invested substantial resources in other means of advertising may be particularly reluctant or slow to adopt advertising through online media. If the Web and online services do not develop as a significant means for companies to advertise their products and services, there will be a material adverse effect on the Company's business, financial condition, and operating results. See
"Business -- Products."

     In connection with the development and expansion of the Company's online products and distribution channels, the Company is exploring new methods of deriving and increasing revenue, including long-term advertising contracts and frequency discounts, cross-publication advertising packages, co-branding of program content, user-customized online advertising, use of detailed demographic data of online and print consumers, and relationships with online services for the delivery of online content in exchange for royalties based on user fees. There can be no assurance that the Company will be able to negotiate such arrangements with advertisers or strategic partners or that any such arrangements will generate revenues sufficient to offset the costs incurred by the Company in developing and maintaining such business arrangements.

     The Company's ability to derive revenues from online advertising will also depend on a robust online industry and the infrastructure for providing Internet access and carrying Internet traffic, particularly with respect to the Web. The Internet in general and the Web in particular may not prove to be viable commercial marketplaces because of inadequate development of the necessary infrastructure, such as a reliable network backbone, or timely development of affordable complementary products, such as high-speed modems and accurate methods for auditing online usage and advertising. Because global commerce and the exchange of information on the Internet are new and evolving, it is difficult to predict with any assurance whether the Internet or the Web will prove to be and remain a viable commercial marketplace. Moreover, critical issues concerning the commercial use of the Internet and the Web, including security, technical reliability, cost, ease of use and access, and quality of service, remain unresolved and may impact the growth of Internet and Web use. If the necessary infrastructure or complementary products are not developed, or if the Internet or the Web does not continue to develop as a viable commercial marketplace, there will be a material adverse effect on the Company's business, financial condition, and operating results. See "Business -- Advertising Sales."

NO ASSURANCE OF SUCCESSFUL EXPANSION OR DIVERSIFICATION OF OPERATIONS

     It is the Company's strategy to expand its editorial and creative vision to new magazines and online media products and to other media, including books and television. The development of such new products generally involves significant expense and diversion of management, creative, technical, and personnel resources from the Company's current businesses. The Company's past performance in print and online media is not an indicator of the performance of future products, if developed. There can be no assurance that the Company will be successful in developing, marketing, or selling new magazines or online media products, or that the cost of establishing such products, whether successful or not in the market, will not have a material adverse effect on the Company's business, financial condition, and operating results. In connection with the Company's recent introduction of the HotBot Web-wide search engine, some users experienced difficulties with HotBot, such as improperly displayed graphics, long query times, and incomplete searches. While the Company and its HotBot strategic partner are working to solve the technical issues with the HotBot service, there can be no assurance that HotBot will perform at a level sufficient to achieve market acceptance. Moreover, there can be no assurance that the Company will not experience similar or other difficulties in connection with future online product offerings. In addition, the Company and its management have only limited prior experience in book publishing, television, and other distribution channels. There can be no assurance that the Company will be able to successfully develop, market, sell, or deliver its book products or television programming or that the cost of establishing a business in either medium, whether successful or not in the market, will not have a material adverse effect on the Company's business, financial condition, and operating results. See "Business -- Development Projects."

DEPENDENCE ON TECHNOLOGICAL ENHANCEMENTS

     A key element of the Company's strategy is to continue to develop technological innovations for its online media properties that allow it to enhance the user's experience and strengthen relationships with advertisers. The Company believes such technological leadership is required for the Company to remain competitive. There can be no assurance that the Company will be able to conceive, develop, or acquire such technological innovations successfully or that the Company's competitors will not successfully implement features on their online media properties that are superior to those of the Company's online media properties. Moreover, the cost associated with developing new technology can be significant. There can be no assurance that these costs will not have a material adverse effect on the Company's business, financial condition, and operating results. See "Business -- Products."

MANAGING A CHANGING BUSINESS

     Since its inception, the Company has experienced significant change and expansion in its business and operations, which have placed significant demands on the Company's administrative, operational, financial, and other resources. Future growth, if any, could place a significant strain on the Company's management, operational, financial, and other resources. The Company's ability to manage future growth will depend upon a significant expansion of its accounting and other internal management systems and the implementation and subsequent improvement of a variety of systems, procedures, and controls. Moreover, the Company will need to continue to train, motivate, and manage its employees and attract and retain qualified senior managers and technical professionals. If the Company's management is unable to manage growth effectively, there could be a material adverse effect on the Company's business, financial condition, and operating results. See "Business -- Employees" and "Management."

DEPENDENCE UPON KEY PERSONNEL; NEED TO ATTRACT AND RETAIN ADDITIONAL PERSONNEL

     The Company's performance is substantially dependent on the performance of its executive officers and key personnel. The Company is dependent on its ability to retain and motivate high-quality personnel, especially its editorial, creative, and management personnel. The loss of any of the Company's key personnel, particularly its co-founders Louis Rossetto and Jane Metcalfe, could have a material adverse effect on the Company's business, financial condition, and operating results. The Company does not have "key person" life insurance policies on any of its employees.

     The Company's future success also depends on its continuing ability to identify, hire, train, and retain other highly qualified creative, technical, and managerial personnel. The Company anticipates hiring a large number of new employees in all functional areas within the next two years. Competition for highly qualified personnel is intense. There can be no assurance that the Company will be successful in attracting, assimilating, and retaining such personnel, and the failure to do so could have a material adverse effect on the Company's business, financial condition, and operating results. Moreover, in the event of the loss of any such personnel, there can be no assurance that the Company would be able to prevent the unauthorized disclosure or use of its proprietary technology, practices, procedures, or customer lists. See
"Business -- Employees" and "Management."

COMPETITION

     The Company faces significant competition from a large number of companies, many of which have significantly greater financial, creative, technical, and marketing resources than the Company. These companies may be better positioned to compete in the evolving media and technology industries. In addition, the Company faces broad competition for advertising revenue from other media companies that produce magazines, newspapers, online content, radio, and television, as well as other promotional vehicles such as direct mail, coupons and billboard advertising. Each of the Company's products competes with other media and many other types of leisure activities for audiences and advertising revenue. Overall competitive factors in these segments include editorial and design quality, price, and customer service. Competition for advertising dollars is primarily based on advertising rates, reader response to advertisers' products and services, and effectiveness of sales teams. There can be no assurance that one or more of the Company's competitors will not significantly undermine the sales efforts of the Company or reduce the Company's audiences, either of which would have a material adverse effect on the Company's business, financial condition, and operating results.

     Competition in the magazine publishing business is also intense with respect to subscription sales and single copy distribution and display. There can be no assurance that one or more other magazines or online content sites will not significantly undermine the marketing efforts of Wired magazine or significantly impact the sources of its circulation or advertising revenues. If this were to occur, there would be a material adverse effect on the Company's business, financial condition, and operating results.

     To the extent that the Internet infrastructure is expanded and access to the Web is made easier and less expensive, the Company expects the number of Web users to continue to grow at a rapid rate. In response to this anticipated growth, there is an increasing number of companies, some with significantly greater resources than the Company, developing online content and services for delivery on the Web, and competing for audiences and the advertising dollars that are currently being devoted to the Web. The Company's online content sites compete with other online content sites such as America Online's Global Network Navigator, cnet, ESPNet, Starwave, and Time-Warner's Pathfinder. The Company's search engine service competes with services such as Alta Vista, Excite, Infoseek, Lycos, and Yahoo!. All of the Company's online media properties compete for advertising dollars with Web browser companies such as Netscape. There can be no assurance that one or more of the Company's competitors will not significantly undermine the Company's marketing efforts for its online media properties or attract a significant amount of advertising revenues away from the Company.

     The Company's book publishing operations will compete for sales with numerous other publishers and retailers, as well as with other media, including the Company's own magazine and online media products. In addition, the acquisition of publishing rights to books by leading authors is highly competitive, and the Company will compete with numerous other book publishers. There can be no assurance that the Company's book publishing efforts will be successful, or that the costs of such efforts will not have a material adverse effect on the Company's business, financial condition, and operating results.

     The creation, production, and distribution of television programming is a highly competitive business, as each television program competes with other television programming and with other forms of entertainment. Furthermore, competition in the television industry is expected to increase as the number and variety of basic cable and pay television services available continue to grow. There is active competition among all production companies in these industries for the services of producers, directors, actors, and others and for the acquisition of literary properties. With respect to the distribution of television product, there is significant competition from independent producers and distributors as well as major studios. Revenues for filmed entertainment product depend in part on general economic conditions, but the competitive position of a producer or distributor is still greatly affected by the quality of, and public response to, the entertainment product it makes available to the marketplace. There can be no assurance that the Company's efforts in television programming will result in programming that is marketable to advertisers and distributors or will be commercially successful, or that the cost of creating and producing television programming, whether successful or not in the market, will not have a material adverse effect on the Company's business, financial condition, and operating results.

UNCERTAINTY OF CONTENT AVAILABILITY

     The success of the Company's products is largely dependent on the availability of high-quality editorial and artistic content that will appeal to consumers and, in the case of the Company's print publications, generate circulation revenue. Without strong consumer interest in the Company's publications, advertisers will not begin or continue to advertise with the Company, and the Company's ability to generate revenues from advertising will be materially adversely affected. The Company believes the most important factor influencing consumer acceptance and support of its products is the quality of the content. There can be no assurance that the Company's direct content development efforts will produce media products that attract consumer interest and generate advertising and subscription revenues in the future. The failure of the Company to create compelling content and generate and maintain consumer and advertiser interest would risk diluting its brands and would have a material adverse effect on the Company's business, financial condition, and operating results.

     In addition to its own direct content development efforts, the Company depends substantially on third parties, including both occasional and regular outside contributors, to create content for the Company's media products. The dependence on third party content providers is expected to continue in the future. In many cases, the Company is required to compete with other business opportunities for the attention of these content providers, including other print and online publications that are or will be directly competitive with the Company's media products. There can be no assurance that the Company will succeed in attracting and retaining third party contributors in sufficient numbers or quality to supply the requisite content for its products to succeed. The inability of the Company to retain third parties that develop high-quality content that appeals to consumers would have a material adverse effect on the success of the Company's publications and its business, financial condition, and operating results. See "Business -- Products."

DEPENDENCE ON INFORMATION TECHNOLOGY INDUSTRIES

     The Company's products are generally targeted toward users and developers of information technology and are susceptible to shifts in this rapidly changing market. The information technology industries are characterized by intense competition among various technologies and their respective proponents. The markets for the technologies to which the Company's editorial content and product distribution are devoted, including the Internet, are in the early stages of development. The Company's growth is dependent upon a developing market for these technologies. If information technologies, including the Internet, develop more slowly than anticipated, or become obsolete, there will be a material adverse effect on the revenues from the Company's products devoted to or reliant on such technologies, and on the Company's business, financial condition, and operating results as a whole. Furthermore, even if these segments of the information technology market do develop as the Company anticipates, there can be no assurance that the demand for the Company's products and services will also increase. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Competition."

RISKS ASSOCIATED WITH INTERNATIONAL EXPANSION

     A component of the Company's strategy is further expansion into international markets. The Company has only limited experience in developing localized versions of its print and digital publications and marketing and distributing them internationally. Moreover, the Company believes that in order for it to expand internationally, it must continue to enter into strategic alliances with companies outside of the United States. There can be no assurance that the Company will be able to obtain such alliances on terms favorable to the Company, if at all, or that any strategic alliance will be successful. In addition, there are certain risks inherent in doing business in international markets, such as unexpected changes in regulatory requirements, currency fluctuations, state-imposed restrictions on the repatriation of funds, potentially adverse tax consequences, import and export duties and restrictions, difficulties in staffing and managing multinational operations, the uncertainty of product acceptance by different cultures, and seasonal reductions in business activity during the summer months in Europe and certain other parts of the world. There can be no assurance that one or more of such factors will not have a material adverse effect on the Company's future international operations and, consequently, on the Company's business, financial condition, and operating results. As a result of the foregoing, there can be no assurance that the Company will be able to successfully market, sell, and deliver its products and services in international markets. See "Business -- Products."

DEPENDENCE ON ADVERTISERS

     The majority of the Company's revenues have been and are expected to continue to be attributable to advertising. In 1995 and the first quarter of 1996, 66% and 58%, respectively, of the Company's total revenues were from advertising. The majority of the Company's print magazine advertising space is sold on a monthly basis. Longer-term advertising contracts with magazine and online advertisers are subject to cancellation upon advance notice of 30 days or less. In addition, the nature of certain of the Company's editorial materials has from time to time resulted in the loss of advertising accounts. To the extent that the Company's major advertisers do not continue to advertise in the Company's products, and the Company is unable to replace these advertisers, there would be a material adverse effect on the Company's business, financial condition, and operating results. See "Business -- Advertising Sales."

UNCERTAINTY OF GOVERNMENT REGULATION

     Laws and regulations may be enacted with respect to the Internet, covering issues such as access to content, pricing, user privacy, and characteristics and quality of products and services. The adoption of any such laws or regulations may decrease the growth of the Internet, which could in turn decrease the demand for advertising and increase the Company's cost of doing business, or could otherwise have a material adverse effect on the Company's business, financial condition, and operating results.

     In February 1996, the Communications Decency Act ("CDA") was signed into law as part of the Telecommunications Act of 1996. Under its provisions, the CDA creates criminal liability for the expression of "indecent" and similar communications via online systems accessible to minors, and carries penalties generally consisting of minimum monetary fines of approximately $250,000 or up to two years of incarceration for each occurrence. Although aspects of the statute are being challenged in federal court by a variety of traditional and new media publishers, access service providers, and other organizations, including the Company, there can be no assurance that enforcement of the provisions of the new law that might apply to the Company's online products will be permanently enjoined or that material created by or on behalf of the Company or that is otherwise distributed through the Company's online sites, including those provided via online services such as America Online, will not be deemed in violation of the CDA. In addition, there can be no assurance that similar state, federal, or international laws have not or will not be enacted and enforced that would criminalize or otherwise penalize or restrict such communications. The inability of the Company to continue publishing any of its current or planned online content or displaying the online submissions of its users as a result of the CDA, or any penalties incurred by the Company under its provisions, may have a material adverse effect on the Company's business, financial condition, and operating results.

CLAIMS OF DEFAMATION

     Publishing of print and online content and television programming involves the risk of claims of libel or other forms of defamation. Civil and criminal liability for libelous or otherwise defamatory content posted to the interactive spaces in the Company's online publications is not settled under law. Although the Company has obtained insurance coverage for potential claims of libel and other forms of defamation, there can be no assurance the Company will not be exposed to litigation, forcing the Company to expend funds and other resources not anticipated in the current operating budgets and projections. Any such litigation, whether or not resulting in a ruling requiring the payment of damages, could have a material adverse effect on the Company's business, financial condition, and operating results. The Company has already defended and settled, without payment or other concession but at significant expense, one defamation lawsuit. See "Business -- Litigation."

RISKS ASSOCIATED WITH INTELLECTUAL PROPERTY RIGHTS

     The Company regards its copyrights, trademarks, trade dress, trade secrets, and similar intellectual property as critical to its success, and the Company relies upon trademark and copyright law, trade secret protection, and confidentiality and license agreements with its employees, strategic partners, and others to protect its proprietary rights. The Company pursues the registration of its material trademarks in the United States and, based upon anticipated use, in certain other countries. The Company has applied for and registered the "Wired" mark in a variety of classes in the United States and numerous other countries and has applied for the registration of certain of its other trademarks, including "HotWired," "Wired TV," "HardWired," and "Wired Online." Effective trademark, copyright, and trade secret protection may not be available in every country in which the Company's products are available. The Company has licensed in the past, and it expects that it may license in the future, elements of its trademarks, trade dress, and similar proprietary rights to third parties, including in connection with Wired magazine's international editions and other media properties that may be controlled operationally by third parties. While the Company attempts to ensure that the quality of its brands is maintained by such licensees, there can be no assurance that such licensees will not take actions that might materially and adversely affect the value of the Company's proprietary rights or the reputation of its products, either of which could have a material adverse effect on the Company's business. Moreover, while the Company believes that it has the right to use Wired, HotWired, and its other marks in connection with its business, and it generally has the right to prohibit others from using such marks in certain fields of use, there can be no assurance that the Company will be able to maintain such rights. From time to time the Company has been, and it expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by the Company and its licensees. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that the Company believes will have, individually or in the aggregate, a material adverse effect on the Company's business, financial condition, and results of operations. See "Business -- Litigation."

CONCENTRATION OF STOCK OWNERSHIP

     Upon the completion of the offerings, the present directors, executive officers, and greater than 5% stockholders and their respective affiliates will beneficially own approximately 61.7% of the outstanding Common Stock of the Company (60.4% of the outstanding Common Stock if the over-allotment option is exercised in full). As a result of their ownership, the directors, executive officers, and greater than 5% stockholders and their respective affiliates collectively will be able to control all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying or preventing a change in control of the Company. See "Principal Stockholders" and "Description of Capital Stock."

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the offerings, there has been no public market for the Company's Common Stock, and there can be no assurance that an active public market for the Company's Common Stock will develop or be sustained after the offerings. The initial offering price will be determined by negotiation between the Company and the representatives of the U.S. Underwriters based upon several factors. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The trading price of the Company's Common Stock could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new media properties by the Company or its competitors, changes in financial estimates by securities analysts, the operating and stock price performance of other companies that investors may deem comparable to the Company, and other events or factors. Moreover, in some future quarter the Company's operating results may fall below the expectations of securities analysts and investors. In such event, the market price of the Company's Common Stock would likely be materially and adversely affected. In addition, the stock market in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the trading price of the Company's Common Stock, regardless of the Company's operating performance.

SHARES ELIGIBLE FOR FUTURE SALE; NO PRIOR TRADING MARKET; REGISTRATION RIGHTS

     Sales of a substantial number of shares of the Company's Common Stock in the public market could have the effect of depressing the prevailing market price of its Common Stock. Upon the completion of the offerings, the Company will have outstanding 37,250,002 shares of Common Stock (assuming no exercise of outstanding options after May 31, 1996). Of these shares, the

5,500,000 shares sold in the offerings will be freely transferable without restriction or further registration under the Securities Act of 1933 (the "Securities Act") unless purchased by "affiliates" of the Company as that term is defined in Rule 144 of the Securities Act ("Affiliates"), which shares will be subjected to the resale limitations of Rule 144 adopted under the Securities Act. Of the other shares outstanding upon the completion of the offerings, 30,500,000 shares will also be freely tradeable without restriction or further registration under the Securities Act, unless held by Affiliates (in which case they would be subject to the volume limitations of Rule 144), because such shares were issued pursuant to the exemption afforded by Section 3(a)(10) of the Securities Act. The remaining 1,250,002 shares, all of which were sold in May 1996, will be "restricted securities" as that term is defined under Rule 144 ("Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 promulgated under the Securities Act, which rules are summarized below. As a result of the contractual restrictions described below, and the provisions of Rule 144 or 701, additional shares will be available for sale in the public market as follows: (i) no currently outstanding shares will be available for immediate sale in the public market on the date of the Prospectus;
(ii) 30,500,000 currently outstanding shares will be eligible for sale upon expiration of lock-up agreements 180 days after the date of this Prospectus (as well as 3,970,078 additional shares issuable upon the exercise of stock options, to the extent exercisable as of such date), subject to (a) earlier waiver of such lock-up provisions by Goldman, Sachs & Co., on behalf of the Underwriters,
(b) compliance with certain volume restrictions with respect to the 22,595,355 shares (plus 998,629 shares subject to options) held by Affiliates, and (c) vesting restrictions with the Company in certain cases; and (iii) 1,250,002 currently outstanding shares will be eligible for sale from time to time thereafter. See "Shares Eligible for Future Sale."

     All of the stockholders of the Company have entered into lock-up agreements with the Representatives of the Underwriters providing that, with certain limited exceptions, such stockholders will not offer, sell, contract to sell, grant an option to purchase, make a short sale, or otherwise dispose of or engage in any hedging or other transaction that is designed or reasonably expected to lead to a disposition of any shares of Common Stock or any option or warrant to purchase shares of Common Stock or any securities exchangeable for or convertible into shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Goldman, Sachs & Co. Other than the 5,500,000 shares being offered hereby, as of the Effective Date no shares of Common Stock of the Company will be eligible for immediate sale in the public market until the expiration of the 180-day lock-up agreements with the Representatives of the Underwriters. Goldman, Sachs & Co. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

     As of May 31, 1996, options to purchase 3,970,078 shares of Common Stock were issued and outstanding. Rule 701 under the Securities Act provides that, beginning 90 days after the date of this Prospectus, shares of Common Stock acquired upon the exercise of outstanding options may be resold by persons other than Affiliates subject only to the manner of sale provisions of Rule 144, and by Affiliates subject to all provisions of Rule 144 except the two-year minimum holding period. The Company intends to file one or more registration statements on Form S-8 under the Securities Act to register shares of Common Stock subject to stock options that will permit the resale of such shares, subject to the Rule 144 volume limitations applicable to Affiliates, vesting restrictions with the Company, and lock-up agreements between the option holders and the Company and the Underwriters.

     Holders of 30,991,349 shares of outstanding Common Stock have the right to require the Company to register their shares of Common Stock under the Securities Act. If such registration rights are exercised, the shares can be sold without any holding period or sales volume limitation. Registration and sale of such shares could have an adverse effect on the trading price of the Common Stock. See "Description of Capital Stock -- Registration Rights."

     Prior to the offerings, there has been no public market for the Common Stock of the Company, and no predictions can be made of the effect, if any, that the sale or availability for sale of shares of additional Common Stock will have on the trading price of the Common Stock. Nevertheless, sales of substantial amounts of such shares in the public market, or the perception that such sales could occur, could adversely affect the trading price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. See "Description of Capital Stock."

ANTITAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS

     After the completion of the offerings, the Board of Directors will have the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges, and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock may have the effect of delaying, deferring, or preventing a change of control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock. The Company has no present plans to issue shares of Preferred Stock. Further, certain provisions of the Company's charter documents, including provisions eliminating the ability of stockholders to take action by written consent and limiting the ability of stockholders to raise matters at a meeting of stockholders without giving advance notice, may have the effect of delaying or preventing changes in control or management of the Company, which could have an adverse effect on the market price of the Company's Common Stock. See "Description of Capital Stock."

NO SPECIFIC USE OF PROCEEDS

     The Company has not designated any specific use for the net proceeds from the sale by the Company of Common Stock offered hereby, except for the application of approximately $5.0 million of such net proceeds for the repayment and termination of the Company's revolving credit facility. Rather, the Company intends to use the remaining net proceeds primarily for general corporate purposes, including working capital, product development, and international expansion. Accordingly, management will have significant flexibility in applying the net proceeds of the offerings. See "Use of Proceeds."

DILUTION

     The initial public offering price is higher than the book value per outstanding share of Common Stock. Accordingly, purchasers in the offerings will suffer an immediate and substantial dilution of $9.31 in the net tangible book value per share of the Common Stock from the initial public offering price. Additional dilution will occur upon exercise of outstanding options granted by the Company. See "Dilution."

                                  THE COMPANY

     Wired Ventures, Inc. is a new kind of global, diversified media company engaged in creating compelling, branded content with attitude for print, online, and television. Its current businesses include publishing Wired magazine and programming original content on the Web primarily through the HotWired Network. The Company believes that it has developed Wired and HotWired into strong brands that symbolize new media and the digital age.

     The Company's businesses historically have been conducted in partnership and limited liability company form through Wired Partners, a California general partnership (from its formation in October 1992 through January 1993), Wired USA Ltd., a California limited partnership (from its formation in January 1993 through January 1994), Wired Ventures, Ltd., a California limited partnership (from its formation in January 1994 through May 1996), and Wired Ventures, Ltd.'s majority interest in HotWired Ventures LLC, a California limited liability company (from its formation in January 1995 through May 1996). All operations and operating assets and liabilities resided in Wired Ventures, Ltd. and HotWired Ventures LLC from January 1994 through May 1996. Except for the historical financial information presented in this Prospectus and as otherwise indicated, all information in this Prospectus gives effect to (i) a reorganization transaction effected in May 1996 in which (a) the Company succeeded to the assets, liabilities and businesses of Wired Holdings Inc., a California corporation, Wired USA Ltd., and Wired Ventures, Ltd. and issued approximately 28 million shares of the Company's Series A Preferred Stock therefor (the "Recapitalization"); and (b) the Company acquired the minority participants' interests in HotWired Ventures LLC in exchange for approximately
2.5 million shares of the Company's Series A Preferred Stock (the "Business Combination") (the Recapitalization and the Business Combination being collectively referred to as the "Reorganization"); and (ii) a financing transaction in May 1996 in which 1,250,000 shares of the Company's Series B Preferred Stock were issued to investors for $10.00 in cash per share (the "Preferred Stock Financing"). Unless otherwise indicated, all references to the "Company" in this Prospectus include the above-named predecessors in interest to the Company as a result of the Reorganization and the wholly owned subsidiaries of the Company: HardWired, Inc., a Delaware corporation; HotWired, Inc., a Delaware corporation; Wired Magazine Group, Inc., a California corporation; Wired New York, a California corporation; Wired World, L.L.C., a Delaware limited liability company; and Wired UK, a United Kingdom unlimited company. See "Certain Transactions" and "Description of Capital Stock."

     The Company was incorporated in Delaware in March 1996. The Company's executive offices are located at 520 Third Street, Fourth Floor, San Francisco, California 94107, and its telephone number is (415) 222-6200.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 5,500,000 shares of Common Stock offered hereby are estimated to be approximately $54,965,000 ($63,405,000 if the Underwriters' over-allotment option is exercised in full) at an assumed initial public offering price of $11.00 per share and after deducting the estimated underwriting discount and offering expenses.

     The principal purposes of the offerings are to obtain additional capital, to create a public market for the Company's Common Stock, and to facilitate future access by the Company to the public equity markets. The Company anticipates that it will use the net proceeds for working capital, product development, international expansion, and other general corporate purposes. The Company also intends to use approximately $5.0 million of such net proceeds for the repayment and termination of the Company's revolving credit facility, which bears interest at a rate equal to adjusted LIBOR plus 3.25% and is due in September 2000. The borrowings under this line of credit have been used for direct mail activities to increase the subscription base for Wired magazine. Although the Company may use a portion of the net proceeds to license or acquire new products or technologies from others or to acquire or invest in businesses complementary to the Company's current business, the Company currently has no specific agreements or commitments in this regard. The Board of Directors and management of the Company will have significant flexibility in applying the net proceeds from the offerings. The amounts and timing of the Company's actual expenditures will depend upon numerous factors, including the status of the Company's product development efforts, competition, and marketing and sales activities. Pending such uses, the Company intends to invest the net proceeds from the offerings in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

     The Company has not declared or paid any cash dividends since its inception. The Company currently intends to retain future earnings, if any, for use in the operation and expansion of the business. The Company does not intend to pay any cash dividends in the foreseeable future.

                                    DILUTION

     The pro forma net tangible book value of the Company as of March 31, 1996, after giving effect to: (i) the Reorganization; (ii) the Preferred Stock Financing; and (iii) the conversion of all preferred stock into common stock, was approximately $8.0 million, or $0.25 per share of Common Stock. "Pro forma net tangible book value per share" is determined by dividing the number of outstanding shares of Common Stock into the pro forma net tangible book value of the Company (total tangible assets less total liabilities). After giving effect to the sale by the Company of the 5,500,000 shares of Common Stock offered hereby (based upon an assumed initial public offering price of $11.00 per share and after deducting the estimated underwriting discount and offering expenses), the pro forma net tangible book value of the Company as of March 31, 1996 would have been $62.9 million, or $1.69 per share of Common Stock. This represents an immediate increase in pro forma net tangible book value of $1.44 per share to the Company's existing stockholders and an immediate dilution in pro forma net tangible book value of $9.31 per share to new investors purchasing shares of Common Stock in this offering. The following table illustrates the per share dilution in pro forma net tangible book value to new investors:

    Assumed initial public offering price per share...................            $11.00
      Pro forma net tangible book value per share as of March 31,
         1996.........................................................  $0.25
      Increase per share attributable to new investors................   1.44
                                                                        ------

    Pro forma net tangible book value per share after the offerings...              1.69
                                                                                  -------

    Dilution per share to new investors...............................            $ 9.31
                                                                                  =======

     The following table summarizes, on a pro forma basis as of March 31, 1996, the differences in the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by the existing stockholders and by the investors purchasing shares of Common Stock in the offerings, based upon an assumed initial public offering price of $11.00 per share (before deducting the estimated underwriting discount and offering expenses):

                                       SHARES PURCHASED         TOTAL CONSIDERATION
                                    ----------------------     ---------------------   AVERAGE PRICE
                                      NUMBER       PERCENT       AMOUNT      PERCENT     PER SHARE
                                    ----------     -------     -----------   -------   -------------
    Existing stockholders.........  31,750,002       85.2%     $24,109,759     28.5%      $  0.76
    New investors.................   5,500,000       14.8       60,500,000     71.5         11.00
                                    -----------     -----      ------------   -----
              Total...............  37,250,002      100.0%     $84,609,759    100.0%
                                    ===========     =====      ============   =====

     The foregoing table assumes no exercise of outstanding stock options. As of May 31, 1996, there were options outstanding to purchase a total of 3,970,078 shares of Common Stock at a weighted average exercise price of $5.89 per share. To the extent that any of these options is exercised, there will be further dilution to new investors. See "Capitalization" and Note 12 of Notes to Consolidated Financial Statements.

                                 CAPITALIZATION

     The following table sets forth: (i) the capitalization of the Company as of March 31, 1996; (ii) the pro forma adjustments required to reflect the capitalization of the Company on a pro forma basis as of such date after giving effect to the Recapitalization, the Business Combination, the Preferred Stock Financing, the recording of deferred compensation expense associated with certain stock option grants, and the conversion into Common Stock of all outstanding shares of Preferred Stock; and (iii) the pro forma capitalization of the Company as adjusted as of such date to give effect to the sale of the 5,500,000 shares of Common Stock offered hereby (at an assumed initial public offering price of $11.00 per share and after deducting the estimated underwriting discount and offering expenses).

                                                                     MARCH 31, 1996
                       ----------------------------------------------------------------------------------------------------------
                                                           PRO FORMA ADJUSTMENTS
                                  -----------------------------------------------------------------------
                                                                   PREFERRED     MAY 1996      CONVERSION               PRO FORMA
                                                      BUSINESS       STOCK       GRANT OF          OF                      AS
                        ACTUAL    RECAPITALIZATION   COMBINATION   FINANCING   STOCK OPTIONS   PREFERRED    PRO FORMA   ADJUSTED
                       --------   ----------------   -----------   ---------   -------------   ----------   ---------   ---------
                                                           (IN THOUSANDS, EXCEPT SHARE DATA)
Long-term note
  payable............  $  1,216       $     --        $      --     $    --       $    --        $   --     $  1,216    $  1,216
Minority interest....       867             --             (867)         --            --            --           --          --
Stockholders' equity
  (deficit)(1):
  Preferred Stock,
    $0.001 par value
    per share;
    50,000,000 shares
    authorized,
    28,014,693 shares
    issued and
    outstanding
    actual; 5,000,000
    shares
    authorized, none
    issued or
    outstanding pro
    forma and as
    adjusted.........        28             --                2           1            --           (31)          --          --
  Common Stock,
    $0.001 par value
    per share(2);
    60,000,000 shares
    authorized; 2
    shares issued and
    outstanding
    actual;
    31,750,002 shares
    issued and
    outstanding pro
    forma; 37,250,002
    shares issued and
    outstanding as
    adjusted.........        --             --               --          --            --            32           32          37
Additional paid-in
  capital............    10,123        (14,575)          24,851      12,299         9,129            (1)      41,826      96,786
Deferred
  compensation.......      (664)            --               --          --        (4,116)           --       (4,780)     (4,780)
Deficit accumulated
  prior to
  Recapitalization...   (14,575)        14,575               --          --            --            --           --          --
Accumulated
  deficit............        --             --          (19,468)         --        (5,013)           --      (24,481)    (24,481)
Other................        54             --               --          --            --            --           54          54
                        -------         ------           ------      ------           ---        ------       ------      ------
Total stockholders'
  equity (deficit)...  $ (5,034)      $     --        $   5,385     $12,300       $    --        $   --     $ 12,651    $ 67,616
                        =======         ======           ======      ======           ===        ======       ======      ======
Total
  capitalization.....  $ (2,951)      $     --        $   4,518     $12,300       $    --        $   --     $ 13,867    $ 68,832
                        =======         ======           ======      ======           ===        ======       ======      ======

- ---------------
(1) See Note 7 of Notes to Consolidated Financial Statements.

(2) Excludes: (i) 3,970,078 shares issuable upon the exercise of stock options granted in May 1996 at a weighted average exercise price of $5.89 per share;
    (ii) 5,869,712 shares reserved for future issuance under the Company's 1996 Equity Incentive Plan; and (iii) 100,000 shares reserved for future issuance under the Company's 1996 Non-Employee Director Stock Option Plan.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below as of December 31, 1994 and 1995, and for the years ended December 31, 1993, 1994, and 1995 are derived from the consolidated financial statements of the Company, which consolidated financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants, and are included elsewhere herein. The consolidated balance sheet data as of December 31, 1993 is derived from audited consolidated financial statements of the Company that are not included in this Prospectus. The selected consolidated financial data set forth below as of March 31, 1996 and for the three-month periods ended March 31, 1995 and 1996 are unaudited but have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, that management believes necessary for a fair presentation of the financial position and results of operations for these periods. Historical results are not necessarily indicative of the results of operations to be expected in the future. The selected consolidated financial information set forth below should be read in conjunction with "The Company," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the consolidated financial statements and notes thereto included elsewhere in this Prospectus.

                                                                                        THREE MONTHS
                                                           YEARS ENDED                      ENDED
                                                          DECEMBER 31,                    MARCH 31,
                                                 -------------------------------     -------------------
                                                  1993        1994        1995        1995        1996
                                                 -------     -------     -------     -------     -------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA(1):
Revenues:
  Magazine.....................................  $ 2,928     $ 8,833     $23,313     $ 3,936     $ 7,124
  Online.......................................       --         348       1,942         342         497
                                                 -------     --------    --------    --------    --------
         Total revenues........................    2,928       9,181      25,255       4,278       7,621
                                                 -------     --------    --------    --------    --------
Costs and expenses:
  Magazine production and distribution.........    2,356       7,638      14,897       3,147       4,309
  Online production and development............       51         318       1,854         166       1,245
  Sales and marketing..........................      748       2,795       9,776       1,952       3,397
  General and administrative...................      797       1,967       6,661       1,444       2,510
                                                 -------     --------    --------    --------    --------
         Total costs and expenses..............    3,952      12,718      33,188       6,709      11,461
                                                 -------     --------    --------    --------    --------
         Operating loss........................   (1,024)     (3,537)     (7,933)     (2,431)     (3,840)
Interest income (expense), net.................      (10)         98         156          15         (11)
Minority interest(2)...........................       --          --         427          --         499
Wired UK preacquisition loss(3)................       --          --         854          --          --
                                                 -------     --------    --------    --------    --------
Loss before taxes..............................   (1,034)     (3,439)     (6,496)     (2,416)     (3,352)
Tax expense....................................        2          18           9           2           9
                                                 -------     --------    --------    --------    --------
         Net loss..............................  $(1,036)    $(3,457)    $(6,505)    $(2,418)    $(3,361)
                                                 =======     ========    ========    ========    ========
  Pro forma net loss per share(2)..............                          $ (0.19)                $ (0.10)
                                                                         ========                ========

                                                                  DECEMBER 31,                    MARCH
                                                    ----------------------------------------       31,
                                                         1993            1994         1995         1996
                                                         ----           -------     --------     --------
                                                                       (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.........................      $   645         $ 1,750     $  7,234     $  2,604
Working capital deficit...........................          (12)           (797)      (1,244)      (5,795)
Total assets......................................        1,859           5,111       13,218        9,154
Long-term obligations.............................           --              --        1,185        1,216
Accumulated deficit...............................       (1,252)         (4,709)     (11,214)     (14,575)
Total stockholders' deficit.......................         (381)           (153)      (1,507)      (5,034)

- ---------------

(1) The Company began operations in October 1992. For the period from October 1992 (inception) to December 31, 1992, the Company had no revenues and the net loss was approximately $216,000.

(2) See Note 2 of Notes to Consolidated Financial Statements.

(3) See Note 4 of Notes to Consolidated Financial Statements.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this Prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors including, but not limited to, those discussed in "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

     The Company commenced operations in October 1992. Wired magazine was launched in January 1993 and is now in its fourth year of publishing. In October 1994, the Company launched the HotWired Network, a network of online content sites available on the Web. The Company is actively pursuing the extension of its editorial and creative vision to other media, including books and television, and the development of new media products, including online media properties, magazines, books, television, and international editions of existing media products.

     From inception through March 31, 1996, the Company generated cumulative net revenues of approximately $45.0 million and realized cumulative operating losses of approximately $16.6 million. Although the Company has experienced significant growth in revenues each year since its inception, prior growth rates are not necessarily indicative of future operating results. Due to the Company's limited operating history and limited resources, among other factors, there can be no assurance that profitability or significant revenues on a quarterly or annual basis will be realized in the future. Moreover, the Company expects to continue to incur operating losses for the foreseeable future.

     Since its inception, the Company has experienced substantial growth, which has required it to significantly increase the scale of its operations and, correspondingly, its operating expenses. The increase in operating expenses reflects the hiring of additional personnel in all functional areas, an increase in sales and marketing activities, and the funding of development of new products and technologies. The Company expects that operating expenses will increase faster than revenues for the foreseeable future, and as a result the Company expects to incur operating and net losses for the foreseeable future. There can be no assurance that the Company can maintain or increase its revenues in the future to offset its increased operating expenses.

     The Company recognizes print advertising revenue and magazine production costs at the time the issue is circulated. Subscription circulation revenue for Wired magazine is deferred and recognized over the life of the subscription period, generally one to two years. Sales to single copy distributors are recognized as revenue in the month of distribution utilizing historical experience to estimate the ultimate single copy sales of magazines. The Company recognizes online advertising revenue over the period in which the advertisements are displayed. Product development expenditures are expensed as incurred.

     The Company's businesses historically have been conducted in partnership and limited liability company form through Wired Partners, Wired Holdings Inc., Wired USA Ltd., Wired Ventures, Ltd., and Wired Ventures, Ltd.'s majority ownership interest in HotWired Ventures LLC. The Recapitalization, which consists of the combination of the various equity interests in Wired Ventures, Ltd., including those of Wired Holdings Inc. and Wired USA Ltd., to form Wired Ventures, Inc., reflects a combination of companies under common control and has been accounted for on a historical cost basis. The Company will account for the acquisition of minority interests in HotWired Ventures LLC under the purchase method. The effect of the pro forma allocation of the purchase price as of March 31, 1996 would have resulted in the recording of an intangible asset of approximately $25.9 million, of which approximately $21.3 million of such asset would have been expensed as in-process research and development. The $4.6 million balance of these intangible assets would be amortized over their estimated useful lives of two to three years.

     The Company will record deferred compensation of $9.1 million for the difference between the grant price and the deemed fair market value of the Company's Common Stock for shares subject to options granted prior to May 31, 1996. Such deferred compensation expense will be amortized over the four-year vesting periods of the options. Of such amount, $5.5 million will be recognized in the three months ending June 30, 1996.

RESULTS OF OPERATIONS

     The following table sets forth, as a percentage of total revenues, consolidated statement of operations data for the periods indicated:

                                                                                 THREE MONTHS
                                                         YEARS ENDED                 ENDED
                                                         DECEMBER 31,              MARCH 31,
                                                   ------------------------      -------------
                                                   1993      1994      1995      1995     1996
                                                   ----      ----      ----      ----     ----
    Revenues:
      Magazine...................................  100 %      96 %      92 %      92 %     93 %
      Online.....................................   --         4         8         8        7
                                                   ----      ----      ----      ----     ----
              Total revenues.....................  100       100       100       100      100
                                                   ----      ----      ----      ----     ----
    Costs and expenses:
      Magazine production and distribution.......   80        83        59        73       56
      Online production and development..........    2         4         7         4       16
      Sales and marketing........................   26        31        39        46       45
      General and administrative.................   27        21        26        34       33
                                                   ----      ----      ----      ----     ----
              Total costs and expenses...........  135       139       131       157      150
                                                   ----      ----      ----      ----     ----
              Operating loss.....................  (35 )     (39 )     (31 )     (57 )    (50 )
    Minority interest............................   --        --         2        --        6
    Wired UK preacquisition loss.................   --        --         3        --       --
                                                   ----      ----      ----      ----     ----
              Net loss...........................  (35 )%    (39 )%    (26 )%    (57 )%   (44 )%
                                                   ====      ====      ====      ====     ====

  REVENUES

     Magazine revenues consist principally of print advertising and circulation (subscription and single copy sales) revenues. Online revenues consist of advertising revenues. Total revenues were $2.9 million, $9.2 million, and $25.3 million in 1993, 1994, and 1995, respectively. Total revenues were $4.3 million and $7.6 million for the three months ended March 31, 1995 and 1996, respectively. The increases were attributable to increases in all components of revenue. Print advertising revenues were $1.6 million, $4.5 million, and $14.8 million for 1993, 1994, and 1995, respectively. Print advertising revenues were $2.2 million and $3.9 million for the three months ended March 31, 1995 and 1996, respectively. The increases in print advertising revenues were primarily due to increases in the number of advertising pages per issue and increased advertising rate bases corresponding to increased circulation. Circulation revenues were $1.3 million, $4.0 million, and $7.8 million in 1993, 1994, and 1995, respectively. Circulation revenues were $1.5 million and $2.7 million for the three months ended March 31, 1995 and 1996, respectively. The increases in circulation revenues were attributable to increased subscriptions and, to a lesser extent, increased single copy sales. Online advertising revenues were $348,000 and $1.9 million in 1994 and 1995, respectively, and there were no online advertising revenues in 1993. Online advertising revenues were $342,000 and $497,000 for the three months ended March 31, 1995 and 1996, respectively. The increases in online revenues were primarily due to growth in the number of advertisements on the HotWired Network. While the Company cannot predict with certainty the amounts or sources of its future revenues, it currently anticipates that subscription revenues will increase as a percentage of total circulation revenues and that online advertising revenues will increase as a percentage of total revenues.

  MAGAZINE PRODUCTION AND DISTRIBUTION COSTS

     Magazine production and distribution costs include editorial, production, and design expenditures associated with the Company's magazine products. Magazine production and distribution costs were $2.4 million, $7.6 million, and $14.9 million in 1993, 1994, and 1995, respectively. Magazine production and distribution costs were $3.1 million and $4.3 million for the three months ended March 31, 1995 and 1996, respectively. The increases are attributable to the growth in circulation of Wired magazine and the costs associated with increased staffing in the editorial and design areas. Magazine production costs as a percent of magazine revenues increased from 80% in 1993 to 86% in 1994 and declined to 64% in 1995, and to 60% in the first quarter of 1996. The overall decline in magazine production and distribution costs as a percent of magazine revenues was primarily attributable to the increase in magazine advertising revenues as a percentage of magazine revenues, increased operating efficiencies, and a change in the mix of single copy sales and subscriptions as components of total circulation. Subscription revenues, which generally carry lower production and distribution costs per unit sold than single copy revenues, have increased as a percentage of total circulation revenues in each period presented. The Company expects magazine production costs to increase in absolute dollars to the extent its circulation increases.

  ONLINE PRODUCTION AND DEVELOPMENT COSTS

     Online production and development costs consist primarily of the payroll costs associated with developing, producing, and delivering content on the Company's online media properties. Online production costs were $51,000, $318,000, and $1.9 million in 1993, 1994, and 1995, respectively. Online production and development costs were $166,000 and $1.2 million for the three months ended March 31, 1995 and 1996, respectively. These increases were attributable to increased staffing of editorial, design, engineering, and production departments to expand the Company's online programming. The Company anticipates substantial increases in online production costs in the future as it increases the scope of its online activities. There can be no assurance that the Company will be able to generate sufficient online revenues to cover its online production costs, and failure to do so will have a material adverse effect on the Company's business, financial condition, and operating results.

  SALES AND MARKETING EXPENSES

     Sales and marketing expenses consist primarily of direct mail costs associated with Wired magazine, payroll and related expenses, consulting fees, commission paid to sales representatives, and advertising expenses. Sales and marketing expenses were $748,000, $2.8 million, and $9.8 million in 1993, 1994, and 1995, respectively. Sales and marketing expenses were $2.0 million and $3.4 million for the three months ended March 31, 1995 and 1996, respectively. These increases primarily resulted from expenditures on direct marketing campaigns for Wired magazine of $11,000, $1.6 million, and $5.7 million in 1993, 1994, and 1995, respectively, and $824,000 and $1.9 million for the three months ended March 31, 1995 and 1996, respectively. In addition, a portion of such increases is attributable to increased staffing of the online sales force during the latter part of 1995. The Company anticipates a substantial increase in sales and marketing expenses in the future, both in absolute dollars and as a percentage of revenues, as it expands its online efforts.

  GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses consist of payroll and related expenses for executive, finance, and administrative personnel, professional fees, and other general corporate expenses. General and administrative expenses were $797,000, $2.0 million, and $6.7 million in 1993, 1994, and 1995, respectively. General and administrative expenses were $1.4 million and $2.5 million for the three months ended March 31, 1995 and 1996, respectively. These increases are primarily attributable to the growth in the Company's finance, senior management, and support personnel associated with the online business. The Company expects general and administrative expenses to increase in absolute dollars in future periods as the Company incurs additional costs related to being a public company and expands its administrative staff and facilities.

  MINORITY INTEREST

     Minority interest represents the minority participants' share of the losses of HotWired Ventures LLC prior to the Business Combination.

  WIRED UK PREACQUISITION LOSS

     In 1994, the Company entered into a joint venture with Guardian Media Group plc ("Guardian") for the purpose of publishing the United Kingdom version of Wired magazine. At formation, the Company contributed the right to use certain intellectual property to the joint venture and Guardian contributed cash of approximately $216,000 in exchange for their respective 50% interests. In July 1995, the Company purchased Guardian's 50% interest in the joint venture for a nominal amount. The Company recorded this acquisition using step acquisition accounting, has included the joint venture in its consolidated financial statements as though it had been acquired at the beginning of 1995, and has recorded in its consolidated statement of operations the preacquisition losses applicable to Guardian's 50% interest up to the date of acquisition. As a result, in 1995 the Company reduced its net loss by the $854,000 of preacquisition losses attributable to Guardian's interest in Wired UK up to the date of the acquisition.

  INCOME TAXES

     From inception until the Recapitalization, because the Company was incurring net operating losses but was operating as a series of "flow through" entities (partnerships, "S" corporations, and limited liability companies) for tax purposes, it incurred minimal income tax expenses and has minimal net operating loss ("NOL") carryforwards. As a result of the Reorganization and incorporation of the Company's businesses into a taxable "C" corporation, future losses incurred by the Company will result in the accumulation of NOL carryforwards. Such NOL carryforwards should be available to offset future profits, if any.

QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth certain unaudited consolidated statement of operations data for each of the four quarters of 1995 and the first quarter of 1996, as well as the percentage of the Company's total revenues represented by each item. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements contained herein and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, that management believes necessary for a fair presentation of the financial position and results of operations for such periods. Such data should be read in conjunction with the Company's consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. In view of the Company's recent growth and other factors, the

Company believes that quarter-to-quarter comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

                                                                   THREE MONTHS ENDED
                                                ---------------------------------------------------------
                                                MAR. 31,    JUNE 30,    SEPT. 30,    DEC. 31,    MAR. 31,
                                                  1995        1995        1995         1995        1996
                                                --------    --------    ---------    --------    --------
                                                (IN THOUSANDS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
  Magazine...................................   $  3,936     $5,606      $ 5,846     $  7,925    $  7,124
  Online.....................................        342        461          545          594         497
                                                --------     ------       ------       ------    --------
          Total revenues.....................      4,278      6,067        6,391        8,519       7,621
                                                --------     ------       ------       ------    --------
Costs and expenses:
  Magazine production and distribution.......      3,147      3,386        3,448        4,916       4,309
  Online production and development..........        166        311          527          850       1,245
  Sales and marketing........................      1,952      1,883        1,974        3,967       3,397
  General and administrative.................      1,444      1,259        1,601        2,357       2,510
                                                --------     ------       ------       ------    --------
          Total costs and expenses...........      6,709      6,839        7,550       12,090      11,461
                                                --------     ------       ------       ------    --------
          Operating loss.....................     (2,431)      (772)      (1,159)      (3,571)     (3,840)
Interest income (expense), net...............         15         15           42           84         (11)
Minority interest............................         --         --          107          320         499
                                                --------     ------       ------       ------    --------
Wired UK preacquisition loss.................         --         --          854           --          --
Loss before taxes............................     (2,416)      (757)        (156)      (3,167)     (3,352)
Tax expense..................................          2          1            2            4           9
                                                --------     ------       ------       ------    --------
          Net loss...........................   $ (2,418)    $ (758)     $  (158)    $ (3,171)   $ (3,361)
                                                ========     ======       ======       ======    ========

                                                                   THREE MONTHS ENDED
                                                ---------------------------------------------------------
                                                MAR. 31,    JUNE 30,    SEPT. 30,    DEC. 31,    MAR. 31,
                                                  1995        1995        1995         1995        1996
                                                --------    --------    ---------    --------    --------
PERCENT OF TOTAL REVENUES DATA:
Revenues:
  Magazine...................................         92%        92%          91%          93%         93%
  Online.....................................          8          8            9            7           7
                                                --------     ------       ------       ------    --------
          Total revenues.....................        100        100          100          100         100
Costs and expenses:
  Magazine production and distribution.......         73         56           54           58          56
  Online production and development..........          4          5            8           10          16
  Sales and marketing........................         46         31           31           46          45
  General and administrative.................         34         21           25           28          33
                                                --------     ------       ------       ------    --------
          Total costs and expenses...........        157        113          118          142         150
                                                --------     ------       ------       ------    --------
          Operating loss.....................        (57)       (13)         (18)         (42)        (50)
Interest income (expense), net...............         --         --            1            1          --
Minority interest............................         --         --            2            4           6
Wired UK preacquisition loss.................         --         --           13           --          --
                                                --------     ------       ------       ------    --------
Loss before taxes............................        (57)       (13)          (2)         (37)        (44)
Tax expense..................................         --         --           --           --          --
                                                --------     ------       ------       ------    --------
          Net loss...........................        (57)%      (13)%         (2)%        (37)%       (44)%
                                                ========     ======       ======       ======    ========

     Magazine revenues increased from quarter to quarter in 1995 reflecting the impact of growth in the subscriber base on advertising rates and growth in advertising pages. The increase in magazine revenue from the third quarter of 1995 to the fourth quarter of 1995 as well as the decrease in magazine revenues from the fourth quarter of 1995 to the first quarter of 1996 are the result of seasonal factors that generally result in higher advertising revenues during the fourth quarter. The Company further capitalized on these seasonal factors by issuing a special 13th edition of the magazine in the fourth quarter of 1995.

     Online revenues increased from quarter to quarter in 1995, reflecting the impact of increased traffic to, and thus increased capacity for advertising on, the HotWired Network. Online revenues decreased from the fourth quarter of 1995 to the first quarter of 1996, reflecting the impact of eliminating from the HotWired Network one program that was not meeting the Company's expectations. New programs launched during the second quarter of 1996 are not expected to generate revenues until the third quarter of 1996.

     Generally, the Company's costs and expenses as a percentage of revenue were higher in the first and fourth quarters of 1995 and the first quarter of 1996 resulting from two distinct development phases of the Company's business. During the first quarter of 1995, the Company was focused on building the circulation base of Wired magazine, and during the fourth quarter of 1995 and the first quarter of 1996, the Company was expanding its online programming operations. Magazine production and distribution costs have increased from quarter to quarter, reflecting the impact of growing circulation. Magazine production and distribution costs as a percentage of magazine revenues were higher in the first quarter of 1995 as compared to the second and third quarters of 1995 as a result of a higher proportion of single copy sales in total circulation during the first quarter of 1995, and was higher in the fourth quarter of 1995 as a result of the production of a special edition of the magazine during the period. Online production costs, sales and marketing expenses, and general and administrative expenses increased most notably in the fourth quarter of 1995 and first quarter of 1996 as the online business developed and expanded its editorial, production, design, engineering, senior management, and finance staffs. Sales and marketing expenses as a percentage of total revenues were higher during the first and fourth quarters of 1995 and the first quarter of 1996 due to the costs of significant direct mail campaigns undertaken in such periods.

     Partly as a result of the emerging nature of the markets in which the Company competes, it is unable to accurately forecast its future revenues. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, and a shortfall in actual revenues as compared to estimated revenues would have an immediate material adverse effect on the Company's business, financial condition, and operating results. In addition, the Company currently intends to increase substantially its operating expenses to develop new online and television programming, magazines, and books, and to expand its sales and marketing activities. To the extent that such expenses precede or are not subsequently followed by increased revenues, the Company's business, financial condition, and operating results will be materially adversely affected.

     As a result of the Company's limited operating history, the Company does not have relevant historical financial information for a significant number of periods on which to base planned revenues and operating expenses. The Company expects to experience significant fluctuations in future quarterly and annual operating results that may be caused by many factors, including (i) the seasonal nature of the advertising business, where the second and fourth calendar quarters for magazine publishing are generally characterized by higher advertising revenues; (ii) the ability of the Company to maintain or increase the paid circulation for Wired magazine and future publications; (iii) the cost of paper, postage, and other costs associated with magazine production and distribution; (iv) the ability to maintain or increase print and online advertising rate bases; (v) the ability to reasonably predict newsstand and store sales of its magazines and books and thereby limit the returns of unsold products; (vi) the anticipated increases in operating expenses to support the expansion of its existing print and online businesses, the development of new magazine and online content sites, and the Company's book publishing and television efforts; (vii) the size and rate of growth of the market for Internet products and online content; (viii) the introduction by others of products that are competitive with those of the Company; and (ix) the general economic conditions in the United States and worldwide. As a result of the foregoing, period-to-period comparisons of the Company's results of operations are not necessarily meaningful and should not be relied upon as an indication of future performance.

     The Company believes that advertising sales in traditional media, such as magazines and television, are generally lower in the first and third calendar quarters than in the respective preceding quarters and that advertising expenditures fluctuate significantly with economic cycles. Depending on the extent to which the Web is accepted as an advertising medium, seasonality and cyclicality in the level of advertising expenditures generally could become more pronounced for Web advertising. Seasonality and cyclicality in advertising expenditures generally, or with respect to Web-based advertising specifically, could have a material adverse effect on the Company's business, financial condition, or operating results.

     Due to all of the foregoing factors, it is likely that the Company's operating results will fall below the expectations of the Company, securities analysts, or investors in some future quarter. In such event, the trading price of the Common Stock will be materially and adversely affected.

LIQUIDITY AND CAPITAL RESOURCES

     Since its inception, the Company has financed its operations primarily through private sales of equity securities, the sale of products and advertising, and debt. Through March 31, 1996, the Company raised approximately $15.7 million from the sale of equity interests in private financings and debt. In May 1996, the Company raised an additional $12.3 million of net proceeds from the sale of Series B Preferred Stock. In 1993, 1994, and 1995, the Company used $769,000, $1.1 million, and $3.3 million, respectively, in operating activities. In the three months ended March 31, 1996, the Company used $4.7 million in operating activities. Since inception, cash used in operating activities resulted primarily from operating losses and increases in accounts receivable associated with the increases in revenues, partially offset by increases in accrued expenses and deferred subscription revenues.

     In 1993, 1994, and 1995 and for the three months ended March 31, 1996, the Company's investing activities consisted primarily of purchases of capital equipment, primarily computer and communications equipment and software. Capital expenditures were $53,000, $688,000, $1.5 million, and $602,000 in 1993, 1994,
1995, and the three months ended March 31, 1996, respectively. The Company expects that its capital expenditures will increase as the Company's employee base continues to grow.

     At March 31, 1996, the Company had cash and cash equivalents of $2.6 million and a working capital deficit of $5.8 million. The Company believes that the net proceeds from the sale of the Common Stock to be sold in the offerings, together with proceeds from the sale of Series B Preferred Stock in May 1996, will be sufficient to meet its working capital and capital expenditure requirements through the end of 1997.

                                    BUSINESS

     The following discussion of the Company's business contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors including, but not limited to, those set forth under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

     Wired Ventures, Inc. is a new kind of global, diversified media company engaged in creating compelling, branded content with attitude for print, online, and television. Its current businesses include publishing Wired magazine and programming original content on the Web primarily through its HotWired network of online content sites (the "HotWired Network"). The Company believes that it has developed Wired and HotWired into strong brands that symbolize new media and the digital age.

     Wired magazine and the Company's online content sites have award-winning content and design that have attracted large and rapidly growing audiences with young, well-educated, and affluent demographics that the Company believes are highly sought after by advertisers. The Company also believes that with its creative, research, technological, sales, and management expertise, and its established brands, it has created a platform from which to launch additional brands across multiple media. In addition, the Company believes that its brands and media properties are well-positioned to capitalize on the expected growth of the use of the Internet and the Internet advertising market. International Data Corporation has estimated that the number of Internet users will reach approximately 200 million by the end of 1999, up from approximately 56 million at the end of 1995; a report by Forrester Research in September 1995 estimated that the market for advertising on the Internet will reach $74 million in 1996 and will exceed $2 billion by 2000.

MISSION AND STRATEGY

     The Company aims to create smart media for smart people around the world - high-quality information and entertainment products aimed at a well-educated, affluent, technologically savvy, and influential consumer group. Its mission is to build a new kind of global, diversified media company for the 21st century utilizing its ability to create compelling, branded content with attitude across multiple media, its technological and research capabilities, its strong connection to consumers and advertisers, and its commitment to journalistic and artistic excellence.

     The Company's strategy to achieve its mission includes the following elements:

     CREATE SMART MEDIA FOR SMART PEOPLE AROUND THE WORLD. The Company believes that creating high-quality information and entertainment products aimed at a well-educated, affluent, technologically savvy, and influential consumer group is the key to sustaining the rapid growth of its audiences, attracting advertisers, and maintaining advertising rates generally higher than those of its competitors. In addition, the Company believes that by focusing on a demographic group that includes today's thought leaders and early adopters of new ideas and technologies, it will also attract a broader group of consumers who are influenced by this group's ideas and viewpoints.

     LEVERAGE EXISTING BRANDS AND CREATE NEW BRANDS. The Company believes it has developed Wired, HotWired, and their related brands into brands that symbolize new media and the digital age. The Company intends to strengthen its existing brands by continuing to publish compelling print and online content for growing audiences and extending its existing brands across media including books and television. In addition, the Company intends to apply its creative resources and its expertise to develop new brands with distinct creative visions for print, online, and television. The Company believes that this diversification will enable it to create products that appeal to wider audiences with demographic characteristics similar to those of its existing consumers. The Com-pany also believes that its HotWired Network and other online media properties provide a platform from which to rapidly and cost-effectively launch and test new brands, which can then be extended across media.

     EXPAND GLOBALLY. The Company's products are available to consumers worldwide by subscription or through the Web. Localized editions of Wired magazine, which contain a significant amount of original content, are currently published in Japan and the United Kingdom, and the Company also expects to publish a German edition in 1997. The Company believes that it has gained valuable experience from its Japanese and United Kingdom publishing activities. The Company intends to leverage this experience to new opportunities to broaden the global production and dissemination of its branded products and to create additional localized editions of its print and online properties.

     INCREASE TECHNOLOGICAL LEADERSHIP. The Company believes it is a leader in the development of new technologies for online media properties and intends to increase its technological capabilities in the future. The Company develops and acquires proprietary software technologies to deliver online content and services with advanced features that help create a richer experience for its users and strengthen advertiser relationships. The Company is also exploring the possibility of licensing certain aspects of its own proprietary technologies to third parties as a revenue source.

     CAPITALIZE ON CONSUMER PROFILING CAPABILITIES. The Company believes that its ability to target and develop relationships with its consumers will enhance the success of its media properties. In addition to collecting and maintaining profiles of its magazine readers, the Company uses proprietary technologies to obtain, manage, and analyze large amounts of volunteered or observed data regarding its online users. This information is then used by the Company's sales team in soliciting specific advertiser categories. It is also used by the Company's online advertisers to target particular users with advertising messages and by the Company to generate personalized editorial material for its online users. The Company also frequently surveys a panel of more than 20,000 online members that have volunteered to answer in-depth queries. The Company believes these capabilities enable it to develop and refine its own content, enhance the user's experience, and develop and strengthen its relationships with advertisers, thereby supporting its premium advertising rates.

     DEVELOP UNIQUE ADVERTISING PROGRAMS. The Company intends to continue developing unique advertising programs that increase advertiser retention rates and leverage the favorable demographics of Wired magazine, the HotWired Network, and the Company's other products. To date, these programs have included advertising packages that involve placement across different Wired products, online placements that directly associate an advertiser's product with editorial content, and increased access to the Company's online marketing research and experience in exchange for increased advertising commitments. In addition, the Company is developing new forms of commercial sponsorship whereby the sponsor gains the full benefit of co-branding program content in exchange for ongoing financial and co-marketing commitments to the program. For example, Dockers has committed to become the exclusive co-sponsor of the HotWired Network's Dream Jobs program starting in July 1996.

     DEVELOP AND MAINTAIN STRATEGIC RELATIONSHIPS. Strategic relationships with publishers, online media, and television programmers and distributors are important to the Company's success. The Company develops and maintains such strategic relationships to expand brand awareness and to extend the reach of its products through product and content distribution, expansion into international markets, and the development of products for different media. For example, the Japanese edition of Wired magazine is being published through a license agreement with Dohosha Digital Publishing, and HotBot is being operated through a strategic alliance with Inktomi Corporation.

     The Company's strategy involves substantial risk. There can be no assurance that the Company will be successful in implementing its strategy or that its strategy, even if implemented, will lead to growth or profitability of the Company. If the Company is unable to implement its strategy effectively, the Company's business, financial condition, and operating results would be materially adversely affected.

PRODUCTS

  WIRED MAGAZINE -- UNITED STATES EDITION

     BACKGROUND. Wired magazine was launched in January 1993 to cover the Digital Revolution, a term popularized by the Company to describe the profound changes caused by convergence of the computer, media, and communications industries. With Wired's blend of leading-edge editorial and highly innovative design, the Company has created a unique magazine genre. Wired is not a computer magazine; it is about the people, companies, and ideas of the Digital Revolution.

     Wired magazine's standard monthly departments and columns include:

[ICON]       Rants & Raves:  Reader feedback
[ICON]       Electric Word:  Bulletins from the front line of the Digital Revolution
[ICON]       Fetish:  The latest objects of technolust
[ICON]       Scans:  People, companies, and ideas that matter
[ICON]       Reality Check:  The real timetable for the implementation of new technologies
[ICON]       Follow the Money:  The art of the deal
[ICON]       Deductible Junkets:  Conferences and events for the digital vanguard
[ICON]       Electrosphere:  Short features on topics important to the Digital Revolution
[ICON]       Idees Fortes:  One-page pieces about interesting ideas
[ICON]       Street Cred:  User criticism of software, hardware and new media products
[ICON]       Net Surf:  Notable sites on the Web
[ICON]       Nicholas Negroponte:  Insight and ideas from MIT's Media Lab Director

     In addition to retaining its own staff writers, the Company draws from a community of well-known contributors, including: Steven Levy, the author of Hackers; Po Bronson, the author of Bombardiers; Esther Dyson, Chair of the Electronic Frontier Foundation and publisher of Release 1.0; Nicholas Negroponte, Director of the MIT Media Lab and the author of Being Digital; Mitch Kapor, founder of Lotus Development Corporation; John Perry Barlow, the author of The Economy of Ideas; and Paul Saffo, Research Fellow at the Institute for the Future.

     Wired magazine's growth has been strong from its launch, as shown in the following table:

                                                                                       PERCENT OF
                                                  PAID                                 CIRCULATION
                                               CIRCULATION           AVERAGE              FROM
                                                AT PERIOD      ADVERTISING REVENUES   SUBSCRIPTIONS
                     PERIOD                        END              PER ISSUE         AT PERIOD END
    -----------------------------------------  -----------     --------------------   -------------
    1993.....................................     90,000            $  265,000              25%
    1994.....................................    168,000            $  377,000              37%
    1995.....................................    245,000            $1,084,000              60%
    First Quarter 1996.......................    300,000(est.)      $1,281,000              63% (est.)

     AWARDS. Wired magazine has been reviewed favorably by industry sources. Listed below are some of the awards that Wired magazine has received:

American Society of Magazine Editors: National Magazine Award for General Excellence (1994)
American Society of Magazine Editors: National Magazine Award for Design Excellence (1996)
ADWEEK Magazine: Startup of the Year Award (1993)
Digital Hollywood Awards: Best Digital Magazine (1995 and 1996)
Folio Magazine: Editorial Excellence Award (1994 and 1995)
International Press Awards: Best International Smaller Publisher (1994) International Press Awards: Runner-up for Best International Major Publisher
(1995)
Tenth Annual Computer Press Awards: Best Broad Interest Magazine (1994)

     DEMOGRAPHICS. Wired's readership is young, affluent, and well-educated. The Company believes this group is largely comprised of people who are influential in making corporate and household purchasing decisions and are therefore highly sought after by advertisers. Based on an independent survey conducted by Intelliquest in 1995, the Company believes that Wired magazine was the magazine most effective in reaching senior management involved in worksite computer software purchase decisions, surpassing such competitors as Fortune, PC Magazine, and Business Week. Wired magazine's 1995 Subscriber Survey, conducted by Beta Research Corp., showed that readers of Wired magazine spend an average of over two hours reading each issue of Wired magazine, a statistic the Company believes compares favorably with that of its competitors, and revealed the following demographics:

            Average age..........................................             37
            Average annual household income......................       $122,000
            Average household net worth..........................  over $600,000
            Percent with post-graduate study.....................            48%
            Percent working in managerial positions..............            52%

     ADVERTISERS. Wired magazine's advertisers range from consumer goods companies to computer software and hardware vendors. The Company believes Wired magazine is the first major technology-related publication that has been able to attract such a broad mix of advertisers. Wired magazine's top 50 advertisers in terms of advertising revenues for the first six issues of 1996 are:

Absolut Vodka
Acer, Inc.
Adaptec, Inc.
Anthro Technology Furniture
BMW Incorporated
Calvin Klein Inc.
Capcom USA Inc.
Capital Records
Chrysler Corporation
CMP Publications Inc.
COMPAQ Computer Corporation
Computerworld
Connectix
Data Translation, Inc.
Dewar's
Digital Equipment Corporation
Dodge Car/Truck Division,
  Chrysler Corporation
Epson America, Inc.
Excalibur Technologies Corp.
Fujitsu Ltd.
Global Village Communication,
  Inc.
The Hewlett-Packard Company
Hitachi, Ltd.
InContext Systems
Intel Corporation
International Business
  Machines Corporation
Kingston Technology Corp.
Lotus Development Corp.
Luckman Interactive, Inc.
Maxis
Mercedes-Benz of North
  America
Mindscape, Inc.
Motorola, Inc.
NEC Corporation
New Balance Athletic Shoe Inc.
PC Financial Network
Pipeline Associates, Inc.
Plymouth Division, Chrysler   Corporation
Prodigy Services Co.
Quarterdeck Office Systems,
  Inc.
Ray Ban
Sabre Computers
  International, Ltd.
The Saturn Corporation
Sea Doo/Ski-Doo Division,
  Bombardier Inc.
Sony Corp.
Swatch Watch USA
U.S. Robotics, Inc.
Video On Line
Volkswagen of America Inc.
Wollongong Group, Inc.

     Since its inception, Wired magazine has been able to maintain a consistently high advertising rate, in terms of cost per thousand readers ("CPM"). In addition, in contrast to its competitors, which the Company believes offer significant volume-related discounts that are not disclosed on their published rate cards, the Company does not offer discounts not disclosed on its published rate cards. Over 50% of Wired magazine's advertisers during 1995 committed to at least six pages of advertising (generally one page in each of at least six issues). In 1995, six of Wired magazine's top 10 advertisers also purchased advertising on the HotWired Network.

     WIRED MAGAZINE - INTERNATIONAL EDITIONS

     Wired magazine is currently published in the United States, Japan, and the United Kingdom, is available by subscription worldwide, and is available for newsstand purchase in 39 countries. In addition, the Company expects to publish a German edition in 1997.

     Each international edition of Wired magazine contains both a significant amount of original content written specifically for such edition, as well as content taken from the United States or other international editions of Wired magazine. The Company believes that this global pool of editorial material gives the Company a global point of view that appeals to Wired magazine readers. The Company also believes that these features distinguish Wired magazine from other international publications, which are often merely translations of domestic editions, and also increase its chances for consumer acceptance. See "Risk Factors -- Risks Associated with International Expansion."

INTERACTIVE MEDIA

     The Company's current online media properties consist of multiple brands on the HotWired Network (including the newly-launched HotBot search engine), the Suck.com online content site, and Wired magazine's content site on America Online. These online media content sites feature original, branded content with attitude that changes on a regular, and in some cases daily, basis. Underpinning the Company's online media enterprise is a commitment to technological leadership - the ability to anticipate and meet user and advertiser needs through innovative technology. The Company has developed several proprietary technologies, shared among all of the Company's online media properties, that the Company believes enable it to enhance the user's experience and strengthen advertiser relationships.

  THE HOTWIRED NETWORK

     BACKGROUND. The Company's flagship online media offering, launched in October 1994, is the HotWired Network, which features original editorial material on topics such as politics, travel, arts, entertainment, health, careers, and lifestyle. In addition, it contains highlights of the current issues of Wired magazine and full text archives of past issues of Wired magazine. Users can access the HotWired Network's "programs" through the main HotWired Network site (http://www.hotwired.com) or through each program's own distinct Web address. The HotWired Network's users have the option to become members of the HotWired Network. Membership is free and gives members access to many features not available to non-members, including a personalized "What's New" feature that enables users to receive custom generated lists of materials the user has not yet viewed, and the ability to participate in the Company's interactive discussion spaces. The member registration system allows the Company to obtain and maintain online user profile data, which it then uses to create, maintain, and enhance user and advertiser relationships. In addition to providing strong editorial content, the Company believes it is breaking new ground in the use of digital audio and video on the Web and in its development and use of live chat and asynchronous discussion spaces.

     Standard programming on the HotWired Network includes:

[ICON]       Signal (http://www.signalsalon.com):  Daily stories and commentary about Web commerce, technology, people, and culture
[ICON]       The Netizen (http://www.netizen.com):  Political coverage designed to reflect the interests of the online community
[ICON]       Pop (http://www.pop.com):  Reporting on the arts and entertainment of the new digital culture
[ICON]       Ask Dr. Weil (http://www.docweil.com):  Dr. Andrew Weil, M.D., a
             Harvard-trained physician and best-selling author who is an expert in traditional and alternative medicine, answers questions about health and wellness in an interactive format
[ICON]       Wired Magazine (http://www.wired.com):  Wired magazine content and highlights, as well as interactive forums where users can communicate with each other and with Wired magazine's writers, editors, and designers
[ICON]       Dream Jobs (http://www.dreamjobs.com):  The editor's choice of the best jobs currently available in the media, technology, and online industries
[ICON]       Cocktail (http://www.cocktailhour.com):  Includes classic drink recipes introduced every Friday, a mixologist's dream database of drinks, and opinionated bartender commentary
[ICON]       Talk.com (http://www.talk.com):  The Company's proprietary chat environment, written entirely in Sun Microsystems' Java language
[ICON]       Threads (http://www.hotwired.com/threads):  The Company's proprietary conference space, where users can read and members can initiate, read, or respond to threaded discussions
[ICON]       ClubWired (http://www.clubwired.com):  The Company's auditorium space, based on its proprietary Java-based chat environment, which features guests from U.S. Senators to popular musicians to prominent authors
[ICON]       Rough Guides (http://www.roughguides.com):  Interactive database of travel destinations and discussion forums for independent travelers, provided through an alliance with the publishers of the Rough Guides travel book series
[ICON]       HotBot (http://www.hotbot.com):  A comprehensive Web-wide search engine

     As with Wired magazine, growth in the use of and advertising on the HotWired Network has been strong from the start. Since its inception in October 1994, the HotWired Network has grown to over 360,000 registered members as of March 31, 1996. For the three months ended March 31, 1996, the HotWired Network had an average of over 19,000 visitors per day, and it had over 7 million page views during that period. Online advertising revenues for the three months ended March 31, 1996 were approximately $500,000.

     AWARDS. The HotWired Network has been reviewed favorably by industry sources. Listed below are some of the awards the HotWired Network has received:

Digital Hollywood Awards: Best Site of the Year (1996)
Digital Hollywood Awards: Best of Digital Hollywood (1995)
The National Information Infrastructure Award: Best Arts And Entertainment Internet Site (1995)
Entertainment Weekly Magazine: One of the Top Ten Sites for 1995 (Flux) Tenth Annual Computer Press Awards: Best Online Publication (1995) Advertising Age Magazine: Best Online Magazine (1994)
Japanese Multimedia Grand Prix: Best in Multimedia (1994)

     DEMOGRAPHICS. Like that of Wired magazine, the audience of the HotWired Network represents a demographic group with strong advertiser appeal. The Company believes that the users of the HotWired Network are technologically savvy thought leaders and early adopters of new ideas and technology who will be influential in the continuing development of the Web. The HotWired Network's 1995 member research revealed the following demographics:

            Average age...............................................       32
            Median annual household income............................  $50,000
            Percent with post-graduate study..........................      34%
            Percent who have been online two years or more............      42%

- ---------------
    The survey was conducted on the HotWired Network between July 27, 1995 and August 24, 1995. Sixteen percent of members visiting the site during this period completed the survey. Data presented is for adults 18 years and older (97% of survey respondents).

     ADVERTISERS. The HotWired Network's demographics have attracted a unique mix of premier advertisers. The HotWired Network's top 25 advertisers in terms of advertising revenues for the first three months of 1996 were:

Accent Software, Inc.
Adaptec, Inc.
Apple Computer, Inc.
Architext, Inc.
Checkfree Corp.
The Hewlett-Packard Company
Infoseek Corp.
Individual, Inc.
Inscape
Insignia Solutions, Inc.
Intel Corporation
International Business
  Machines Corporation
Magnet Interactive Studios
Microsoft Corporation
NEXT Software
NYNEX Interactive Yellow
  Pages
Open Text Corp.
Pontiac (Division of General
  Motors Corporation)
Salsa
The Saturn Corporation
Songline Studios
Sun Microsystems (Java)
Toyota Motor Corp.
Travelocity
VISA International

     The Company has consistently commanded CPMs that are substantially higher than the published rates of its competitors. The Company believes it has been able to maintain its relatively high CPMs due to the quality of its content, the length of time spent by users per page view, the attractiveness of its user demographics, and its research capabilities. The following table, which is based on data published in the November 20, 1995 edition of Advertising Age magazine, illustrates this fact:

                                       SITE                   CPM
                        ----------------------------------  -------
                        THE HOTWIRED NETWORK..............  $150.00
                        cnet..............................  $ 75.00
                        IUMA..............................  $ 73.68
                        Netscape..........................  $ 30.00
                        Internet Shopping Network.........  $ 25.00
                        ESPNet............................  $ 20.83
                        Pathfinder........................  $ 13.33
                        Playboy...........................  $  5.00

     The HotWired Network's planned advertising model for real-time chat forums (in the Talk.com and Club Wired programs) is slightly different: because there are no page views in chat forums, advertising is expected to be sold in time-based increments.

     SEARCH ENGINE. The Company's search engine service, HotBot, was launched in May 1996 in order to further leverage the Company's online brand presence and its Web advertising sales capabilities. HotBot is being commercialized through a strategic alliance with Inktomi Corporation. Under the agreement, Inktomi licenses its search engine technology to the Company and operates the service, and the Company provides interface design, marketing, and advertising sales. A significant portion of net advertising revenues is paid to Inktomi as a licensing fee. HotBot is the first search engine service designed to search the complete text of the 50 to 60 million documents currently estimated to be on the Web. Many of the currently popular services search only half that number. HotBot is also able to provide advertisers with the ability to target ads based on the keywords from a user's query, the domain from which the user is accessing the service, and the type of browser and computer the user is running. Advertising on HotBot is priced competitively with other search engine offerings at a CPM of $20.00. The Company expects that the number of page views for HotBot will be substantially higher than those of the HotWired Network, although there can be no assurance that this will be the case.

     GLOBAL EXPANSION. The HotWired Network is accessible throughout the world on the Web. The Company is exploring the development of localized versions, involving customized language, content, and advertising, of the HotWired Network, in regions of Western Europe and Asia.

  SUCK.COM

     Suck.com (http://www.suck.com) began as an underground, anonymously produced Web site containing sharp commentary on the Web and popular culture. Since its debut in August 1995, the Company believes that Suck.com has become one of the most popular, most discussed, and most imitated sites on the Web. In April 1996, Suck.com had approximately 7,000 to 9,000 visitors per weekday. Purchased by the Company in March 1996, Suck.com remains editorially independent from the HotWired Network and maintains a separate brand identity.

     In May 1996, Suck.com added a series of new content areas that expanded and reinforced the attitudes established on the original Suck.com Web site. These five weekly programs are:

     Vacuum:  Parody of Internet community (reader mail)
     The Pitch:  The latest Web concept that's "too stupid to fail"
     Filler: Facts, quotes, figures, and search results, as filtered by the Suck.com editors
     Zero Baud:  Discussions of offline living
     Net.Moguls:  Virtual "trading cards" highlighting conspicuous characters from the Internet world

     Suck.com began generating revenues through advertising in May 1996. Its current advertisers are comprised of the following charter sponsors: Big Book, Black Star Beer, Marinex Multimedia/The East Village, and Tripod, Inc. Each advertiser is guaranteed that its advertising message will be viewed at least 100,000 times every four weeks. In return for this guarantee, sponsors are required to commit to between eight and 24 weeks of advertising. Each advertisement is rotated through the daily Suck.com home page and the five weekly programs. In May 1996, the basic price for eight weeks of advertising was $20,000; this rate is discounted by up to 10% as the term of the commitment increases. Suck.com requires that each advertisement be animated using Sun Microsystems Inc.'s Java language.

     WIRED MAGAZINE ON AMERICA ONLINE

     The Company provides programming related to Wired magazine on America Online (keyword: Wired). This programming includes highlights of the current issue of the magazine and full-text archives of past issues. In addition, this site offers an interactive discussion space where users can communicate with each other as well as with writers, editors, and designers of the magazine. The Company earns a percentage of America Online's user fees based on traffic to the site. While the revenues attributable to this site have not been significant to date, this site is a cost-effective way of generating Wired magazine subscriptions and single copy sales.

     PROPRIETARY TECHNOLOGIES

     The Company believes that a key to its future success is to develop innovative software technologies and to deliver online content with advanced features that create a richer experience for its users and strengthen relationships with advertisers. In keeping with its commitment to technology leadership, the Company believes it was the first Web publisher to offer an integrated threaded discussion space, a member registration system, and custom pages dynamically generated through database queries. The Company's current development efforts include the incorporation of full motion video and digital sound into its online content sites. In order to remain at the forefront of Web technology, the Company has an in-house engineering staff of 25 people devoted to such efforts.

     Some of the software technologies developed by the Company are described below:

     REAL-TIME CHAT. Talk.com incorporates familiar "chat room" features of popular online services and can be used on any platform with any browser that supports Java. Among the key features of Talk.com are multiple user nicknames, member-created chat rooms, "instant" private messages, and live auditorium events. Because the chat service is written in Java, new features and updates can instantly be made available to users. The Company believes the Talk.com server software is one of the first high-performance server applications written entirely in Java. The software is designed to be scalable to support large numbers of simultaneous users. The software is also able to run in a distributed mode over several machines and is designed to take advantage of Internet protocol multicasting, enabling enhanced performance on multicast networks such as @Home.

     THREADED DISCUSSION. Threads is based on the idea of threaded discussions, which are conversations consisting of a series, or "thread," of user-posted messages. The system provides users with a discussion area to discuss issues and topics of interest to the HotWired Network community. The Company believes Threads is unique on the Web in its feature set and scale, and its threaded discussion areas have been some of the HotWired Network's most popular features. Every piece of editorial content on the HotWired Network is linked into threaded discussion pages created by the HotWired Network's users and contributors. The standout feature of Threads is the ability to post to the discussion using HTML, the language of the Web itself. In other words, each user can employ the exact same tools as the Company's contributors and editors, allowing a level of expression not seen in prior conferencing systems. The Company believes this development is a step toward two-way content creation.

     PERSONALIZED WEB PAGES AND BROWSER TARGETING. The Company has developed user customization technology that generates personalized Web pages that are created "on the fly" and are specific to each user. An example is the HotWired Network's custom "What's New" page, which uses data captured by the Company's user tracking and database system to generate a custom page for each registered HotWired Network member that highlights the content sections that the specific member has not previously viewed. The highlights are based on the member's previous visits to the HotWired Network, preferences expressed by the member, and newly-posted features and articles. This technology also enables the Company to send versions of the HotWired Network's Web pages that are optimized for the user's computer and Web browser software. The Company's technology allows a user who is running Netscape Navigator on a Macintosh to have a HotWired Network experience that is substantially similar to that of a user who is visiting the HotWired Network from America Online and running Windows 95 on a PC. This capability is implemented through the integration of database technology with the HotWired Network's publishing system.

     TARGETED ADVERTISING. The Company has created an advertisement insertion system that allows advertisers to target specific users. The first use of this system in early 1996 allowed the Company to sell to United Kingdom-based advertisers advertisements that will be viewed only by United Kingdom-based users. By targeting Internet domain names specific to the United Kingdom, the Company can ensure that an advertisement is only being displayed for a relevant user. In addition, the software allows the Company to provide advertisers with detailed reports. The

Company believes that its targeted advertising technology provides the Company with a competitive advantage by enabling advertisers to establish a one-to-one marketing relationship with the HotWired Network's users.

DEVELOPMENT PROJECTS

     The Company has many creative and business concepts in various stages of development. These development projects include the following:

  NEW ONLINE MEDIA PROPERTIES

     The Company is continually exploring new ideas for online media properties. The Company uses the HotWired Network as a cost-effective vehicle for market-testing these new ideas. As such concepts mature, they may become full-fledged programs on the HotWired Network, such as Ask Dr. Weil or Dream Jobs, or completely separate online media properties, such as Suck.com. In addition, successful online concepts may be extended to other media. The Company also believes that its HotWired Network and other online media properties provide a platform from which to rapidly and cost-effectively launch and test new brands, which can then be extended across media.

  NEW MAGAZINES

     The Company is currently exploring several new magazine concepts that are editorially distinct from the Company's existing products. The Company expects to begin assembling dedicated staff for one or more such magazines in 1996 and may launch one or more new magazines in 1997. Each of these magazines will cover a specific topic of interest to consumers with attractive demographics similar to those of Wired magazine readers and the Company's online media property users. These magazines will also feature high-quality editorial material and innovative design.

  TELEVISION

     Leveraging the Company's programming and design resources, as well as the strength of the Wired and related brands, the Company is exploring the development of television programming. The Company expects that its first television production will be a brand extension building on The Netizen Web site on the HotWired Network and section in Wired magazine, and will be distributed on a cable television service through an arrangement with a strategic partner. This program, which the Company expects will premiere in 1996, is planned as a 30-minute weekly program of political coverage from the perspective of the Digital Revolution. The Netizen program is expected to be a combination of a studio discussion format and on-site location reports. The Company expects to license the initial The Netizen programs to its partner for distribution. As the Company continues to explore programming possibilities, it will evaluate other sources of television revenues, including sharing in advertising revenues. The Company has developed several additional programming concepts, and is currently in discussions with several media companies regarding the concepts and business terms for these efforts. In addition to The Netizen, the Company expects to begin production of one or more other programs in 1996.

  BOOKS

     The Company has established a book publishing division, HardWired, which will publish its first books in 1996. A total of six books, many of which will contain content derived from Wired magazine, are scheduled for publishing in the Fall/Winter 1996 book season. The books to be published in the upcoming season are:

     Mind Grenades - Manifestos From the Future, by John Plunkett and Louis
     Rossetto: A compilation of the stunning and provocative graphic introductions from the first 30 issues of Wired magazine

     The Medium is the Massage - An Inventory of Effects, by Marshall McLuhan: A reprint of Marshall McLuhan's 1967 best-seller

     Wired Style - Principles of English Usage in the Digital Age, by the editors of Wired magazine

     Digerati - Encounters with the Cyber Elite, by John Brockman

     Reality Check, by Brad Wieners and David Pescovitz: The real timetable for the implementation of new technologies

     BOTS - The Origin of a New Species, by Andrew Leonard: An investigation of the emerging, complex world of intelligent agents

     The Company's development projects involve substantial risk. There can be no assurance that the Company's new business efforts will result in new products or will be successful. If the Company is unable to create or commercialize new products, its business, financial condition, and operating results may be materially adversely affected. The foregoing discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors including, but not limited to, those set forth under "Risk Factors" and elsewhere in this Prospectus.

ADVERTISING SALES

     The Company's sales organization includes professionals with advertising agency backgrounds, as well as experienced sales executives hired from other media companies. The Company believes that understanding the sales process from both the buyer's and seller's point of view provides a strong foundation for both traditional media packages and more innovative and complex sponsorship-type sales. The Company provides regular training and education to its sales staff and believes it has built one of the most knowledgeable sales teams in the new media sector.

     The Company believes it enjoys stable, long-term relationships with many top national advertisers in the technology and consumer categories. Many advertisers, including Absolut Vodka, Apple Computer, Inc., and NEC Corporation, have been advertising with Wired magazine since the first issues in 1993. Of the Company's top 50 advertisers in the first quarter of 1996, approximately 64% and 40% also advertised in the Company's products in 1995 and 1994, respectively. The Company believes the basis for these strong relationships is client satisfaction with advertising results, as well as the Company's commitment to innovative marketing solutions, research, and customer service. Because the Company's print and interactive environments are perceived to be leading-edge in both content and design, many advertisers create advertising campaigns specifically for the Company's products.

     The Company believes it was the first technology-related publisher to reach beyond technology advertisers to include consumer advertisers. Key advertiser categories in Wired magazine include computer hardware and software, telecommunications, online services, automotive, liquor, fashion, entertainment, and financial services. When the Company expanded into online media with the launch of the HotWired Network, many of its existing advertisers, including AT&T Corp. and IBM, allocated additional funds to advertising on the HotWired Network. In addition, many advertisers, including VISA International and MCI Communications Corporation, were initially attracted to the HotWired Network and subsequently also purchased magazine advertising. For example, 42% of the HotWired Network's advertisers in the first quarter of 1996 have also advertised in Wired magazine.

     The magazine sales force consists of in-house sales professionals in San Francisco, New York, and London. As of April 30, 1996, there were a total of 30 members of the United States magazine sales department, including 13 sales executives, sales support staff, and personnel who provide research, promotional support, and value-added programs for advertisers. In addition to the full-time magazine sales staff, the Company has contracts with outside representatives based in Detroit, Atlanta, and Dallas.

     Initially, the magazine sales staff was also responsible for selling online advertising. Due to the rapid growth in online advertising, the differences between interactive and print sales, and the frequently separate handling of interactive and print budgets within advertising agencies, the

Company is now building a separate sales team dedicated to the Company's online media properties. As of April 30, 1996, the interactive sales force consisted of six people in San Francisco and three people in New York. The HotWired Network's sales opportunities include both standard advertising banners and sponsorship models. In the case of banner sales, the advertiser provides a banner across the top of a HotWired Network page that generally links to the advertiser's Web site. In the case of sponsorship sales, the advertiser has a deeper relationship with the content of a particular program, which identifies the advertiser's brand more directly with the Company's program. For example, the Company recently entered into a one-year sponsorship arrangement with Levi Strauss, under which Dockers will co-market the Dream Jobs program.

     The Company is currently selling advertising packages that combine both print and online opportunities. As the Company creates new properties in print, online, and television, advertisers will be offered packages that follow media lines, brand lines, or geography. The Company believes these packages enable its advertisers to cost-effectively reach their target audiences, while providing the Company the opportunity to capture a larger portion of their advertising and promotional budgets.

MARKETING AND DISTRIBUTION

     The Company continually seeks to identify and develop cross-promotional opportunities in all areas of the Company. For example, the Company uses Wired magazine's online content sites to generate subscriptions, uses its HotFlash electronic mailing list to promote new online brands, and advertises its online media properties in Wired magazine. In addition, the Company's in-house telephone and e-mail customer service staffs cross-sell the Company's products.

     The Company uses publicity and promotions to increase brand awareness and position its brands, as well as to generate subscriptions and increase online traffic. Many of the Company's editors, designers, programmers, and contributors are recognized as experts in their fields and are regularly contacted by the press to comment on developments and trends in business, politics, technology, and lifestyle. The Company intends to invest in expanded marketing and promotional activities including billboard, bus, and other outdoor advertising, targeted cable television advertising, and continued print advertising in both trade and consumer publications.

  MAGAZINE MARKETING AND DISTRIBUTION

     Wired magazine is distributed through both subscriptions and single copy sales. The majority of growth in paid circulation has come from subscription sales, which have grown from roughly 21,000 subscriptions at the end of 1993 to approximately 190,000 subscriptions at the end of the first quarter of 1996. These subscriptions are generated through a mix of direct mail marketing, online promotion, insert cards in the magazine and other publications, and advertising. Another source of subscriptions is the magazine's content areas on the HotWired Network and America Online. As the Company develops a presence on other online services, additional subscription business is expected. Single copy sales have grown from an average of 64,000 copies per month during 1993 to approximately 110,000 copies per month during the first quarter of 1996. The single copy price has been $4.95 since inception. The Company sells approximately 45% of all copies shipped for single copy distribution, which the Company believes compares favorably with its competitors. The Company uses third-party distributors to distribute the United States and international editions of Wired. The United States version of Wired magazine is distributed nationally by International Circulation Distributors - The Hearst Corporation and to retailers, smaller stores, computer stores, and internationally by various other distributors. The United Kingdom version is published by the Company and distributed through a third-party distributor. The Japanese version is published by Dohosha Digital Publishing under a licensing arrangement. The Company expects both single copy and subscription sales to increase but expects subscription sales to increase as a percentage of total circulation revenues. There can be no assurance, however, that circulation sales will increase at the rate anticipated or at all.

     The primary tool used for circulation marketing is direct mail. After extensive and ongoing testing, the current tested list universe is 12 million names, indicating potential for continued growth through direct mail. The list universe is comprised of several distinct groups, including computer users, business people, retail consumer groups, and similar demographic groups. The Company has also found that many of the new mailing lists coming onto the market from Internet-related businesses are effective in attracting new subscribers. To the extent Internet-related business continues to grow, the Company expects that additional attractive mailing lists will become available. The Company mails major campaigns on a quarterly basis. The average subscription price for direct mail offers is $24.95, with renewals occurring at either the basic rate of $39.95 or $29.95. Historically, approximately 42% of all first-time direct mail subscribers and approximately 63% of all other subscribers have renewed their subscriptions.

  INTERACTIVE MEDIA MARKETING AND DISTRIBUTION

     The Company's marketing of its online media properties has been focused to date almost exclusively on online venues. This has included: outreach to the supervisors of Web sites ("Webmasters") to increase the number of online links made to the HotWired Network's programs, which has resulted in the creation of more than 14,000 links to the HotWired Network; promotion of the HotWired Network's programs, particularly live events, in appropriate Usenet newsgroups; purchase of advertising space on frequently visited sites, including Netscape, Yahoo!, and Infoseek; and creation of online promotions using internal marketing banners on the HotWired Network. Traditional advertising for the HotWired Network has been limited to the monthly placement of advertisements in Wired magazine. In addition, the HotWired Network has co-sponsored several trade shows and entertainment events, including the DCI Web World conference and exposition, the SIGGRAPH multimedia conference and exposition, the MacIntosh New York Music Festival, and the Toyota Comedy Festival. The Company plans to increase total marketing expenditures for its online media properties in order to increase traffic and aggressively build brand awareness. The Company is also engaged in active discussions with third parties regarding the distribution of its online content through such third parties' proprietary services.

  HARDWIRED MARKETING AND DISTRIBUTION

     HardWired books will be published by the Company and distributed through Publisher's Group West ("PGW"). The Company's book marketing program includes a cooperative agreement with PGW for advertising in wholesaler catalogs, book trade publications, consumer outlets, and national account promotions. The Company also expects to promote its books through trade shows, trade and consumer print advertisements (including Wired magazine), electronic kiosks, and online advertising (including on the Company's online media properties), author appearances on television and radio, book tours, and speaking engagements.

  TELEVISION MARKETING AND DISTRIBUTION

     The Company expects to employ the same cross-promotion techniques for its television programming as it does for its other media properties. In addition, the Company is currently exploring various methods for marketing its television programming, including billboards and television advertisements.

COMPETITION

     The Company faces significant competition from a large number of companies, many of which have significantly greater financial, creative, technical, and marketing resources than the Company. These companies may be better positioned to compete in the evolving media and technology industries. In addition, the Company faces broad competition for advertising revenue from other media companies that produce magazines, newspapers, online content, radio, and television, as well as other promotional vehicles such as direct mail, coupons, and billboard advertising. Each of the Company's products competes with other media and many other types of leisure activities for audiences and advertising revenue. Overall competitive factors in these segments include editorial and design quality, price, and customer service. Competition for advertising dollars is primarily based on advertising rates, reader response to advertisers' products and services, and effectiveness of sales teams. There can be no assurance that one or more of the Company's competitors will not significantly undermine the sales efforts of the Company or reduce the Company's audiences, either of which would have a material adverse effect on the Company's business, financial condition, and operating results.

     Competition in the magazine publishing business is also intense with respect to subscription sales and single copy distribution and display. There can be no assurance that one or more other magazines or online content sites will not significantly undermine the marketing efforts of Wired magazine or significantly impact the sources of its circulation or advertising revenues. If this were to occur, there would be a material adverse effect on the Company's business, financial condition, and operating results.

     To the extent that the Internet infrastructure is expanded and access to the Web is made easier and less expensive, the Company expects the number of Web users to continue to grow at a rapid rate. In response to this anticipated growth, there is an increasing number of companies, some with significantly greater resources than the Company, developing online content and services for delivery on the Web, and competing for audiences and the advertising dollars that are currently being devoted to the Web. The Company's online content sites compete with other online content sites such as America Online's Global Network Navigator, cnet, ESPNet, Starwave, and Time-Warner's Pathfinder. The Company's search engine service competes with services such as Alta Vista, Excite, Infoseek, Lycos, and Yahoo! . All of the Company's online media properties compete for advertising dollars with Web browser companies such as Netscape. There can be no assurance that one or more of the Company's competitors will not significantly undermine the Company's marketing efforts for its online media properties or attract a significant amount of advertising revenues away from the Company.

     The Company's book publishing operations will compete for sales with numerous other publishers and retailers, as well as with other media, including the Company's own magazine and online media products. In addition, the acquisition of publishing rights to books by leading authors is highly competitive, and the Company will compete with numerous other book publishers. There can be no assurance that the Company's book publishing efforts will be successful, or that the costs of such efforts will not have a material adverse effect on the Company's business, financial condition, and operating results.

     The creation, production, and distribution of television programming is a highly competitive business, as each television program competes with other television programming and with other forms of entertainment. Furthermore, competition in the television industry is expected to increase as the number and variety of basic cable and pay television services available continue to grow. There is active competition among all production companies in these industries for the services of producers, directors, actors, and others and for the acquisition of literary properties. With respect to the distribution of television product, there is significant competition from independent producers and distributors as well as major studios. Revenues for filmed entertainment product depend in part on general economic conditions, but the competitive position of a producer or distributor is still greatly affected by the quality of, and public response to, the entertainment product it makes available to the marketplace. There can be no assurance that the Company's efforts in television programming will result in programming which is marketable to advertisers and distributors or will be commercially successful, or that the cost of creating and producing television programming, whether successful or not in the market, will not have a material adverse effect on the Company's business, financial condition, and operating results.

TRADEMARKS AND INTELLECTUAL PROPERTY RIGHTS

     The Company regards its copyrights, trademarks, trade dress, trade secrets, and similar intellectual property as critical to its success, and the Company relies upon trademark and copyright law, trade secret protection, and confidentiality and license agreements with its employees, customers, partners, and others to protect its proprietary rights. The Company pursues the registration of its material trademarks in the United States and, based upon anticipated use, in certain other countries. The Company has applied for and registered the "Wired" mark in a variety of classes in the United States and numerous other countries and has applied for the registration of certain of its other trademarks, including "HotWired," "Wired TV," "HardWired," and "Wired Online." Effective trademark, copyright, and trade secret protection may not be available in every country in which the Company's products are available. The Company has licensed in the past, and it expects that it may license in the future, elements of its trademarks, trade dress, and similar proprietary rights to third parties, including in connection with Wired magazine's international editions and other media properties that may be controlled operationally by third parties. While the Company attempts to ensure that the quality of its brands is maintained by such licensees, there can be no assurance that such licensees will not take actions that might materially and adversely affect the value of the Company's proprietary rights or the reputation of its products, either of which could have a material adverse effect on the Company's business. Moreover, while the Company believes that it has the right to use Wired, HotWired, and its other marks in connection with its business, and it generally has the right to prohibit others from using such marks in certain fields of use, there can be no assurance that the Company will be able to maintain such rights. From time to time the Company has been, and it expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by the Company and its licensees. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that the Company believes will have, individually or in the aggregate, a material adverse effect on the Company's business, financial condition, or results of operations. See "Business -- Litigation."

EMPLOYEES

     The Company believes that a key to its future success is the continued contribution of its management, creative, technical, and sales employees. In particular, the Company benefits from the reputation, imagination, and experience of key creative managers, such as Louis Rossetto, the Company's Chief Executive Officer, and Kevin Kelly, Wired magazine's Executive Editor, and the Company's Creative Directors, John Plunkett and Barbara Kuhr. In addition, the Company's senior management team, including Jane Metcalfe, the Company's President, has extensive advertising and publishing experience, and has created sales teams for the Company's print and online businesses that the Company believes are key to its success.

     As of March 31, 1996, the Company had a total of 284 employees. Of these employees, 137 are engaged in content development and design, 25 are engaged in engineering and technology development, 54 are engaged in sales and marketing, 17 are engaged in circulation, and 51 are engaged in general, finance, and administrative activities. Of these employees, 129 work on Wired magazine, 128 work on the Company's online media properties, 3 work on the Company's book properties, and 24 work for all Wired businesses in a general, finance, or administrative capacity. None of the Company's employees is represented by a labor union. The Company has experienced no work stoppages and considers its relations with employees to be good.

LITIGATION

     The Company is not presently party to any material litigation. However, as a new media publisher, the Company has been and anticipates that it will in the future be subject to litigation including allegations of defamation. For example, during 1994 and 1995, the Company was involved in a dispute involving a claim of defamation arising out of an article that appeared in the January

1994 issue of Wired magazine. Although the Company expended substantial resources in its defense, this matter was settled without any payment or other concession by the Company.

FACILITIES

     The Company's headquarters are located in San Francisco, California, and the Company has offices in New York City, Washington D.C., and London. All 94,000 square feet of office space are leased under agreements that expire on various dates through 2006. The Company believes that suitable additional or alternative space, including space available under lease options, will be available at commercially reasonable terms for future expansion.

                                   MANAGEMENT

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS

     The executive officers, key employees and directors of the Company are as follows:

               NAME                  AGE                         POSITION
- -----------------------------------  ---     -------------------------------------------------
Louis Rossetto(1)..................  46      Chief Executive Officer and Chair of the Board
Jane Metcalfe(1)...................  34      President and Director
Jeffrey Simon(1)...................  34      Chief Financial Officer and Secretary
Andrew Anker(1)....................  30      Vice President -- Interactive
Rex Ishibashi(1)...................  32      Vice President -- Corporate and Business
                                             Development
John Plunkett......................  43      Creative Director
Barbara Kuhr.......................  41      Creative Director
Kevin Kelly........................  43      Executive Editor -- Wired magazine
H. William Jesse, Jr.(2)...........  44      Director

- ---------------
(1) Executive Officer

(2) Member of the Audit and Compensation Committee

     Mr. Rossetto, a founder of the Company and Publisher and Editor-In-Chief of Wired magazine since its launch in January 1993, has served as the Chief Executive Officer and Chair of the Board of Wired Ventures, Inc. since its inception in March 1996. Prior to the Reorganization, Mr. Rossetto served as Chief Executive Officer of Wired Holdings Inc., predecessor in interest to the Company, since its inception in January 1993. From November 1989 until January 1993, Mr. Rossetto worked on developing Wired magazine. From April 1989 to November 1989, Mr. Rossetto served as Editor-In-Chief of O Magazine, a Dutch language men's lifestyle magazine. In 1986, Mr. Rossetto founded Electric Word, a computer magazine. In 1994, he was named Co-Journalist of the Year (along with Ms. Metcalfe) by the Society of Professional Journalists, Northern California chapter. Mr. Rossetto holds a B.A. in Political Science and an M.B.A. from Columbia University.

     Ms. Metcalfe, a founder of the Company, has served as the President and a director of Wired Ventures, Inc. since its inception in March 1996. Prior to the Reorganization, Ms. Metcalfe served as President of Wired Holdings Inc. since its inception in January 1993. From December 1990 to January 1993, Ms. Metcalfe worked on developing Wired magazine. From March 1988 to December 1990, Ms. Metcalfe worked for Electric Word magazine, most recently as Associate Publisher. Prior to that, she was Director of Export Sales at Valentine Palomba, a Paris couturier. In 1994, Ms. Metcalfe was named Co-Journalist of the Year (along with Mr. Rossetto) by the Society of Professional Journalists, Northern California Chapter. Ms. Metcalfe holds a B.A. in International Relations from The University of Colorado.

     Mr. Simon has served as Chief Financial Officer and Secretary of Wired Ventures, Inc. since May 1996. From December 1995 to May 1996, Mr. Simon was Vice President and Chief Financial Officer of HotWired Ventures LLC. Prior to joining the Company, from February 1994 to November 1995, Mr. Simon was Director of Business Planning and Analysis for GE Capital Commercial Real Estate Services, a real estate finance company, and from December 1992 to February 1994, was the Controller for GE Capital Aircraft Leasing Corporation, an aircraft leasing company. From August 1990 to October 1992, he was Assistant Controller for Wells Fargo Nikko Investment Advisors, an investment advisory firm. From 1984 to 1990, Mr. Simon worked at KPMG Peat Marwick, an independent certified public accounting firm, most recently in the positions of Senior Tax Manager and Audit Manager. Mr. Simon is a Certified Public Accountant and holds an M.B.A. and a B.S. in Business Administration from the University of California, Berkeley.

     Mr. Anker has served as Vice President - Interactive of Wired Ventures, Inc. and Chief Executive Officer of its subsidiary, Hotwired, Inc., since May 1996. Prior to the Reorganization, he served as President and Chief Executive Officer of HotWired Ventures LLC from its founding in January 1995 to May 1996, after joining as Wired Ventures, Ltd.'s Vice President and Chief Technology Officer in March 1994. From January 1992 to March 1994, Mr. Anker was a principal of Sterling Payot Company, an investment banking firm. From February 1991 to January 1992, he served as Director of Development of AdExpress Company, an advertising technology firm. Mr. Anker holds a B.A. in Economics from Columbia University.

     Mr. Ishibashi has served as Vice President - Corporate and Business Development of Wired Ventures, Inc. since May 1996, previously serving as its Chief Financial Officer and Secretary since its inception in March 1996. From December 1995 to May 1996, he served as Chief Financial Officer and Vice President of Business Affairs for Wired Ventures, Ltd. Prior to joining the Company, Mr. Ishibashi worked for The 3DO Company, an interactive games company, from March 1993 to November 1995, most recently as Director of Finance. From July 1992 to March 1993, Mr. Ishibashi served as an independent financial consultant, and the Executive Vice President and Chief Financial Officer of Wilderness Trail Bikes, a mountain bike company. From August 1985 to July 1992, Mr. Ishibashi worked for KPMG Peat Marwick, an independent certified public accounting firm, most recently as Senior Audit Manager in the Tokyo and San Francisco offices. Mr. Ishibashi is a Certified Public Accountant and holds a B.S. in Business Administration from the University of California, Berkeley.

     Mr. Plunkett has served as Creative Director for Wired magazine since its launch in January 1993 and for Wired Ventures, Inc. since March 1996. Together Mr. Plunkett and Ms. Kuhr are the co-creators of the look and feel of both Wired magazine and the HotWired Network, as well as the recently launched HardWired books. For the past six years, Mr. Plunkett also has been a partner in Plunkett + Kuhr, a design firm whose work has been featured in numerous national and international design publications, including Communication Arts and Graphis, and received awards from the American Institute of Graphic Arts, the American Center for Design, and the Society of Publication Designers. Previously, Mr. Plunkett was a senior designer for the corporate design firm Pentagram Design in New York. In total, Mr. Plunkett has over 15 years of experience with electronic pre-press and high-end printing. Mr. Plunkett holds a graduate degree in design from the California Institute of the Arts.

     Ms. Kuhr has served as Creative Director for the HotWired Network since its launch in October 1994, and for Wired Ventures, Inc. since March 1996. Together Mr. Plunkett and Ms. Kuhr are the co-creators of the look and feel of both Wired magazine and the HotWired Network, as well as the recently launched HardWired books. For the past six years, Ms. Kuhr also has been a partner in Plunkett + Kuhr, a design firm whose work has been featured in numerous national and international design publications, including Communication Arts and Graphis, and received awards from the American Institute of Graphic Arts, the American Center for Design, and the Society of Publication Designers. From 1987 to 1990, Ms. Kuhr was a senior designer for the corporate design firm Chermayeff and Geismar Associates in New York. Ms. Kuhr holds a design degree from Montana State University.

     Mr. Kelly has served as the Executive Editor of Wired magazine since September 1992. From 1985 to January 1990, Mr. Kelly was Editor and Publisher of Whole Earth Review, a national magazine reporting on unorthodox technical and cultural news. In January 1990, Mr. Kelly left the Whole Earth Review on sabbatical. During the time between his sabbatical and joining the Company, he authored Out of Control, a book on future technology published by Addison Wesley. He also launched the Electronic Whole Earth Catalog on CD-ROM, edited Signal, a book on personal communication tools, and founded and owned Nomadic Books, a mail order company. Mr. Kelly serves as a director of the WELL, one of the first online communities.

     H. William Jesse, Jr. has served as a director of the Company since its inception in March 1996. Prior to that, he served as a director of Wired Holdings Inc. since its inception in January 1993. Mr. Jesse is Chairman and President of HWJesse&Co, a San Francisco-based firm providing financial and business advisory services to private and closely-held companies. He co-founded and has served as a director since 1989 of Sterling Payot Company, an investment banking company, and has served as President of Jesse, Payot & Co., Inc., an investment holding company since 1988. Mr. Jesse has also served since 1988 as Chair and Chief Executive Officer of Vineyard Properties Corporation, a manager of California vineyard properties. Mr. Jesse also serves on the boards of:
AdExpress Company, The Wine Group, Inc., Specialized Bicycle Components, Inc., Aidells Sausage Company LLC, Sonic Force LLC, and Trans Ocean Ltd. Mr. Jesse has a B.S. and an M.S. from Lehigh University and an M.B.A. from Harvard University.

BOARD OF DIRECTORS

     The Board of Directors is currently comprised of three members. Within 90 days following the offerings, the Company intends to increase the size of the Board of Directors to at least four directors and appoint at least one additional independent member to the Board of Directors and its Audit Committee and Compensation Committee.

     The Audit Committee of the Board of Directors, which currently consists of Mr. Jesse, was formed in May 1996 to review the internal accounting procedures of the Company and consult with and review the services provided by the Company's independent public accountants. The Compensation Committee of the Board of Directors, which currently consists of Mr. Jesse, was formed in May 1996 to review and recommend to the Board the compensation and benefits of all officers of the Company and review general policies relating to compensation and benefits of employees of the Company. The Compensation Committee also administers the issuance of stock options and other awards under the Company's 1996 Equity Incentive Plan.

DIRECTOR COMPENSATION

     All directors are reimbursed for expenses incurred in connection with attendance at meetings of the Company's Board of Directors. Each non-employee director of the Company will be eligible to receive stock option grants under the Company's 1996 Director Stock Option Plan. Directors who are also employees of the Company are eligible to receive stock options and other equity grants under the Company's 1996 Equity Incentive Plan. See "-- Employee Benefit Plans."

EXECUTIVE COMPENSATION

     The following table sets forth the compensation awarded to or earned by the Company's Chief Executive Officer and the other executive officers of the Company for the year ended December 31, 1995 (collectively, the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                ANNUAL
                                                            COMPENSATION(1)
                                                            ---------------        ALL OTHER
               NAME AND PRINCIPAL POSITION                     SALARY($)         COMPENSATION
- ----------------------------------------------------------  ---------------     ---------------
Louis Rossetto............................................      $88,558                  --
  Chief Executive Officer
Jane Metcalfe.............................................       88,558                  --
  President
Jeffrey Simon.............................................       12,500(2)          $15,000(3)
  Chief Financial Officer and Secretary
Andrew Anker..............................................      140,369               4,938(4)
  Vice President - Interactive
Rex Ishibashi.............................................        4,167(5)               --
  Vice President - Corporate and Business
  Development

- ---------------
(1) Includes amounts earned but deferred at the election of the Named Executive Officer under the Company's 401(k) plan.

(2) Mr. Simon joined the Company in November 1995; this number reflects an annual salary of $110,000.

(3) Represents reimbursement for relocation costs.

(4) Represents medical insurance premiums paid by the Company on behalf of Mr. Anker.

(5) Mr. Ishibashi joined the Company in December 1995; this number reflects an annual salary of $110,000.

STOCK OPTION INFORMATION

     The Company did not grant options to any of the Named Executive Officers in 1995 and none of the Named Executive Officers exercised any options during 1995 or held any options at the end of 1995.

EMPLOYEE BENEFIT PLANS

     1996 EQUITY INCENTIVE PLAN

     The Company's 1996 Equity Incentive Plan (the "Incentive Plan") under which 8,500,000 shares of Common Stock are reserved for future issuance, was adopted by the Board of Directors in May 1996. The Incentive Plan provides for the grant of stock options, stock bonuses and stock appreciation rights and the sale and issuance of restricted stock by the Company to its employees, officers, directors and consultants.

     The term of stock options granted under the Incentive Plan may not exceed 10 years. The exercise price of options granted under the Incentive Plan will be determined by the Board of Directors but, in the case of a nonstatutory stock option, cannot be less than 85% of the fair market value of the Common Stock on the date of the option grant and, in the case of an incentive stock option, cannot be less than 100% of the fair market value of the Common Stock on the date of grant. Options granted under the Incentive Plan generally vest in periodic installments that are determined by the Board. No option may be transferred by the optionee other than by will or the laws of descent or distribution or, in certain limited circumstances, pursuant to a qualified domestic relations order.

An optionee whose relationship with the Company or any affiliate ceases for any reason (other than death or disability) may exercise options in the three-month period following such cessation unless such options terminate or expire sooner by their terms.

     In addition to, or in tandem with, awards of stock options, the Board of Directors may grant participants restricted stock awards to purchase the Company's Common Stock or stock bonus awards of the Company's Common Stock for not less than 85% of its fair market value at the time of grant. Shares of stock sold or awarded under the Incentive Plan may, but need not be, subject to a repurchase option in favor of the Company in accordance with a vesting schedule determined by the Board of Directors or Compensation Committee. The Board of Directors may also grant stock appreciation rights of the Company's Common Stock in addition to, or in tandem or concurrently with, other awards under the Incentive Plan. The terms of all such awards will be determined by the Board of Directors.

     Shares that (a) are subject to issuance upon exercise of an option but cease to be subject to such stock option for any reason other than exercise of such stock option, (b) are subject to another award granted under the Incentive Plan but are forfeited or are repurchased by the Company at the original issue price, or (c) are subject to an award that otherwise terminates without shares being issued will again be available for grant and issuance in connection with future awards under the Incentive Plan. In the event of a merger of the Company with or into another corporation or the acquisition by any entity of 50% of the voting stock of the Company, all outstanding options must either be assumed or substituted by the surviving entity. If the surviving entity determines not to assume or substitute such options, the options terminate as of the closing of the merger or consolidation if not exercised prior to the closing.

     1996 NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN

     The Board of Directors adopted a 1996 Non-Employee Director Stock Option Plan (the "Directors' Plan") in May 1996. The total number of shares of Common Stock reserved for issuance and granted under the Directors' Plan is 100,000. The Directors' Plan provides for the grant of nonstatutory stock options to non-employee directors of the Company. The Directors' Plan is designed to work automatically without administration; however, to the extent administration is necessary, it will be performed by the Board. The Directors' Plan provides that each person who is a non-employee director of the Company upon the closing of the offerings, or becomes a non-employee director after such date will be granted an option (the "First Option") to purchase 2,500 shares of Common Stock on the date on which the optionee first becomes a non-employee director of the Company. Thereafter, on January 1 of each year each non-employee director will be granted an additional option to purchase 2,500 shares of Common Stock (a "Subsequent Option") if, on such date, he or she shall have served on the Company's Board of Directors for at least three months. Each First Option and Subsequent Option will be subject to vesting over a four-year period. The exercise price of all stock options granted under the Directors' Plan will be equal to the fair market value of a share of the Company's Common Stock on the date of grant of the option. Options granted under the Directors' Plan will have a term of 10 years. The Directors' Plan does not set a maximum or a minimum number of shares for which options may be granted to any one non-employee director. No option granted under the Directors' Plan will be transferable by the optionee other than by will or the laws of descent or distribution or pursuant to a qualified domestic relations order (as defined by the Internal Revenue Code of 1986, as amended (the "Code")), and each option will be exercisable, during the lifetime of the optionee, only by such optionee.

     In the event of a merger of the Company with or into another corporation or a sale of substantially all of the Company's assets, each non-employee director will have a reasonable time within which (i) to exercise his or her options, including any part of an option that would not otherwise be exercisable prior to the effectiveness of the transaction, at which time the options will terminate or the right to exercise their options, including any part of an option that would not otherwise be exercisable, or (ii) to receive a substitute option with comparable terms, for an equivalent number of shares of stock of the acquiring or successor corporation. The Board of Directors may amend or terminate the Directors' Plan; provided, however, that no such action may adversely affect any outstanding option, and the provisions regarding the grant of options under the plan may be amended only once in any six-month period, other than to comport with changes in the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or the Code. If not terminated earlier, the Directors' Plan has a term of 10 years.

     401(K) PLAN

     In August 1995, the Company adopted an employee savings plan (the "401(k) Plan") covering all of the Company's eligible full-time employees. Pursuant to the 401(k) Plan, eligible employees may elect to reduce their current compensation by up to the lesser of 20% of their annual compensation or the statutorily prescribed annual limit ($9,500 in 1996) and have the amount of such reduction contributed to the 401(k) Plan. In addition, eligible employees may make rollover contributions to the 401(k) Plan from a tax-qualified retirement plan. The 401(k) Plan is intended to qualify under Section 401 of the Code, so that contributions by employees or by the Company to the 401(k) Plan, and income earned on the 401(k) Plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by the Company, if any, will be deductible by the Company when made. The Company does not presently intend to make any matching or discretionary contributions.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY

     The Company's Restated Certification of Incorporation provides that directors of the Company will not be personally liable for monetary damages to the Company or its stockholders for any breach of their fiduciary duty as directors, except for (i) any breach of such director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) liability arising under Section 174 of the General Corporation Law of the State of Delaware, or (iv) any transaction from which a director derives an improper personal benefit.

     The Company's Restated Certificate of Incorporation and Bylaws provide that directors and officers of the Company may be indemnified to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company, including payment of expenses in defending an action or proceeding in advance of the final disposition of such action or proceeding upon receipt of an undertaking by the person indemnified to repay such payment if it is ultimately determined that such person is not entitled to indemnification. The Restated Certificate of Incorporation and Bylaws also provide that the rights of directors and officers to such indemnification is not exclusive of any other right now possessed or hereafter acquired under any statute, agreement or otherwise.

     The Company has entered into indemnification agreements with each of its executive officers and directors. Each indemnification agreement provides that such officer or director will be indemnified by the Company to the fullest extent permitted by the Company's Bylaws and Delaware law, as it now exists or may in the future be amended, and against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company. The Company will also authorize under the indemnification agreements to advance payment of expenses in defending an action or proceeding upon receipt of an undertaking by the person indemnified to repay such payment if it is ultimately determined that such person is not entitled to indemnification.

                              CERTAIN TRANSACTIONS

     Prior to the completion of the Reorganization, which occurred in May 1996, the Company's businesses were conducted in partnership and limited liability company form, principally through

Wired Partners, a California general partnership (from its formation in October 1992 through January 1993), Wired USA Ltd. (from its formation in January 1993 through January 1994), Wired Ventures, Ltd. (from its formation in January 1994 to May 1996) and HotWired Ventures LLC (from its formation in January 1995 to May 1996). The ownership of the Company's constituent entities prior to the Reorganization is summarized below:

     Wired Holdings Inc. ("Holdings"). Holdings, which was owned by 22 individual shareholders (none of whom individually held a controlling interest), was the majority owner and general partner of Wired USA Ltd. and a minority owner and the general partner of Wired Ventures, Ltd. Holdings' only assets were its ownership interests in these two entities.

     Wired USA Ltd. ("USA"). The majority interest in USA was held by its general partner, Holdings. The remaining interest was held by various limited partners. From its formation in January 1993 through January 1994, USA owned the assets associated with Wired magazine and certain other entities. Upon the formation of Wired Ventures, Ltd. in January 1994, USA transferred its assets to such entity and thereafter was its majority owner and limited partner. After January 1994, USA's only asset was its ownership interest in Wired Ventures, Ltd.

     Wired Ventures, Ltd. ("Wired Ventures"). Wired Ventures was owned by Holdings, USA, Advance Magazine Publishers, Inc. ("Advance") (which owned a minority limited partnership interest) and certain employees (who each owned a minority limited partnership interest). Wired Ventures owned the assets associated with Wired magazine and certain other entities, including a majority membership interest in HotWired Ventures LLC.

     HotWired Ventures LLC ("HotWired Ventures"). HotWired Ventures was owned by Wired Ventures and certain employees and investors (who each owned a minority membership interest). HotWired Ventures owned the assets associated with the Company's online media properties.

     The Reorganization was intended to simplify the ownership structure outlined above into a single corporate holding company, Wired Ventures, Inc. ("WVI"), which has wholly-owned subsidiaries that conduct the various aspects of the Company's business. In the Reorganization, the shareholders of Holdings, the limited partners of USA (other than Holdings), the limited partners of Wired Ventures (other than USA) and the members of HotWired Ventures (other than Wired Ventures) contributed their respective interests in such entities to WVI in exchange for Series A Preferred Stock of WVI. WVI then contributed its interests in Wired USA, Wired Ventures and HotWired Ventures to Holdings, resulting in a dissolution of Wired USA, Wired Ventures and HotWired Ventures and leaving Holdings as a wholly-owned subsidiary of WVI. The magazine-related assets held by WVI were contributed to Holdings (which was renamed Wired Magazine Group, Inc.) and the HotWired-related assets held by WVI were contributed to a separate, newly-formed subsidiary of WVI.

     Since its inception, the Company has financed a portion of its operations through the private sales of equity securities of its constituent entities, as follows:

     Launch Financing. In January 1993, Holdings was capitalized with cash and other property rights valued at $79,333 contributed by its predecessor, Wired Partners, a general partnership comprised of Louis Rossetto, Jane Metcalfe, Charles Jackson and Nicholas Negroponte. In addition, various investors affiliated with Sterling Payot Company, a merchant banking firm ("Sterling Payot"), contributed a total of $14,000 to Holdings.

     Concurrently with the initial capitalization of Holdings in January 1993, USA was organized and assumed the business of its predecessor, Wired Partners. In connection with USA's formation, (a) Holdings contributed cash and other property rights with an aggregate value of $93,333 in exchange for a general partnership interest in USA representing a 62% interest in USA, (b) two seed investors contributed a total of $225,000 in cash in exchange for Class A limited partnership interests in USA representing an 18.7% ownership interest in USA, and (c) various new investors contributed a total of $606,400 in cash in exchange for Class A limited partnership interests in USA representing an 18.9% ownership interest in USA (the "Launch Financing"). Sterling Payot served as the Company's placement agent for the Launch Financing, and certain affiliates of Sterling Payot were investors in such financing. In connection with the completion of the Launch Financing, H. William Jesse, Jr., a director of Sterling Payot, became a director of Holdings.

     Subsequently, in November 1993, Holdings issued additional shares of stock to certain key employees of and consultants to the Company, subject to vesting over a period of two years.

     Circulation Financing. In January 1994, USA entered into a limited partnership agreement with Holdings and Advance, an affiliate of Conde Nast, to form Wired Ventures for the purpose of owning and operating Wired magazine. Holdings contributed the Wired brands, logos and trade names to the new partnership in exchange for a general partnership interest representing a 3% ownership interest in Wired Ventures. USA contributed all operations, assets and liabilities relating to Wired magazine in exchange for a limited partnership interest representing an 82% ownership interest in Wired Ventures. Advance contributed $3.0 million in cash to Wired Ventures and an outstanding $500,000 non-interest-bearing convertible note (which was converted to capital) in exchange for a limited partnership interest representing a 15% ownership interest in Wired Ventures. Wired Ventures subsequently issued Class B limited partnership interests constituting subordinated profit interests to certain Wired Ventures employees.

     Online Spinoff and Financing. In January 1995, certain Wired Ventures employees formed HW Acquisition Group LLC, a California limited liability company (the "LLC"), and purchased equity interests therein. In March 1995, Wired Ventures contributed its online publishing business to the LLC in exchange for Class A membership units representing a 90% ownership interest in the LLC. In connection with the spinoff of the online business, the LLC changed its name to HotWired Ventures LLC, and the outstanding employee units were recharacterized as Class B membership units and subordinated to the return of capital of the Class A membership units issued to Wired Ventures. In August 1995, additional Class A membership units were issued to 25 business enterprises and individuals for an aggregate purchase price of $7.0 million, which reduced Wired Ventures' interest in HotWired Ventures to 74.5%. HotWired Ventures subsequently issued Class C membership units constituting subordinated profit interests to certain key employees and advisors of HotWired Ventures. Sterling Payot, certain principals of which were Class A investors in HotWired Ventures, has performed ongoing business advisory services for HotWired Ventures and prior to the Reorganization held 600 fully vested Class C membership units and has received options to purchase 14,751 shares of Common Stock at an exercise price of $1.00 per share.

     Debt Financing. The Company has financed certain of its operations through bank and other debt financing. In its first year of operation, USA received two loans from related parties. The first loan, from a relative of the publisher, was for $50,000 at 6% interest per annum and was repaid subsequent to the formation and financing of Wired Ventures in 1994. The second loan, in the principal amount of $275,000 at 10% interest per annum, was from the Jackson Living Trust, a limited partner in USA, and was canceled in connection with the formation and financing of Wired Ventures in 1994, with part of it being converted into equity and the remainder being repaid in cash. In connection with the restructuring of its United Kingdom operations in mid-1995, the Company guaranteed a non-interest-bearing note payable by Wired UK to its former U.K. joint venture partner, Guardian Media Group plc, for L1.0 million (approximately $1.6 million), which is due in July 1998. In November 1995, the Company entered into a $6.5 million revolving credit facility with Signet Bank of Virginia to fund the further expansion of its magazine business, which is secured by all Wired magazine-related assets. The line bears interest at a rate equal to adjusted LIBOR plus 3.25% (9% at December 31, 1995). See "Use of Proceeds."

     Series B Preferred Stock Financing. In May 1996, the Company sold a total of 1,250,000 shares of its Series B Preferred Stock to various investors for $10.00 per share. Advance purchased 100,000 shares in such financing.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of May 31, 1996, after giving effect to the conversion of all shares of Preferred Stock into shares of Common Stock, which will occur automatically upon the completion of this offering, and as adjusted to reflect the sale of Common Stock offered hereby, for (i) each stockholder who is known by the Company to own beneficially more than 5% of the Common Stock; (ii) each Named Executive Officer; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.

                                                                                PERCENTAGE OF SHARES
                                                                                BENEFICIALLY OWNED(1)
                                                        NUMBER OF SHARES        ---------------------
                                                       BENEFICIALLY OWNED        BEFORE       AFTER
              NAME OF BENEFICIAL OWNER                         (1)              OFFERING     OFFERING
- ----------------------------------------------------  ---------------------     --------     --------
Louis Rossetto(2)...................................         5,943,050            18.5%        15.8%
  Wired Ventures, Inc.
  520 Third Street
  Fourth Floor
  San Francisco, CA 94107
Jane Metcalfe(3)....................................         5,661,325            17.7%        15.1%
  Wired Ventures, Inc.
  520 Third Street
  Fourth Floor
  San Francisco, CA 94107
Advance Magazine Publishers, Inc....................         4,186,112            13.2%        11.2%
  350 Madison Avenue
  14th Floor
  New York, NY 10017
Jackson Living Trust dtd July 15, 1992..............         2,744,736             8.6%         7.4%
  12674 Acacia Avenue
  Poway, CA 92064
Nicholas Negroponte.................................         2,420,478             7.6%         6.5%
  MIT Research
  20 Ames Street
  Cambridge, MA 02139
H. William Jesse, Jr. (4)...........................         1,655,207             5.2%         4.4%
  HWJesse&Co
  222 Sutter Street
  San Francisco, CA 94108
Andrew Anker(5).....................................           583,076             1.8%         1.6%
Rex Ishibashi(6)....................................           200,000               *            *
Jeffrey Simon(7)....................................           200,000               *            *
All executive officers and directors as a group
  (6 persons)(8)....................................        14,242,658            43.5%        37.2%

- ---------------
 *  less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and subject to community property laws where applicable, the Company believes, based on information furnished by such persons, that the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 31,750,002 shares of Common Stock outstanding as of May 31, 1996 and 37,250,002 shares of Common Stock outstanding after completion of the offerings. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that will be exercisable on or before July 31, 1996 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(2) Includes 400,000 shares of Common Stock subject to immediately exercisable stock options, of which options to purchase 245,171 shares will be vested as of July 31, 1996 and the remaining 154,829 shares would be subject to repurchase if purchased ahead of vesting.

(3) Includes 300,000 shares of Common Stock subject to immediately exercisable stock options, of which options to purchase 196,781 shares will be vested as of July 31, 1996 and the remaining 103,219 shares would be subject to repurchase if purchased ahead of vesting.

(4) Includes 1,161,106 shares held by Jesse, Payot & Co., of which Mr. Jesse is the President, Chief Executive Officer and sole shareholder, and 116,111 shares held by Pensco Pension Services for the benefit of Mr. Jesse.

(5) Owned by Mr. Anker and his wife as co-trustees of the Anker 1996 Trust. Includes 50,000 shares of Common Stock subject to immediately exercisable stock options, of which options to purchase 30,240 shares will be vested as of July 31, 1996 and the remaining 19,760 shares would be subject to repurchase if purchased ahead of vesting.

(6) Includes 68,845 shares of Common Stock subject to immediately exercisable stock options, none of which will be vested as of July 31, 1996.

(7) Includes 179,784 shares of Common Stock subject to immediately exercisable stock options, none of which will be vested as of July 31, 1996.

(8) Includes 998,629 shares of Common Stock subject to immediately exercisable stock options, of which options to purchase 472,192 shares will be vested as of July 31, 1996 and the remaining 526,437 shares would be subject to repurchase if purchased ahead of vesting. See Notes 2, 3, 5, 6 and 7.

                          DESCRIPTION OF CAPITAL STOCK

     Immediately following the completion of the offerings, the authorized capital stock of the Company will consist of 60,000,000 shares of Common Stock, $0.001 par value per share, and 5,000,000 shares of Preferred Stock, $0.001 par value per share. As of May 31, 1996, and assuming the conversion of each outstanding share of Preferred Stock into one share of Common Stock, there were outstanding 31,750,002 shares of Common Stock held of record by 86 stockholders.

COMMON STOCK

     Subject to preferences that may apply to any Preferred Stock outstanding at the time, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. Each stockholder is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in the Company's Amended and Restated Certificate of Incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The Common Stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding-up of the Company, the assets legally available for distribution to stockholders are distributable ratably among the holders of the Common Stock and any participating Preferred Stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding Preferred Stock and payment of other claims of creditors. Each outstanding share of Common Stock is, and all shares of Common Stock to be outstanding upon completion of the offerings will be, fully paid and nonassessable.

PREFERRED STOCK

     Upon the completion of the offerings, all outstanding shares of Preferred Stock (the "Convertible Preferred") will be converted into shares of Common Stock. See Note 7 of Notes to Consolidated Financial Statements for a description of the Convertible Preferred. The Board of Directors is authorized, subject to any limitations prescribed by Delaware law, to provide for the issuance of additional shares of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the powers, designations, preferences and rights of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding) without any further vote or action by the stockholders. The Board of Directors may authorize the issuance of Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. Thus, the issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no current plan to issue any shares of Preferred Stock.

DELAWARE'S ANTI-TAKEOVER LAW

     Upon the completion of the offerings, the Company will be subject to the provisions of Section 203 of the Delaware General Corporation Law (the "Anti-Takeover Law") regulating corporate takeovers. The Anti-Takeover Law prevents certain Delaware corporations, including those whose securities are listed on the Nasdaq National Market, from engaging, under certain circumstances, in a "business combination" not approved in advance by the Board (which includes a merger or sale of more than 10% of the corporation's assets) with any "interested stockholder" (a stockholder who owns 15% or more of the corporation's outstanding voting stock) for three years following the date that such stockholder became an "interested stockholder." The effect of the Anti-Takeover Law is to discourage takeover attempts, including attempts that might result in a premium over the market price of the Common Stock. A Delaware corporation may "opt out" of the Anti-Takeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. The Company has not "opted out" of the provisions of the Anti-Takeover Law.

REGISTRATION RIGHTS

     The holders of 30,991,349 shares (the "Registrable Securities") have certain rights with respect to the registration of those shares under the Securities Act. If the Company proposes to register any of its shares of Common Stock under the Securities Act other than in connection with a Company employee benefit plan or a corporate reorganization, the holders of Registrable Securities may require the Company to include all or a portion of their shares in such registration, subject to certain conditions and limitations. In addition, beginning one year after the closing date of the offerings, holders of Registrable Securities may require the Company to register all or any portion of their Registrable Securities on Form S-3 when such form becomes available to the Company, subject to certain conditions and limitations. The Company may be required to effect up to one such registration on Form S-3 per year, and is not required to effect more than two such registrations. All expenses incurred in connection with such registrations (other than underwriters' or brokers' discounts and commissions) will be borne by the Company. All expenses incurred in connection with such registrations (other than underwriters' discounts and commissions) will be borne by the Company. The registration rights expire three years after the date of this Prospectus.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Company's Common Stock is The First National Bank of Boston.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Sales of a substantial number of shares of the Company's Common Stock in the public market could have the effect of depressing the prevailing market price of its Common Stock. Upon the completion of the offerings, the Company will have outstanding 37,250,002 shares of Common Stock (assuming no exercise of outstanding options after May 31, 1996). Of these shares, the 5,500,000 shares sold in the offerings will be freely transferable without restriction or further registration under the Securities Act of 1933 (the "Securities Act") unless purchased by "affiliates" of the Company as that term is defined in Rule 144 of the Securities Act ("Affiliates"), which shares will be subjected to the resale limitations of Rule 144 adopted under the Securities Act. Of the other shares outstanding upon the completion of the offerings, 30,500,000 shares will also be freely tradeable without restriction or further registration under the Securities Act, unless held by Affiliates (in which case they would be subject to the volume limitations of Rule 144), because such shares were issued pursuant to the exemption afforded by Section 3(a)(10) of the Securities Act. The remaining 1,250,002 shares, all of which were sold in May of 1996, will be "restricted securities" as that term is defined under Rule 144 ("Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 promulgated under the Securities Act, which rules are summarized below. As a result of the contractual restrictions described below, and the provisions of Rule 144 or 701, additional shares will be available for sale in the public market as follows: (i) no currently outstanding shares will be available for immediate sale in the public market on the date of the Prospectus; (ii) 30,500,000 currently outstanding shares will be eligible for sale upon expiration of lock-up agreements 180 days after the date of this Prospectus (as well as 3,970,078 additional shares issuable upon the exercise of stock options, to the extent exercisable as of such date), subject to (a) earlier waiver of such lock-up provisions by Goldman, Sachs & Co., on behalf of the Underwriters,
(b) compliance with certain volume restrictions with respect to the 22,595,355 shares (plus 998,629 shares subject to options) held by Affiliates, and (c) vesting restrictions with the Company in certain cases; and (iii) 1,250,002 currently outstanding shares will be eligible for sale from time to time thereafter.

     All of the stockholders of the Company have entered into lock-up agreements with the Representatives of the Underwriters providing that, with certain limited exceptions, such stockholders will not offer, sell, contract to sell, grant an option to purchase, make a short sale, or otherwise dispose of or engage in any hedging or other transaction that is designed or reasonably expected to lead to a disposition of any shares of Common Stock or any option or warrant to purchase shares of Common Stock or any securities exchangeable for or convertible into shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Goldman, Sachs & Co. Other than the 5,500,000 shares being offered hereby, as of the Effective Date no shares of Common Stock of the Company will be eligible for immediate sale in the public market until the expiration of the 180-day lock-up agreements with the Representatives of the Underwriters. Goldman, Sachs & Co. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years (and, with respect to non-affiliates of the Company, a person who has beneficially owned Restricted Shares less than three years), will be entitled to sell in any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Company's Common Stock (approximately 372,500 shares immediately after the offerings) or
(ii) the average weekly trading volume of the Company's Common Stock in the Nasdaq National Market during the four calendar weeks immediately preceding the date of which notice of the sale is filed with the Securities and Exchange Commission. Such sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. The Securities and Exchange Commission has recently proposed to reduce the two year holding periods under Rule 144 to one year. If enacted, such modification will have a material effect on the timing of when certain shares of Common Stock become eligible for resale.

     As of May 31, 1996, options to purchase 3,970,078 shares of Common Stock were issued and outstanding. Rule 701 under the Securities Act provides that, beginning 90 days after the date of this Prospectus, shares of Common Stock acquired upon the exercise of outstanding options may be resold by persons other than Affiliates subject only to the manner of sale provisions of Rule 144, and by Affiliates subject to all provisions of Rule 144 except the two-year minimum holding period. The Company intends to file one or more registration statements on Form S-8 under the Securities Act to register shares of Common Stock subject to stock options that will permit the resale of such shares, subject to the Rule 144 volume limitations applicable to Affiliates, vesting restrictions with the Company, and lock-up agreements between the option holders and the Company and the Underwriters.

     Holders of 30,991,349 shares of outstanding Common Stock have the right to require the Company to register their shares of Common Stock under the Securities Act. If such registration rights are exercised, the shares can be sold without any holding period or sales volume limitation. Registration and sale of such shares could have an adverse effect on the trading price of the Common Stock. See "Description of Capital Stock -- Registration Rights."

     Prior to the offerings, there has been no public market for the Common Stock of the Company, and no predictions can be made of the effect, if any, that the sale or availability for sale of shares of additional Common Stock will have on the trading price of the Common Stock. Nevertheless, sales of substantial amounts of such shares in the public market, or the perception that such sales could occur, could adversely affect the trading price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. See "Description of Capital Stock."

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by its counsel, Cooley Godward Castro Huddleson & Tatum, San Francisco, California. Certain legal matters will be passed upon for the Underwriters by Wilson, Sonsini, Goodrich & Rosati, Professional Corporation, Palo Alto, California. As of the date of this Prospectus, certain members of and persons associated with Cooley Godward Castro Huddleson & Tatum beneficially owned 150,534 shares of Common Stock.

                                    EXPERTS

     The consolidated financial statements and schedules of the Company as of December 31, 1994 and 1995 and for the three year period ended December 31, 1995 have been included in this Prospectus and Registration Statement in reliance upon the report of KMPG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein and in the Registration Statement, and upon the authority of such firm as experts in accounting and auditing.

                             CHANGE IN ACCOUNTANTS

     In February 1996, the Company decided to retain KPMG Peat Marwick LLP as the Company's independent accountants and dismissed Coopers & Lybrand LLP, the Company's former accountants. The decision to change independent accountants was ratified and approved by the Company's Board of Directors in May 1996. During the period from the Company's inception through February 1996 and with respect to the Company's financial statements for the years ended December 31, 1993 and 1994, there were no disagreements with Coopers & Lybrand LLP regarding any matters with respect to accounting principles or practices, financial statement disclosure or audit scope or procedure, which disagreements, if not resolved to the satisfaction of the former accountants, would have caused Coopers & Lybrand LLP to make reference to the subject matter of the disagreement in connection with its report. The former accountants' reports for the years ended December 31, 1993 and 1994 are not a part of the financial statements of the Company included in this Prospectus and the related financial statement schedules included elsewhere in the Registration Statement. Such reports did not contain an adverse opinion or disclaimer of opinion or qualifications or modifications as to uncertainty, audit scope or accounting principles. Prior to retaining KPMG Peat Marwick LLP, the Company had not consulted with KPMG Peat Marwick LLP regarding accounting principles.

                             ADDITIONAL INFORMATION

     A Registration Statement on Form S-1, including amendments thereto, relating to the shares of Common Stock offered hereby has been filed by the Company with the Commission under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement, exhibits and schedules. A copy of the Registration Statement may be inspected by anyone without charge at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the regional offices of the Commission located at Room 1228, 75 Park Place, New York, New York 10007 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part of the Registration Statement and the exhibits and schedules thereto may be obtained from those offices upon the payment of certain fees prescribed by the Commission. In addition, the Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission.

                              WIRED VENTURES, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                       PAGE
                                                                                       ----
Independent Auditors' Report.........................................................  F-2
Consolidated Balance Sheets..........................................................  F-3
Consolidated Statements of Operations................................................  F-4
Consolidated Statements of Minority Interest and Stockholders' Equity (Deficit)......  F-5
Consolidated Statements of Cash Flows................................................  F-6
Notes to Consolidated Financial Statements...........................................  F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Wired Ventures, Inc.:

     We have audited the accompanying consolidated balance sheets of Wired Ventures, Inc., a Delaware Corporation, and subsidiaries (the Company) as of December 31, 1994 and 1995, and the related consolidated statements of operations, minority interest and stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wired Ventures, Inc. and subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

San Francisco, California
May 24, 1996

                              WIRED VENTURES, INC.
                            (A DELAWARE CORPORATION)

                          CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                                         MARCH 31, 1996
                                                                                   DECEMBER 31,       ---------------------
                                                                                ------------------                PRO FORMA
                                                                                 1994       1995       ACTUAL     (NOTE 1)
                                                                                -------    -------    ---------   ---------
                                                                                                           (UNAUDITED)
                                                          ASSETS
Current assets:
  Cash and cash equivalents.................................................... $ 1,750    $ 7,234    $   2,604   $  14,904
  Accounts receivable, net of allowances for returns and doubtful accounts of
    $2,022, $2,564, $3,617 and $3,617, respectively............................   2,198      3,071        2,920       2,920
  Deferred production costs....................................................     261        341          405         405
  Prepaid expenses.............................................................      95        160          258         258
                                                                                -------    -------     --------    --------
         Total current assets..................................................   4,304     10,806        6,187      18,487
Property and equipment, net....................................................     791      2,216        2,745       2,745
Goodwill and other intangibles.................................................      --         --           --       4,668
Other assets...................................................................      16        196          222         222
                                                                                -------    -------     --------    --------
                                                                                $ 5,111    $13,218    $   9,154   $  26,122
                                                                                =======    =======     ========    ========
                            LIABILITIES, MINORITY INTEREST, AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable............................................................. $ 2,261    $ 4,237    $   2,082   $   2,082
  Accrued expenses.............................................................     306      2,356        3,021       3,171
  Deferred revenue.............................................................   2,534      3,957        4,379       4,379
  Notes payable to bank........................................................      --      1,500        2,500       2,500
                                                                                -------    -------     --------    --------
         Total current liabilities.............................................   5,101     12,050       11,982      12,132
Deferred revenue...............................................................     163        124          123         123
Notes payable..................................................................      --      1,185        1,216       1,216
                                                                                -------    -------     --------    --------
         Total liabilities.....................................................   5,264     13,359       13,321      13,471
Minority interest..............................................................      --      1,366          867          --
Commitments and contingencies
Stockholders' equity (deficit):
  Undesignated preferred stock; no par value; 15,000,000 shares authorized, none issued and outstanding as of March 31, 1996; 5,000,000 shares
    authorized, none issued and outstanding on a pro forma basis...............      --         --           --          --
  Series A preferred stock; $0.001 par value; 30,500,000 shares authorized;
    28,661,007, 28,208,711, and 28,014,693 shares issued and outstanding as of
    December 31, 1994 and 1995 and March 31, 1996, respectively; none authorized, issued and outstanding on a pro forma basis (liquidation
    preference of $10.00 per share)............................................      28         28           28          --
  Series B preferred stock; $0.001 par value; 4,500,000 shares authorized; none issued and outstanding as of December 31, 1994 and 1995, and March 31,
    1996, respectively; none authorized, issued and outstanding on a pro forma
    basis (liquidation preference of $10.00 per share).........................      --         --           --          --
  Common stock, $0.001 par value; 60,000,000 shares authorized; 2 shares issued and outstanding as of December 31, 1994 and 1995, and March 31, 1996,
    respectively; 31,750,002 shares issued and outstanding on a pro forma
    basis......................................................................      --         --           --          32
  Additional paid-in capital...................................................   4,528      9,629       10,123      41,826
  Deferred compensation........................................................      --         --         (664)     (4,780)
  Deficit accumulated prior to recapitalization................................  (4,709)   (11,214)     (14,575)         --
  Accumulated deficit..........................................................      --         --           --     (24,481)
  Translation adjustment.......................................................      --         50           54          54
                                                                                -------    -------     --------    --------
         Total stockholders' equity (deficit)..................................    (153)    (1,507)      (5,034)     12,651
                                                                                -------    -------     --------    --------
                                                                                $ 5,111    $13,218    $   9,154   $  26,122
                                                                                =======    =======     ========    ========

          See accompanying notes to consolidated financial statements.

                              WIRED VENTURES, INC.
                            (A DELAWARE CORPORATION)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                          THREE MONTHS ENDED
                                        YEARS ENDED DECEMBER 31,               MARCH 31,
                                     -------------------------------     ---------------------
                                      1993        1994        1995        1995          1996
                                     -------     -------     -------     -------       -------
                                                                              (UNAUDITED)
Revenues:
  Magazine.........................  $ 2,928     $ 8,833     $23,313     $ 3,936       $ 7,124
  Online...........................       --         348       1,942         342           497
                                     -------     -------     -------     -------       -------
          Total revenues...........    2,928       9,181      25,255       4,278         7,621
                                     -------     -------     -------     -------       -------
Costs and expenses:
  Magazine production
     and distribution..............    2,356       7,638      14,897       3,147         4,309
  Online production and
     development...................       51         318       1,854         166         1,245
  Sales and marketing..............      748       2,795       9,776       1,952         3,397
  General and administrative.......      797       1,967       6,661       1,444         2,510
                                     -------     -------     -------     -------       -------
          Total costs and
            expenses...............    3,952      12,718      33,188       6,709        11,461
                                     -------     -------     -------     -------       -------
          Operating loss...........   (1,024)     (3,537)     (7,933)     (2,431)       (3,840)
Interest income (expense), net.....      (10)         98         156          15           (11)
Minority interest..................       --          --         427          --           499
Wired UK preacquisition
  loss (Note 4)....................       --          --         854          --            --
                                     -------     -------     -------     -------       -------
Loss before taxes..................   (1,034)     (3,439)     (6,496)     (2,416)       (3,352)
Tax expense........................        2          18           9           2             9
                                     -------     -------     -------     -------       -------
          Net loss.................  $(1,036)    $(3,457)    $(6,505)    $(2,418)      $(3,361)
                                     =======     =======     =======     =======       =======
Pro forma net loss data (Notes 2
  and 4):
  Pro forma net loss...............                          $(6,505)                  $(3,361)
                                                             =======                   =======
  Pro forma net loss per share.....                          $ (0.19)                  $ (0.10)
                                                             =======                   =======
  Shares used in computing pro
     forma net loss per share......                           34,362                    33,620
                                                             =======                   =======

          See accompanying notes to consolidated financial statements.

                              WIRED VENTURES, INC.
                            (A DELAWARE CORPORATION)
CONSOLIDATED STATEMENTS OF MINORITY INTEREST AND STOCKHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                                                        PREFERRED STOCK                                                 DEFICIT
                                                                           COMMON STOCK   ADDITIONAL                  ACCUMULATED
                                              MINORITY  ----------------  --------------   PAID-IN      DEFERRED        PRIOR TO
                                              INTEREST  SHARES   AMOUNT   SHARES  AMOUNT   CAPITAL    COMPENSATION  RECAPITALIZATION
                                              --------  -------  -------  ------  ------  ----------  ------------  ----------------
Balances, December 31, 1992.................. $    --    3,894   $   --      --    $ --    $    252    $     --        $   (216)
 Issuance of Series A Preferred Stock........      --   19,617       23      --      --         650          --              --
 Syndication costs...........................      --       --       --      --      --         (54)         --              --
 Net loss....................................      --       --       --      --      --          --          --          (1,036)

                                              -------   ------    -----   ------- -------  --------    --------        --------
Balances, December 31, 1993..................      --   23,511       23      --      --         848          --          (1,252)
 Issuance of Series A Preferred Stock........      --    3,875        4      --      --       2,996          --              --
 Conversion of debt to Series A Preferred
   Stock.....................................      --    1,275        1      --      --         684          --              --
 Net loss....................................      --       --       --      --      --          --          --          (3,457)

                                              -------    -----    -----   ------- -------  --------    --------        --------
Balances, December 31, 1994..................      --   28,661       28      --      --       4,528          --          (4,709)
 Capital contribution to HotWired Ventures
   LLC.......................................   1,793       --       --      --      --       5,105          --              --
 Stock repurchase............................      --     (452 )     --      --      --          (4)         --              --
 Translation adjustment......................      --       --       --      --      --          --          --              --
 Net loss....................................    (427 )     --       --      --      --          --          --          (6,505)

                                              -------    -----    -----   ------- -------  --------    --------         -------
Balances, December 31, 1995..................   1,366   28,209       28      --      --       9,629          --         (11,214)
 Issuance of Series A Preferred Stock
   (unaudited)...............................      --      158       --      --      --         790        (790)             --
 Amortization of deferred compensation
   expense (unaudited).......................      --       --       --      --      --          --         126              --
 Stock repurchase (unaudited)................      --     (352 )     --      --      --        (296)         --              --
 Translation adjustment (unaudited)..........      --       --       --      --      --          --          --              --
 Net loss (unaudited)........................    (499 )     --       --      --      --          --          --          (3,361)

                                              -------    -----    -----   ------- -------  --------    --------         -------
Balances, March 31, 1996 (unaudited)......... $   867   28,015   $   28      --    $ --    $ 10,123    $   (664)       $(14,575)
                                              =======    =====    =====   ======= =======  ========    ========         =======
Pro forma adjustments (Note 1) (unaudited):
 Recapitalization (unaudited)................ $    --       --   $   --      --    $ --    $(14,575)   $     --        $ 14,575
 Business Combination (unaudited)............    (867 )  2,485        2      --      --      24,851          --              --
 Series B Preferred Stock Private Placement
   (unaudited)...............................      --    1,250        1      --      --      12,299          --              --
 May 1996 stock option grants (unaudited)....      --       --       --      --      --       9,129      (4,116)             --
 Conversion of Preferred Stock to Common
   (unaudited)...............................      --   (31,750)    (31 ) 31,750     32          (1)         --              --

                                              -------    -----    -----   ------- -------  --------    --------         -------
Pro forma balances, March 31, 1996
 (unaudited)................................. $    --       --   $   --   31,750   $ 32    $ 41,826    $ (4,780)       $     --
                                              =======    =====    =====   ======= =======  ========    ========         =======

                                                                             TOTAL
                                                                         STOCKHOLDERS'
                                               ACCUMULATED  TRANSLATION     EQUITY
                                                 DEFICIT    ADJUSTMENT     (DEFICIT)
                                               -----------  -----------  -------------
Balances, December 31, 1992..................   $      --      $  --        $    36
 Issuance of Series A Preferred Stock........          --         --            673
 Syndication costs...........................          --         --            (54)
 Net loss....................................          --         --         (1,036)
                                                ---------   --------     ----------
Balances, December 31, 1993..................          --         --           (381)
 Issuance of Series A Preferred Stock........          --         --          3,000
 Conversion of debt to Series A Preferred
   Stock.....................................          --         --            685
 Net loss....................................          --         --         (3,457)
                                                ---------   --------     ----------
Balances, December 31, 1994..................          --         --           (153)
 Capital contribution to HotWired Ventures
   LLC.......................................          --         --          5,105
 Stock repurchase............................          --         --             (4)
 Translation adjustment......................          --         50             50
 Net loss....................................          --         --         (6,505)
                                                ---------   --------     ----------
Balances, December 31, 1995..................          --         50         (1,507)
 Issuance of Series A Preferred Stock
   (unaudited)...............................          --         --             --
 Amortization of deferred compensation
   expense (unaudited).......................          --         --            126
 Stock repurchase (unaudited)................          --         --           (296)
 Translation adjustment (unaudited)..........          --          4              4
 Net loss (unaudited)........................          --         --         (3,361)
                                                ---------   --------     ----------
Balances, March 31, 1996 (unaudited).........   $      --      $  54        $(5,034)
                                                =========   ========     ==========
Pro forma adjustments (Note 1) (unaudited):
 Recapitalization (unaudited)................   $      --      $  --        $    --
 Business Combination (unaudited)............     (19,468)        --          5,385
                                                ---------   --------     ----------
 Series B Preferred Stock Private Placement
   (unaudited)...............................          --         --         12,300
 May 1996 stock option grants (unaudited)....      (5,013)        --             --
 Conversion of Preferred Stock to Common
   (unaudited)...............................          --         --             --
                                                ---------   --------     ----------
Pro forma balances, March 31, 1996
 (unaudited).................................   $ (24,481)     $  54        $12,651
                                                =========   ========     ==========

          See accompanying notes to consolidated financial statements.

                              WIRED VENTURES, INC.
                            (A DELAWARE CORPORATION)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                     THREE MONTHS ENDED
                                                    YEARS ENDED DECEMBER 31,              MARCH 31,
                                                 -------------------------------     -------------------
                                                  1993        1994        1995        1995        1996
                                                 -------     -------     -------     -------     -------
                                                                                         (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss.....................................  $(1,036)    $(3,457)    $(6,505)    $(2,418)    $(3,361)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
    Minority interest..........................       --          --        (427)         --        (499)
    Preacquisition losses......................       --          --        (854)         --          --
    Depreciation and amortization..............       18          87         470          69         204
    Amortization of deferred compensation......       --          --          --          --         126
    Loss on disposition of property and
      equipment................................       17          --          --          --          56
    Equipment acquired in exchange for
      advertising..............................     (132)        (34)       (361)        (66)       (153)
    Changes in operating assets and
      liabilities:
      Accounts receivable, net.................     (824)     (1,372)       (873)        157         151
      Deferred production costs................      (88)        (66)        (80)        (72)        (64)
      Prepaid expenses.........................      (29)        (65)        (65)       (162)        (98)
      Accounts payable and accrued expenses....      791       1,697       4,026       1,571      (1,490)
      Deferred revenue.........................      514       2,153       1,384         497         421
                                                 -------     -------     -------     -------     -------
         Net cash used in operating
           activities..........................     (769)     (1,057)     (3,285)       (424)     (4,707)
                                                 -------     -------     -------     -------     -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures.........................      (53)       (688)     (1,509)       (184)       (602)
  Proceeds from sale of equipment..............        8          --          --          --          --
  Other assets.................................       15         (10)       (205)       (122)        (60)
                                                 -------     -------     -------     -------     -------
         Net cash used in investing
           activities..........................      (30)       (698)     (1,714)       (306)       (662)
                                                 -------     -------     -------     -------     -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Capital contributions by HotWired Ventures
    LLC minority participants..................       --          --       6,898          --          --
  Convertible loan from related parties........      500          --          --          --          --
  Repurchase of Series A preferred stock.......       --          --          (4)         --        (296)
  Loans (repayments) from related parties......      325        (140)         --          --          --
  Issuance of Series A preferred stock.........      673       3,000          --          --          --
  Loan and advances from Guardian Media Group
    plc........................................       --          --       2,039         239          31
  Syndication costs............................      (54)         --          --          --          --
  Net proceeds from bank loan..................       --          --       1,500          --       1,000
                                                 -------     -------     -------     -------     -------
         Net cash provided by financing
           activities..........................    1,444       2,860      10,433         239         735
Effect of foreign exchange rate................       --          --          50          (1)          4
                                                 -------     -------     -------     -------     -------
Increase (decrease) in cash and cash
  equivalents..................................      645       1,105       5,484        (492)     (4,630)
Cash and cash equivalents, beginning of
  period.......................................       --         645       1,750       1,750       7,234
                                                 -------     -------     -------     -------     -------
Cash and cash equivalents, end of period.......  $   645     $ 1,750     $ 7,234     $ 1,258     $ 2,604
                                                 =======     =======     =======     =======     =======
Supplemental cash flow disclosure -- cash paid
  for interest.................................  $     1     $    16     $    16     $    --     $    17
                                                 =======     =======     =======     =======     =======
Supplemental disclosure of noncash investing
  and financing activities:
  Equipment acquired in exchange for
    advertising................................  $   132     $    34     $   361     $    66     $   153
                                                 =======     =======     =======     =======     =======
  Conversion of notes payable to capital.......  $    --     $   685     $    --     $    --     $    --
                                                 =======     =======     =======     =======     =======

          See accompanying notes to consolidated financial statements.

                              WIRED VENTURES, INC.
                            (A DELAWARE CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 IS
                                   UNAUDITED)

(1)  THE COMPANY

     Wired Ventures, Inc. ("Wired" or the "Company"), is a new kind of global, diversified media company engaged in creating content for print, online, and other media.

     The Company (a Delaware C corporation) was recapitalized in May 1996 such that the ownership interests of Wired Holdings Inc. (previously a California S corporation), Wired USA Ltd., and Wired Ventures Ltd. were contributed to the Company and 28,014,692 shares of the Company's Series A preferred stock were issued to the owners of such entities. The effective ownership percentage of each respective equity holder in the Company after the recapitalization is the same as their respective interests in the operating assets and liabilities of the Company prior to the recapitalization, and there was no change in control as a result of the recapitalization. The consolidated financial statements reflect the accounting for this transaction as a combination of companies under common control.

     The Company's businesses were historically conducted in partnership and limited liability company form, beginning with Wired Partners in 1992, and continuing through Wired USA Ltd., a California limited partnership (from its formation in January 1993 to January 1994) and Wired Ventures, Ltd., a California limited partnership (from its formation in January 1994 to May 1996). From January 1994 to May 1996, all businesses were conducted by Wired Ventures, Ltd. Wired Holdings Inc. and Wired USA Ltd. had no operations, operating assets, or operating liabilities.

     The Company's principal subsidiaries as of March 31, 1996 can be summarized as follows:

                                                                            WIRED VENTURES, INC.
               COMPANY                          LEGAL FORM                      OWNERSHIP %
    -----------------------------  -------------------------------------    --------------------
    HotWired Ventures LLC........  California Limited Liability Company              74%
    Wired UK.....................  United Kingdom Unlimited Company                 100%

     Wired Ventures, Inc. publishes Wired magazine, which is sold on newsstands and through subscriptions. HotWired Ventures LLC publishes editorial material on the World Wide Web through its HotWired network of online content sites. Wired UK publishes a local edition of Wired magazine in the United Kingdom, which is sold on newsstands and through subscriptions.

  Pro Forma Balance Sheet

     In May 1996, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission (SEC) permitting Wired to sell shares of its common stock in connection with a proposed initial public offering (IPO). If the offering is consummated under the terms presently anticipated, all the currently outstanding shares of preferred stock, including the preferred stock issued subsequent to the date of these financial statements in connection with the acquisition of the minority interest of HotWired Ventures LLC and the closing of the private financing which generated net proceeds of $12.3 million (see Note 12), will convert to 31,750,000 shares of common stock upon closing of the IPO. The conversion of the preferred stock, the recapitalization of the combined entity described above into a C corporation, the sale of preferred stock in the private financing, the acquisition of the minority interest of HotWired Ventures LLC, and the May 1996 issuance of options to purchase approximately 4.0 million shares of common stock (and their corresponding deferred compensation expense) have been reflected in the accompanying pro

                              WIRED VENTURES, INC.
                            (A DELAWARE CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 IS
                                   UNAUDITED)

forma balance sheet and statement of minority interest and stockholders' equity (deficit) as of March 31, 1996.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. Minority interest represents the minority participants' share of the equity of HotWired Ventures LLC, the Company's 74% owned subsidiary.

     All material intercompany balances and transactions have been eliminated in consolidation.

  Revenue Recognition

     Revenue from the sale of advertising space in magazines is recognized at the time the issue is circulated.

     Proceeds from subscriptions are recognized as revenue over the terms of the subscriptions, generally one to two years, upon commencement of subscription services. Subscriptions expiring within one year are included as a current liability and the portion of the subscriptions in excess of one year are classified as a noncurrent liability.

     Sales to newsstand distributors are recognized as revenue in the month of distribution utilizing historical experience to estimate the ultimate sales of magazines to the newsstand. In the event that actual sales differ from estimates, adjustments are made in subsequent months. Historically, these adjustments have not been material.

     Revenue from the sale of online advertising is recognized over the period advertisements are displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations typically include guarantees of minimum numbers of page views, or times that the page containing the advertisement is viewed by users. To the extent minimum guaranteed page views are not met, the Company defers recognition of the corresponding revenues until guaranteed page view levels are achieved. Cash received in advance for online advertising is classified as deferred revenue and is recognized as revenue over the time the advertisements are displayed.

  Stock-Based Compensation

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 will be effective for fiscal years beginning after December 15, 1995, and will require that the Company either recognize in its consolidated financial statements costs related to its employee stock-based compensation plans, such as stock option and stock purchase plans, or make pro forma disclosures of such costs in a footnote to the financial statements.

     The Company expects to continue to use the intrinsic value based method of Accounting Principles Board Opinion No. 25, as allowed under SFAS No. 123, to account for all of its employee stock-based compensation plans. Therefore, in its financial statements for fiscal 1996, the Company will make the required pro forma disclosures in a footnote to the consolidated financial statements.

                              WIRED VENTURES, INC.
                            (A DELAWARE CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 IS
                                   UNAUDITED)

SFAS No. 123 is not expected to have a material effect on the Company's consolidated results of operations or financial position.

  Cash and Cash Equivalents

     Cash and cash equivalents consist of amounts held with banks with original maturities of 90 days or less. As of December 31, 1995, the Company had no significant cash investments subject to the provisions of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities.

  Concentrations of Credit Risk

     Financial instruments, which potentially subject the Company to a concentration of credit risk, consist of cash and cash equivalents and accounts receivable. The Company holds cash in deposit accounts with various major banks. The Company's accounts receivable are principally with trade advertisers and newsstand distributors. The Company generally does not require collateral. Wired's five primary newsstand distributors accounted for substantially all of the Company's newsstand revenue and receivables. The Company has historically been dependent on these five distributors for newsstand revenues and has outsourced its printing and distribution activities, on which all magazine revenue is dependent. The Company contracts with all such parties on a month to month basis.

  Deferred Production Costs

     Deferred production costs are comprised of those expenses incurred to produce magazines which have yet to be released.

  Property and Equipment

     Property and equipment are stated at cost. Depreciation is provided on the straight-line basis over an estimated useful life of five years for equipment and three years for leasehold improvements. Maintenance and repairs are charged to expense as incurred.

  Promotion Costs

     AICPA Statement of Position 93-7 requires that the Company defer the costs of direct mail promotions to the extent that they are expected to result in additional subscription revenues in excess of incremental fulfillment costs. As the Company estimates that its incremental fulfillment costs are in excess of its additional subscription revenue, these costs have been expensed as incurred. Direct mail promotion costs totaled $11,154, $1,602,323, and $5,674,000, in 1993, 1994, and 1995, respectively.

  Nonmonetary Transactions

     Agreements to exchange advertising in Wired magazine and the HotWired network of online content sites for equipment or services are recorded at the estimated fair value of the equipment or service.

                              WIRED VENTURES, INC.
                            (A DELAWARE CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 IS
                                   UNAUDITED)

  Foreign Currency Translation

     The functional currency of the Company's foreign operations is the U.S. dollar. All monetary assets and liabilities are translated at the current rate at the end of the period; nonmonetary assets and liabilities are translated at historical rates; revenues and expenses are translated at average exchange rates in effect during the period. Translation and transaction gains and losses have not been material in any of the periods presented.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Income Taxes

     Wired accounts for income taxes under the asset and liability method of accounting. Under the asset and liability method, deferred tax assets and liabilities are recognized based on the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in income in the period that includes the enactment date.

     Prior to the recapitalization discussed in Note 1, Wired consisted of an S corporation and several partnerships and limited liability companies for federal income tax purposes. As such, income was taxed at the individual shareholder or partner level. Accordingly, tax expense in the accompanying statements of operations for the years ended December 31, 1993, 1994, and 1995 only includes the state minimum franchise taxes. The accompanying pro forma net loss data for the year ended December 31, 1995, and the three months ended March 31, 1996, reflect provisions for taxes on a pro forma basis, using the asset and liability method, as if Wired had been a C corporation since the beginning of those respective periods, fully subject to federal and state income taxes.

     Other than state minimum franchise tax liabilities, no pro forma income taxes have been reflected in the pro forma net loss data for the year ended December 31, 1995, or for the three month period ended March 31, 1996, due to the current period losses.

  Pro Forma Net Loss Per Share

     Pro forma net loss per share is computed based on the weighted average number of shares of common stock outstanding and common equivalent shares from stock options (under the treasury stock method, if dilutive) and preferred stock outstanding (on an "as if converted" basis, even if antidilutive), giving effect to the recapitalization as though it had occurred at the beginning of the earliest period presented. In accordance with certain SEC Staff Accounting Bulletins, such computations include all common and common equivalent shares (using the treasury stock method) and

                              WIRED VENTURES, INC.
                            (A DELAWARE CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 IS
                                   UNAUDITED)

preferred shares (on an "as if converted" basis) issued within 12 months of the offering date as if they were outstanding for all periods presented using the anticipated IPO price.

  Interim Financial Statements

     The accompanying unaudited consolidated financial statements as of March 31, 1996 and for the three months ended March 31, 1995 and 1996 have been prepared on substantially the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated financial information set forth therein.

(3)  BALANCE SHEET AND STATEMENT OF OPERATIONS COMPONENTS

  Accounts Receivable

     Accounts receivable are recorded net of allowances for potential credit losses, estimated newsstand returns, and other charges. Accounts receivable as of December 31, 1994 and 1995 are summarized as follows (in thousands):

                                                                          DECEMBER 31,
                                                                        -----------------
                                                                         1994       1995
                                                                        ------     ------
    Magazine:
      Advertising, less allowances of $463 and $767, respectively....   $  798     $1,869
      Newsstand, less allowances of $1,544 and $1,774,
         respectively................................................      621        549
      Subscription...................................................      510        219
    Online:
      Advertising, less allowances of $15 and $23, respectively......      269        434
                                                                        ------     ------
                                                                        $2,198     $3,071
                                                                        ======     ======

  Property and Equipment

     Property and equipment as of December 31, 1994 and 1995 consisted of the following (in thousands):

                                                                          DECEMBER 31,
                                                                         ---------------
                                                                         1994      1995
                                                                         ----     ------
    Leasehold improvements.............................................  $301     $  561
    Computer and communications equipment..............................   569      2,136
    Other..............................................................    29         71
                                                                         ----     ------
                                                                          899      2,768
    Less accumulated depreciation and amortization.....................   108        552
                                                                         ----     ------
                                                                         $791     $2,216
                                                                         ====     ======

     Depreciation and amortization expense for property and equipment for the years ended December 31, 1994 and 1995 was $87,491 and $444,953, respectively.

                              WIRED VENTURES, INC.
                            (A DELAWARE CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 IS
                                   UNAUDITED)

  Magazine Revenue

     Magazine revenue for the years ended December 31, 1993, 1994, and 1995 and for the three month periods ended March 31, 1995 and 1996 are summarized as follows (in thousands):

                                              DECEMBER 31,                   MARCH 31,
                                      -----------------------------     -------------------
                                       1993       1994       1995        1995        1996
                                      ------     ------     -------     -------     -------
    Advertising.....................  $1,589     $4,524     $14,756     $ 2,234     $ 3,927
    Subscriptions...................     381      1,930       4,940         965       1,864
    Newsstand sales, net............     958      2,114       2,896         542         834
    Mailing lists and other.........      --        265         721         195         499
                                      ------     ------      ------      ------      ------
                                      $2,928     $8,833     $23,313     $ 3,936     $ 7,124
                                      ======     ======      ======      ======      ======

  Online Advertising Revenue

     Online advertising revenue consists of revenue from selling advertisements to corporate sponsors which are placed in content sections.

(4)  ACQUISITION -- WIRED UK

     Wired UK was formed in 1994. The Company contributed intellectual property in exchange for a 50% interest and Guardian Media Group plc (Guardian), a United Kingdom corporation, contributed cash of approximately $216,000 for its 50% interest. Wired UK had no material results of operations prior to 1995.

     In July 1995, Ventures purchased Guardian's 50% interest in Wired UK for an insignificant amount. Accordingly, the net assets of Wired UK have been included in the accompanying consolidated balance sheet as of December 31, 1995.

     The Company recorded this acquisition using step acquisition accounting, in accordance with Accounting Research Bulletin No. 51, by including the joint venture in its consolidated financial statements as though it had been acquired at the beginning of 1995, and reduced its net loss by the $854,000 of preacquisition losses attributable to Guardian's 50% interest up to the date of acquisition. The pro forma combined results of operations for the year ended December 31, 1995, as if the acquisition had occurred at the beginning of that year, would have reflected no change in consolidated total revenues and would have reflected an increase in the consolidated net loss of $854,000 ($0.02 per share). This effect is included in the pro forma combined results of operations presented in Note 12.

     The fair value of assets and liabilities acquired generally approximated historical cost, except for the forgiveness of approximately $270,000 of a note balance as part of the acquisition agreement. The note bears no interest and, therefore, was discounted by approximately $370,000 to its present value of approximately $1,200,000, based on a rate of 9%.

(5)  NOTE PAYABLE AND LINE OF CREDIT

  Note Payable

     Wired UK has a note payable with a stated value of L1,000,000 (approximately $1,600,000) to Guardian (see Note 4), which is due in July 1998, bears no interest, and has an estimated present value of approximately $1,200,000. The note is payable on demand with a stated interest rate of 5%

                              WIRED VENTURES, INC.
                            (A DELAWARE CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 IS
                                   UNAUDITED)

in the event of certain changes in ownership or certain transactions with Guardian. In the event that the Company enters into certain joint venture transactions in Continental Europe, Guardian has the right to convert its loan to equity of the new joint venture.

  Line of Credit

     The Company maintains a $6,500,000 line of credit collateralized by all of the Company's magazine-related tangible and intangible assets. The line bears an interest rate of adjusted LIBOR plus 3.25% (9% as of December 31, 1995) and expires on September 30, 2000. The line of credit prescribes that $5,000,000 thereof may be used only to increase Wired magazine's subscription base. The remaining $1,500,000 may be used only to repay the note payable to Guardian by Wired UK (see Note 4). The outstanding balance on the line of credit was $1,500,000 and $2,500,000 at December 31, 1995 and March 31, 1996, respectively.
The proceeds of the financing were used to finance certain direct mail promotion costs of Wired magazine. The Company was not in compliance with certain nonfinancial covenants as of December 31, 1995 and March 31, 1996, but has obtained waivers with respect to those covenants from the bank through June 1996. Accordingly, the obligation has been classified as a current liability.

(6)  INCOME TAXES

     Tax expense recorded in the accompanying historical consolidated financial statements represents state minimum franchise taxes of approximately $1,600, $18,000, $9,000 and $9,000 for the years ended December 31, 1993, 1994, and 1995 and the three months ended March 31, 1996, respectively.

     Prior to the recapitalization discussed in Note 1, Wired consisted of an S corporation and several partnerships and limited liability companies. After the recapitalization, Wired will be taxed as a C corporation.

     The pro forma provisions for income taxes reflect the tax expense that would have been reported if Wired had been a C corporation. The components of pro forma income taxes are as follows (in thousands):

                                                   YEAR ENDED       THREE MONTHS ENDED
                                                DECEMBER 31, 1995     MARCH 31, 1996
                                                -----------------   ------------------
    Pro forma income taxes:
      Current:
         Federal..............................       $    --             $     --
         State................................             9                    9
                                                -----------------   ------------------
              Total pro forma tax expense.....       $     9             $      9
                                                ==================  ====================

                              WIRED VENTURES, INC.
                            (A DELAWARE CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 IS
                                   UNAUDITED)

     The following tabulation reconciles the statutory corporate federal income tax benefit (computed by multiplying Wired's loss before income taxes by 34%) to Wired's pro forma income tax expense (in thousands):

                                                  YEAR ENDED           THREE MONTHS ENDED
                                               DECEMBER 31, 1995         MARCH 31, 1996
                                               -----------------       ------------------
        Pro forma expected income tax
          benefit............................       $(2,209)                $ (1,140)
        State taxes, net of federal effect...             9                        9
        Unutilized net operating losses......         2,209                    1,140
                                               -----------------       ------------------
                  Pro forma tax expense......       $     9                 $      9
                                               ===============         ================

     The tax effects of temporary differences that give rise to significant portions of the pro forma deferred tax assets as of December 31, 1995 are presented below (in thousands):

        Pro forma deferred tax assets:
          Reserves and accruals..............       $   754
          Deferred revenue...................         1,650
          Capitalized production costs.......           188
          Net operating loss carryforwards...         2,364
          Property and equipment.............           103
                                               -----------------
          Total gross pro forma deferred tax
             assets..........................         5,059
          Valuation allowance................        (5,059)
                                               -----------------
                  Net pro forma deferred tax
                    assets...................       $    --
                                               ===============

(7)  STOCKHOLDERS' EQUITY

  Preferred Stock

     Each share of Series A and B preferred stock is convertible into common stock at the exchange rate in effect at the time of conversion, currently one-to-one, and is subject to appropriate adjustment for common stock splits, stock dividends, and similar transactions. Conversion is automatic upon the closing of a public offering of common stock in which the aggregate gross proceeds to the Company are $7.5 million or more, and the IPO price per share is $12.50 or more.

     Each holder of Series A and B preferred stock is entitled to the number of votes equal to the number of shares of common stock into which such preferred stock is convertible.

     Each holder of preferred stock is entitled to receive, when and as declared by the Board, noncumulative dividends at the annual rate of $0.40 per share of Series A preferred stock and $0.80 per share of Series B preferred stock in preference and priority to any payment of any dividend on common stock. Each holder of preferred stock will participate pro rata on dividends paid on the common stock.

     In the event of liquidation, the holders of Series B preferred stock are entitled to a per share liquidation preference equal to $10.00, plus all declared and unpaid dividends, after which all Series A preferred stock are entitled to a per share liquidation preference equal to $10.00, plus all declared but unpaid dividends.

                              WIRED VENTURES, INC.
                            (A DELAWARE CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 IS
                                   UNAUDITED)

     There are no redemption or sinking fund provisions applicable to preferred stock.

     In January 1996, the Company issued equity interests which represented approximately 158,000 shares of Series A preferred stock to certain of its employees, and recorded deferred compensation expense of approximately $790,000, based on their deemed fair value. This amount is being amortized over the vesting period of the Company's repurchase rights to such shares.

     The Company repurchased approximately 452,000 and 352,000 shares of Series A preferred stock in December 1995 and January 1996, respectively, at a total cost of approximately $4,000 and $296,000, respectively.

(8)  EMPLOYEE BENEFIT PLANS

  Retirement and Savings Program

     The salary deferral "401(k)" plan allows employees to defer up to 20% of their salary subject to certain limitations. The Company may make discretionary contributions to the plan, however, no employer contributions have been made since inception.

(9)  COMMITMENTS AND CONTINGENCIES

  Lease Commitments

     The Company leases certain office space and office equipment under noncancelable operating leases with terms exceeding one year. Future minimum lease payments under noncancelable operating leases as of December 31, 1995 are as follows (in thousands):

YEAR ENDING
DECEMBER 31,
- ------------
   1996...............................................  $  738
   1997...............................................     984
   1998...............................................     962
   1999...............................................     936
   2000 and thereafter................................   5,847
                                                        $9,467

     Net rental expense under operating leases for the years ended December 31, 1993, 1994, and 1995 were $29,463, $70,038, and $238,931, respectively.

  Legal Matters

     Wired and its subsidiaries are involved in a number of claims arising in the ordinary course of business. Wired and its subsidiaries believe these matters will be resolved without material adverse effect on the Company's or its subsidiaries' financial position, results of operations or cash flows.

(10)  RELATED PARTY TRANSACTIONS

     In November 1993, the Company received a noninterest bearing convertible loan from AMPI for $500,000. This loan was converted to capital upon formation of Wired Ventures, Ltd. in January 1994.

                              WIRED VENTURES, INC.
                            (A DELAWARE CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 IS
                                   UNAUDITED)

     During 1993, Wired USA Ltd. received two loans. The first loan of $50,000 earned interest at the rate of 6% per annum and was payable to a relative of the editor/publisher. The $50,000 loan was repaid in 1994 subsequent to the formation of Wired Ventures, Ltd. The second loan of $275,000 earned interest at the rate of 10% per annum and was payable to a partner of Wired USA Ltd. As part of the formation of Wired Ventures, Ltd. in 1994, $184,676 of this loan was converted to capital and the remaining principal of $90,324 was repaid.

(11)  INDUSTRY SEGMENT AND GEOGRAPHIC AREA SEGMENT INFORMATION

     The Company's major operations are in magazine production and distribution and in the publication of online editorial material on the World Wide Web. Consolidated revenues derived from foreign based operations totaled approximately $988,000 for the year ended December 31, 1995. Operating loss, indentifiable assets, depreciation and amortization and capital expenditures for foreign based operations as of or for the year ended December 31, 1995 were $2.6 million, $472,000, $61,000 and $311,000, respectively. There were no foreign based operations in 1993 and 1994.

     Revenue, operating loss, identifiable assets, depreciation and amortization, and capital expenditures pertaining to the industries in which the Company operates are presented below (in thousands):

                                                   MAGAZINE     ONLINE      CONSOLIDATED
                                                   --------     -------     ------------
    1995
    Revenues.....................................  $23,313      $ 1,942       $ 25,255
    Operating loss...............................   (5,734 )     (2,199)        (7,933)
    Identifiable assets..........................    7,498        5,893         13,218
    Depreciation and amortization................      336          134            470
    Capital expenditures.........................      788          721          1,509
    1994
    Revenues.....................................  $ 8,833      $   348       $  9,181
    Operating loss...............................   (3,505 )        (32)        (3,537)
    Identifiable assets..........................    4,699          412          5,111
    Depreciation and amortization................       72           15             87
    Capital expenditures.........................      544          144            688
    1993
    Revenues.....................................  $ 2,928      $    --       $  2,928
    Operating loss...............................   (1,024 )         --         (1,024)
    Identifiable assets..........................    1,859           --          1,859
    Depreciation and amortization................       18           --             18
    Capital expenditures.........................       53           --             53

     Intersegment transactions, to date, have not been significant.

                              WIRED VENTURES, INC.
                            (A DELAWARE CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 IS
                                   UNAUDITED)

(12)  SUBSEQUENT EVENTS

  1996 Equity Incentive Plan

     In May 1996, the Board adopted the 1996 Equity Incentive Plan ("1996 Equity Plan") and reserved 8,500,000 shares of common stock for issuance under the 1996 Equity Plan. The Company's stockholders approved the 1996 Equity Plan in May 1996. The 1996 Equity Plan provides for the grant of stock options and stock bonuses and the issuance of restricted stock by the Company to its employees, officers, directors and consultants. In May 1996, the Company issued 3,970,078 options pursuant to the plan at prices varying between $1 and $10. The options generally vest to the extent of 25% upon the first anniversary of the employee hire date and an additional 1/36 of the unvested shares vest ratably over the following 36 months. As of the grant date, approximately 1.7 million options were vested. Options are generally exercisable on the date of grant, with shares subject to repurchase provisions.

     The Company will record $9.1 million in deferred compensation expense in May, 1996 for the difference between the grant price and the deemed fair value of the common stock underlying certain options. The deferred compensation will be amortized over the vesting period of the individual options, generally four years. The Company expects to record $5.5 million in compensation expense related to such options in the quarter ending June 30, 1996.

  1996 Non-Employee Director Stock Option Plan

     In May 1996, the Board of Directors adopted the 1996 Non-Employee Director Stock Option Plan (the "Directors' Plan") and expects to submit such plan to the stockholders for approval prior to the completion of the proposed IPO. The Directors' Plan provides for the grant of nonstatutory stock options to non-employee directors of the Company. The total number of shares of Common Stock reserved under the Directors' Plan is 100,000.

  Business Combination with HotWired Ventures LLC

     In May 1996, the Company purchased the minority interest in HotWired Ventures LLC in exchange for approximately 2.5 million shares of Series A preferred stock. The Company will account for this transaction using the purchase method, and accordingly, the operating results of HotWired Ventures LLC previously attributable to minority interests will be included in the consolidated financial statements from the date of acquisition.

     The value of the stock would have been allocated as follows, had the transaction occurred as of March 31, 1996 (in thousands):

    Fair value of net tangible assets acquired................................  $   717
    Research and development in-process.......................................   21,268
    Purchased technology and goodwill.........................................    4,668
    Deferred income taxes.....................................................   (1,800)
                                                                                -------
                                                                                $24,853
                                                                                ========

     The amounts allocated to purchased technology and other intangibles will be amortized over two to three years. The research and development in-process will be written off and charged to operations in the second quarter of 1996.

                              WIRED VENTURES, INC.
                            (A DELAWARE CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 IS
                                   UNAUDITED)

     The following pro forma combined results of operations for the year ended December 31, 1995 and the three months ended March 31, 1996 are presented as if the business combination with HotWired Ventures LLC had occurred at the beginning of the period (HotWired Ventures LLC had no significant operations prior to 1995). The charges associated with in-process research and development and deferred income taxes have not been reflected in the following pro forma summary as they are non-recurring. The pro forma summary also reflects the acquisition of Wired UK (see Note 4) as if the acquisition had occurred at the beginning of 1995. The pro forma summary does not necessarily reflect the results of operations as they would have been if the Company and the minority interest in HotWired Ventures LLC had constituted a single entity during such periods.

                                                    YEAR ENDED
                                                   DECEMBER 31,       THREE MONTHS ENDED
                                                       1995             MARCH 31, 1996
                                                   ------------       ------------------
                                                                (UNAUDITED)
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
        Total revenues...........................    $ 25,255              $  7,621
                                                   ------------       ------------------
        Net loss.................................    $ (9,342)             $ (4,249)
                                                   ------------       ------------------
        Net loss per share.......................    $  (0.27)             $  (0.13)
                                                   ------------       ------------------

     Presented below is a condensed consolidated balance sheet as of March 31, 1996 as if the HotWired Ventures LLC business combination had occurred on March 31, 1996.

                                                                       PRO FORMA
                                                                    MARCH 31, 1996
                                                                    ---------------
                                                                    (IN THOUSANDS)
        Current assets............................................     $   6,187
        Property plant and equipment, net.........................         2,745
        Goodwill and other intangibles............................         4,668
        Other noncurrent assets...................................           222
                                                                         -------
                                                                       $  13,822
                                                                         =======
        Current liabilities.......................................     $  12,132
        Noncurrent liabilities....................................         1,339
                                                                         -------
                                                                          13,471
                                                                         -------
        Series A preferred stock and additional paid-in capital...        35,004
        Accumulated deficit.......................................       (34,043)
        Other.....................................................          (610)
             Stockholders' deficit................................           351
                                                                         -------
                                                                       $  13,822
                                                                         =======

  Private Financing

     In May 1996, the Company sold 1,250,000 shares of Series B preferred stock for total net proceeds of $12,300,000. As discussed in Notes 1 and 7, these shares are expected to convert into common stock upon completion of the proposed IPO.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the U.S. Underwriters named below, and each of such U.S. Underwriters, for whom Goldman, Sachs & Co. and Robertson, Stephens & Company LLC are acting as representatives, has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:

                                                                             NUMBER OF
                                                                             SHARES OF
                                 UNDERWRITER                                COMMON STOCK
    ----------------------------------------------------------------------  ------------
    Goldman, Sachs & Co. .................................................
    Robertson, Stephens & Company LLC.....................................
                                                                              ---------
              Total.......................................................    4,400,000
                                                                              =========

     Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

     The U.S. Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such
price less a concession of $     per share. The U.S. Underwriters may allow, and
such dealers may reallow, a concession not in excess of $     per share to
certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

     The Company has entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the international offering (the "International Underwriters") providing for the concurrent offer and sale of 1,100,000 shares of Common Stock in an international offering outside the United States. The offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The closing of the offering made hereby is a condition to the closing of the international offering, and vice versa. The representatives of the International Underwriters are Goldman Sachs International and Robertson, Stephens & Company LLC.

     Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or
(b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the international offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

     Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

     The Company has granted the U.S. Underwriters an option, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 660,000 additional shares of Common Stock solely to cover over-allotments, if any. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 4,400,000 shares of Common Stock offered. The Company has granted the International Underwriters a similar option exercisable up to an aggregate of 165,000 additional shares of Common Stock.

     The Company and its stockholders have agreed, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, not to offer, sell, or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of the Prospectus) that are substantially similar to the shares of Common Stock or that are convertible or exchangeable into securities that are substantially similar to the shares of Common Stock, without the prior written consent of Goldman, Sachs & Co. See "Shares Eligible for Future Sale."

     The representatives of the Underwriters have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed five percent of the total number of shares of Common Stock offered by them.

     Prior to this offering, there has been no public market for the Common Stock. The initial public offering price will be negotiated between the Company and the representatives of the U.S. Underwriters and International Underwriters. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "WWWW", subject to official notice of issuance.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

- ---------------------------------------------------------
- ---------------------------------------------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                          PAGE
                                          ----
Prospectus Summary......................    3
Risk Factors............................    6
The Company.............................   16
Use of Proceeds.........................   17
Dividend Policy.........................   17
Dilution................................   18
Capitalization..........................   19
Selected Consolidated Financial Data....   20
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................   21
Business................................   28
Management..............................   44
Certain Transactions....................   49
Principal Stockholders..................   52
Description of Capital Stock............   53
Shares Eligible for Future Sale.........   55
Legal Matters...........................   56
Experts.................................   56
Change in Accountants...................   56
Additional Information..................   57
Index to Consolidated Financial
  Statements............................  F-1
Underwriting............................  U-1

                               ------------------

     THROUGH AND INCLUDING             , 1996 (THE 25TH DAY AFTER THE DATE OF
THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- ---------------------------------------------------------
- ---------------------------------------------------------
- ---------------------------------------------------------
- ---------------------------------------------------------

                                5,500,000 SHARES

                              WIRED VENTURES, INC.

                                  COMMON STOCK
                          (PAR VALUE $0.001 PER SHARE)

                               ------------------

                                  [WIRED LOGO]
                               ------------------

                              GOLDMAN, SACHS & CO.

                         ROBERTSON, STEPHENS & COMPANY

                      REPRESENTATIVES OF THE UNDERWRITERS

- ---------------------------------------------------------
- ---------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the shares of Common Stock being registered. All the amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market application fee.

    SEC Registration fee..................................................    $   26,173
    NASD filing fee.......................................................         8,090
    Nasdaq National Market application fee................................        17,500
    Blue Sky qualification fee and expenses...............................         7,500
    Printing and engraving expenses.......................................       200,000
    Legal fees and expenses...............................................       300,000
    Accounting fees and expenses..........................................       250,000
    Transfer agent and registrar fees.....................................        10,000
    Directors and officers insurance premium..............................       250,000
    Miscellaneous.........................................................       230,737
                                                                              ----------
              Total.......................................................    $1,300,000
                                                                              ==========

ITEM 14.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. The Registrant's Restated Certificate and Restated Bylaws provide for mandatory indemnification of its directors and permissive indemnification of officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant has entered into indemnification agreements with its directors and officers, a form of which is attached as
Exhibit 10.1 hereto and incorporated herein by reference. The indemnification agreements provide the Registrant's directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. The Company is also in the process of obtaining directors and officers insurance to insure its directors and officers against certain liabilities under the Securities Laws.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     Since its incorporation in March 1996, the Registrant has sold and issued the following unregistered securities:

          (a) In May 1996, the Company issued 30,500,000 shares of its Series A Preferred Stock to the equity owners of Wired Holdings Inc., Wired USA Ltd., Wired Ventures, Ltd. and HotWired Ventures LLC in exchange for their interests therein.

          (b) In May 1996, the Company issued one share of Common Stock to each of Jane Metcalfe and Louis Rossetto for $10.00 in cash per share.

          (c) In May 1996, the Company issued 1,250,000 shares of its Series B Preferred Stock to 10 investors for $10.00 in cash per share.

     The securities described in the transaction described in paragraph (a) above were exempt from registration under the Securities Act by virtue of Rule 3(a)(10) thereunder in that they were issued in exchange for bona fide outstanding securities and the terms and conditions of such issuance and exchange were approved, after a hearing upon the fairness of such terms and conditions upon which all persons to whom the Registrant proposed to issue securities in such exchange had the right to appear, by the California Commissioner of Corporations.

     The sale and issuance of securities in the transactions described in paragraphs (b) and (c) were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2) or Regulation D promulgated thereunder as transactions not involving a public offering. The purchasers in each case represented their intention to acquire the securities for investment only and not with a view to the distribution thereof. Appropriate legends are affixed to the stock certificates issued in such transactions. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) EXHIBITS.

EXHIBIT
 NUMBER                                DESCRIPTION OF DOCUMENT
- -------- ------------------------------------------------------------------------------------
 1.1*    Form of Underwriting Agreement
 2.1     Form of Exchange Agreement, dated as of May 28, 1996, among the Registrant and the holders of its Series A Preferred Stock
 3.1     Amended and Restated Certificate of Incorporation of the Registrant
 3.2     Bylaws of the Registrant
 3.3*    Amended and Restated Certificate of Incorporation to be effective upon completion of the offering
 4.1     Reference is made to Exhibits 3.1 through 3.3
 4.2*    Specimen stock certificate
 4.3     Form of Investor Rights Agreement, dated May 28, 1996, among the Registrant and certain of its stockholders
 5.1*    Opinion of Cooley Godward Castro Huddleson & Tatum
10.1     Form of Indemnification Agreement between the Registrant and each of its executive officers and directors
10.2     1996 Equity Incentive Plan, together with forms of agreements to be used thereunder
10.3     1996 Non-Employee Director Stock Option Plan, together with form of agreement to be used thereunder
10.4     Letter of Agreement, Loan Note and Related Guaranty, dated as of July 22, 1995, by and among the Registrant, Wired World, L.L.C., Wired New York, Wired UK, Guardian
         Media Group, Karadean Limited, Guardian Magazines Limited and Guardian Newspapers
         Limited
10.5+    License Agreement, dated as of May 30, 1994, between the Registrant and Dohosha
         Publishing Co., Ltd.
10.6+    Letter of Intent, dated as of April 5, 1996, between HotWired Ventures LLC and
         Inktomi Corporation
10.7+    Agreement, dated as of November 5, 1992, as amended on August 2, 1994, April 11,
         1995, and May 22, 1996, between the Registrant and International Circulation
         Distributors - The Hearst Corporation
10.8+    Master Agreement for Neodata Services, dated as of June 20, 1994, between the
         Registrant and Neodata Services, Inc.
10.9     Real Property Lease, dated as of May 20, 1994, between the Registrant and 500 Third
         Street Associates

EXHIBIT
 NUMBER                                DESCRIPTION OF DOCUMENT
- -------- ------------------------------------------------------------------------------------
10.10    Real Property Lease, dated as of November 15, 1995, between HotWired, Inc. and GORR
         Partners, LLC
11.1     Statement re: Computation of Pro Forma Net Loss Per Share
16.1     Letter from Coopers & Lybrand LLC
21.1     Subsidiaries of the Registrant
23.1     Report on Financial Statement Schedule and Consent of Independent Auditors.
23.2*    Consent of Cooley Godward Castro Huddleson & Tatum. Reference is made to Exhibit
         5.1.
24.1     Power of Attorney. Reference is made to Page II-4.
27.1     Financial Data Schedule

- ---------------

*  To be filed by amendment.

+  Confidential treatment requested.

     (b) FINANCIAL STATEMENT SCHEDULES.

     Schedule II -- Valuation and Qualifying Accounts -- Page S-1.

     All other schedules are omitted because they are not required, they are not applicable or the information is already included in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that: (1) for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of the registration statement as of the time it was declared effective, and (2) for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and County of San Francisco, State of California, on the 29th day of May, 1996.

                                            WIRED VENTURES, INC.

                                            By: /s/  Louis Rossetto
                                            ----------------------------
                                              Louis Rossetto
                                              Chief Executive Officer and Chair
                                              of the Board
                                              (Principal Executive Officer)

                               POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints Louis Rossetto and Jeff Simon as his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement on Form S-1, and to any registration statement filed under Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                TITLE                    DATE
- ---------------------------------------------  ------------------------------------------------
/s/  Louis Rossetto                            Chief Executive Officer and         May 29, 1996
- ---------------------                          Chair of the Board (Principal
Louis Rossetto                                 Executive Officer)


/s/  Jeffrey Simon                             Chief Financial Officer and         May 29, 1996
- --------------------                           Secretary (Principal Financial
Jeffrey Simon                                  and Accounting Officer)


/s/  Jane Metcalfe                             President and Director              May 29, 1996
- --------------------
Louis Rossetto


/s/  H. William Jesse, Jr.                     Director                            May 29, 1996
- ---------------------------
H. William Jesse, Jr.

                                  SCHEDULE II

                              WIRED VENTURES, INC.
                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                   BALANCE AT                                BALANCE AT
                                                    BEGINNING    CHARGED TO                      END
               ACCOUNT DESCRIPTION                  OF PERIOD    OPERATIONS    DEDUCTIONS     OF PERIOD
- -------------------------------------------------  -----------   -----------   -----------   -----------
YEAR ENDED DECEMBER 31, 1993
  Magazine advertising
     Allowance for doubtful accounts.............    $    --       $   168       $    22       $   146
  Newsstand and single copy
     Allowance for newsstand returns.............         --           767           367           400
                                                   -----------   -----------   -----------   -----------
                                                     $    --       $   935       $   389       $   546
                                                   =========     =========     =========     =========
YEAR ENDED DECEMBER 31, 1994
  Magazine advertising
     Allowance for doubtful accounts.............    $   146       $   482       $   165       $   463
  Online advertising
     Allowance for doubtful accounts.............         --            15            --            15
  Newsstand and single copy
     Allowance for newsstand returns.............        400         1,480           336         1,544
                                                   -----------   -----------   -----------   -----------
                                                     $   546       $ 1,977       $   501       $ 2,022
                                                   =========     =========     =========     =========
YEAR ENDED DECEMBER 31, 1995
  Magazine advertising
     Allowance for doubtful accounts.............    $   463       $   304       $    --       $   767
  Online advertising
     Allowance for doubtful accounts.............         15             8            --            23
  Newsstand and single copy
     Allowance for newsstand returns.............      1,544         2,030         1,800         1,774
                                                   -----------   -----------   -----------   -----------
                                                     $ 2,022       $ 2,342       $ 1,800       $ 2,564
                                                   =========     =========     =========     =========

                                 EXHIBIT INDEX

                                                                                    SEQUENTIALLY
EXHIBIT                                                                               NUMBERED
 NUMBER                           DESCRIPTION OF DOCUMENT                               PAGE
- -------- -------------------------------------------------------------------------  ------------
 1.1*    Form of Underwriting Agreement
 2.1     Form of Exchange Agreement, dated as of May 28, 1996, among the
         Registrant and the holders of its Series A Preferred Stock
 3.1     Amended and Restated Certificate of Incorporation of the Registrant
 3.2     Bylaws of the Registrant
 3.3*    Amended and Restated Certificate of Incorporation to be effective upon completion of the offering
 4.1     Reference is made to Exhibits 3.1 through 3.3
 4.2*    Specimen stock certificate
 4.3     Form of Investor Rights Agreement, dated May 28, 1996, among the
         Registrant and certain of its stockholders
 5.1*    Opinion of Cooley Godward Castro Huddleson & Tatum
10.1     Form of Indemnification Agreement between the Registrant and each of its executive officers and directors
10.2     1996 Equity Incentive Plan, together with forms of agreements to be used thereunder
10.3     1996 Non-Employee Director Stock Option Plan, together with form of agreement to be used thereunder
10.4     Letter of Agreement, Loan Note and Related Guaranty, dated as of July 22,
         1995, by and among the Registrant, Wired World, L.L.C., Wired New York,
         Wired UK, Guardian Media Group, Karadean Limited, Guardian Magazines
         Limited and Guardian Newspapers Limited
10.5+    License Agreement, dated as of May 30, 1994, between the Registrant and
         Dohosha Publishing Co., Ltd.
10.6+    Letter of Intent, dated as of April 5, 1996, between HotWired Ventures
         LLC and Inktomi Corporation
10.7+    Agreement, dated as of November 5, 1992, as amended on August 2, 1994,
         April 11, 1995, and May 22, 1996, between the Registrant and
         International Circulation Distributors - The Hearst Corporation
10.8+    Master Agreement for Neodata Services, dated as of June 20, 1994, between the Registrant and Neodata Services, Inc.
10.9     Real Property Lease, dated as of May 20, 1994, between the Registrant and
         500 Third Street Associates
10.10    Real Property Lease, dated as of November 15, 1995, between HotWired,
         Inc. and GORR Partners, LLC
11.1     Statement re: Computation of Pro Forma Net Loss Per Share
16.1     Letter from Coopers & Lybrand LLC
21.1     Subsidiaries of the Registrant
23.1     Report on Financial Statement Schedule and Consent of Independent
         Auditors
23.2*    Consent of Cooley Godward Castro Huddleson & Tatum. Reference is made to
         Exhibit 5.1.
24.1     Power of Attorney. Reference is made to Page II-4.
27.1     Financial Data Schedule

- ---------------

*  To be filed by amendment.

+  Confidential treatment requested.